SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM CB

                 TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)               [_]

Securities Act Rule 802 (Exchange Offer)                [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)     [_]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)   [_]

Exchange Act Rule 14e-2(d) (Subject Company Response)   [_]



                           VIKING ENERGY ROYALTY TRUST

                            (Name of Subject Company)

                                 NOT APPLICABLE

      (Translation of Subject Company's Name into English (if applicable))

                           PROVINCE OF ALBERTA, CANADA

        (Jurisdiction of Subject Company's Incorporation or Organization)

                           VIKING ENERGY ROYALTY TRUST

                       (Name of Person(s) Furnishing Form)

                                   TRUST UNITS

                     (Title of Class of Subject Securities)

                                 NOT APPLICABLE

              (CUSIP Number of Class of Securities (if applicable))

                        NATIONAL CORPORATE RESEARCH, LTD.
               225 WEST 34TH STREET, SUITE 910, NEW YORK, NY 10122
                            TELEPHONE: (212) 947-7200

            (Name, Address (including zip code) and Telephone Number
            (including area code) of Person(s) Authorized to Receive
                           Notices and Communications
                          on Behalf of Subject Company)

                               DECEMBER 23, 2004

                  (Date Tender Offer/Rights Offering Commenced)

                                     PART I

                      INFORMATION SENT TO SECURITY HOLDERS


ITEM 1.           HOME JURISDICTION DOCUMENTS

                  Calpine Natural Gas Trust Proxy Statement and Information Circular dated December 20, 2004 (the "Information Circular") Letter of Transmittal
                  Form of Proxy
                  Confirmation Letter for Certain U.S. Unitholders

                                [GRAPHIC OMITTED]
                       [LOGO - CALPINE NATURAL GAS TRUST]

                                NOTICE OF SPECIAL
                             MEETING OF UNITHOLDERS

                                  TO BE HELD ON

                                JANUARY 27, 2005

                                     - AND -

                    PROXY STATEMENT AND INFORMATION CIRCULAR

                                WITH RESPECT TO A

                              BUSINESS COMBINATION

                                    INVOLVING

                            CALPINE NATURAL GAS TRUST

                                     - AND -

                           VIKING ENERGY ROYALTY TRUST





                                DECEMBER 23, 2004

                     NOTICE TO UNITED STATES SECURITYHOLDERS

         This business combination is in respect of the securities of two Canadian issuers. The business combination is subject to the disclosure requirements of Canada, which are different from those of the United States. The securities to be issued to United States securityholders under the business combination have not been registered under the UNITED STATES SECURITIES ACT of 1933, as amended (the "1933 Act"), and are being issued to United States securityholders in reliance on the exemption from registration set forth in Rule 802 thereof. The solicitation of proxies for the Meeting is not subject to the requirements of section 14(a) of the UNITED STATES SECURITIES EXCHANGE ACT of 1934, as amended (the "1934 Act"). The Viking Units will not be listed for trading on any United States stock exchange. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in CANADA. SECURITYHOLDERS IN THE UNITED STATES SHOULD BE AWARE THAT SUCH REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES APPLICABLE TO REGISTRATION STATEMENTS UNDER THE 1933 ACT AND PROXY STATEMENTS UNDER THE 1934 ACT.

         ALL FINANCIAL STATEMENTS INCLUDED AND INCORPORATED BY REFERENCE HEREIN HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES. AS A RESULT, THE FINANCIAL STATEMENTS INCLUDED AND INCORPORATED BY REFERENCE HEREIN HAVE NOT BEEN RECONCILED TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AS MAY OTHERWISE BE NECESSARY UNDER REGISTRATION STATEMENT REQUIREMENTS OF THE 1933 ACT.

         However, Viking has filed with the SEC an annual report on Form 40-F for the year ended December 31, 2003 which includes Viking's audited consolidated financial statements for the years ended December 31, 2003 and 2002, as well as the financial statements in respect of Viking's significant acquisition of KeyWest Energy Corporation for the years ended December 31, 2002, 2001 and 2000 prepared in accordance with generally accepted accounting principles in Canada. In accordance with the requirements of U.S. securities laws, Viking's Form 40-F includes information on the material variations in the accounting principles, practices and methods used in preparing such financial statements from the principles, practices and methods generally accepted in the United States with respect to the financial statements in Viking's Form 40-F. Holders of CNGT Units may obtain Viking's Form 40-F for the year ended December 31, 2003 for free at the SEC's internet web site at www.sec.gov.

         Information concerning oil and gas properties, reserves and operations of CNGT and Viking have been prepared in accordance with Canadian disclosure standards and are not comparable in all respects to similar information for United States companies. For example, the SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Canadian securities laws permit oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (defined differently from SEC rules) and probable reserves. Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves. Moreover, "proved reserves," are calculated in accordance with Canadian practices using forecasted and constant prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserve report. In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments. The practice in the Unites States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. As a consequence, the production volumes and reserve estimates in this Information Circular may not be comparable to those of U.S. domestic companies subject to SEC reporting and disclosure requirements.

         ACQUISITION OF VIKING UNITS PURSUANT TO THE MERGER MAY SUBJECT HOLDERS OF CNGT UNITS TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. SUCH CONSEQUENCES FOR HOLDERS OF CNGT UNITS WHO ARE RESIDENT IN, OR CITIZENS OF, THE UNITED STATES ARE NOT DESCRIBED FULLY HEREIN.

         THE ENFORCEMENT BY INVESTORS OF CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BY THE FACT THAT EACH OF CNGT AND VIKING WAS CREATED UNDER THE LAWS OF THE PROVINCE OF ALBERTA, CANADA, THAT SOME OR ALL OF THE OFFICERS, DIRECTORS AND TRUSTEES OF CNGT, VIKING AND THEIR RESPECTIVE SUBSIDIARIES ARE RESIDENTS OF CANADA, THAT SOME OR ALL OF THE EXPERTS NAMED IN THE INFORMATION CIRCULAR ARE

RESIDENTS OF CANADA AND THAT ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF CNGT AND VIKING AND OF SUCH PERSONS ARE LOCATED OUTSIDE THE UNITED STATES. YOU MAY NOT BE ABLE TO SUE A CANADIAN ISSUER OR ITS OFFICERS OR DIRECTORS IN A CANADIAN COURT FOR VIOLATIONS OF THE U.S. SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A CANADIAN ISSUER AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT'S JUDGMENT.

         No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by CNGT or Viking.

         You should be aware that Viking may purchase securities of CNGT otherwise than in connection with the business combination, such as in the open market or privately negotiated purchases.

         THE SECURITIES OFFERED BY VIKING PURSUANT TO THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES REGULATORY AUTHORITY NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         UPON COMPLETION OF THE MERGER, ALL CNGT UNITHOLDERS WHO ARE "NON-QUALIFIED PARTIES" (AS DEFINED BELOW) SHALL HAVE THE VIKING UNITS OTHERWISE DIRECTLY ISSUABLE TO THEM PURSUANT TO THE MERGER ISSUED INSTEAD ON THEIR BEHALF TO COMPUTERSHARE TRUST COMPANY OF CANADA OR SUCH OTHER AGENT AS MAY BE DESIGNATED BY VIKING (HEREINAFTER REFERRED TO AS A "SELLING AGENT") WHICH SHALL, AS AGENT FOR SUCH NON-QUALIFIED PARTIES, AS EXPEDITIOUSLY AS IS COMMERCIALLY REASONABLE THEREAFTER, SELL ALL SUCH VIKING UNITS THROUGH THE FACILITIES OF THE TORONTO STOCK EXCHANGE AND PAY THE NET PROCEEDS OF SUCH SALES, AFTER DEDUCTION OF BROKERAGE SALES COMMISSIONS AND ANY OTHER RELATED EXPENSES OR ANY APPLICABLE WITHHOLDING TAXES, TO SUCH NON-QUALIFIED PARTIES. "NON-QUALIFIED PARTIES" MEANS RESIDENTS OF THE U.S. STATES OF DELAWARE, FLORIDA, HAWAII, INDIANA, MARYLAND, MASSACHUSETTS, MINNESOTA, MISSISSIPPI, NEW HAMPSHIRE, NEW JERSEY, PUERTO RICO, TENNESSEE, TEXAS, UTAH, WEST VIRGINIA, WISCONSIN AND WYOMING WHO DO NOT QUALIFY AS EXEMPT INSTITUTIONAL INVESTORS IN SUCH U.S. STATES.

         ALL NON-QUALIFIED PARTIES MUST NOTIFY THEIR BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH THEIR CNGT UNITS ARE HELD OF THEIR STATUS AS A "NON-QUALIFIED PARTY". FAILURE BY A NON-QUALIFIED PARTY TO INFORM THEIR BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH THEIR CNGT UNITS ARE HELD OF THEIR STATUS AS A "NON-QUALIFIED PARTY" PRIOR TO THE CLOSING DATE OF THE MERGER (ANTICIPATED TO BE FEBRUARY 1,
2005) WILL BE DEEMED TO BE A CERTIFICATION THAT SUCH CNGT UNITHOLDER IS NEITHER A RESIDENT OF A SUBJECT STATE OR IS SUCH A RESIDENT AND IS AN "INSTITUTIONAL INVESTOR" WITHIN THE MEANING OF THE SECURITIES LAWS AND REGULATIONS OF THE SUBJECT STATE OF WHICH IT IS A RESIDENT.

         All Viking Units which the Selling Agent is required to sell will be pooled and sold as soon as practicable on the Toronto Stock Exchange. Thereafter, the Selling Agent will forward to each person whose Viking Units have been sold a cheque in Canadian dollars in an amount equal to such person's pro rata interest in the proceeds of sale of all Viking Units so sold by the Selling Agent (net of all applicable brokerage sales commissions, any other related expenses in respect of such sales and any applicable withholding taxes). In effecting the sale of any Viking Units, the Selling Agent will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither Viking nor the Selling Agent will be liable for any loss arising out of any sale of such Viking Units relating to the manner or timing of such sales, the prices at which Viking Units are sold or otherwise. The sale price of Viking Units sold on behalf of such persons will fluctuate with the market price of the Viking Units and no assurance can be given that any particular price will be received upon any such sale. CNGT

Unitholders who are resident in jurisdictions in which Viking Units may not be lawfully delivered, and who desire certainty with respect to the price to be received for their CNGT Units, may wish to consult their advisors.

         NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

                        EXCHANGE RATE OF CANADIAN DOLLAR

         Except as otherwise indicated, all dollar amounts set forth in this Information Circular are in Canadian dollars. The following table sets forth:
(i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the last day of each month during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

                                   Nine months
                              Ended September 30,      Year ended December 31,
                              -------------------   --------------------------
                                       2004           2003      2002      2001
                              -------------------   --------------------------
  Rate at end of period              0.7912         0.7710    0.6362    0.6277
  Average rate during period         0.7524         0.7146    0.6369    0.6457
  Low                                0.7159         0.6382    0.6198    0.6234
  High                               0.7912         0.7733    0.6616    0.6697

On December 17, 2004 the noon buying rate for $1.00 Canadian was $0.8159 United States.

                                [GRAPHIC OMITTED]
                       [LOGO - CALPINE NATURAL GAS TRUST]


December 20, 2004

Dear Fellow Unitholder:

You are invited to attend the special meeting (the "MEETING") of the holders ("CNGT UNITHOLDERS") of Trust Units ("CNGT UNITS") of Calpine Natural Gas Trust ("CNGT") to be held in the Strand Tivoli Room at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta on Thursday, January 27, 2005 at 10:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Special Meeting. At the Meeting, CNGT Unitholders will be asked to consider and vote upon a merger involving CNGT and Viking Energy Royalty Trust ("VIKING"). As a result of the merger, Viking will acquire all of the assets and liabilities of CNGT, and CNGT Unitholders will receive, in exchange for each CNGT Unit held, two trust units ("VIKING UNITS") of Viking (the "MERGER") on a tax-deferred rollover basis. The merged trust will continue to be known as Viking Energy Royalty Trust. Former CNGT Unitholders who are holders of record of Viking Units on February 20, 2005 (and any subsequent record date for distributions to Viking Unitholders) will be entitled to receive distributions from Viking following completion of the Merger.

For the Merger to proceed, it must be approved by at least 662/3% of the votes cast by CNGT Unitholders attending the Meeting and voting on the proposal in person or by proxy. If such approval is obtained and if other conditions to the Merger becoming effective are satisfied or waived, it is expected that the Merger will be completed on or about February 1, 2005.

THE BOARD OF DIRECTORS OF CALPINE NATURAL GAS LIMITED, BASED UPON, AMONG OTHER THINGS, A FAIRNESS OPINION DELIVERED BY ITS FINANCIAL ADVISOR, SCOTIA CAPITAL INC., THAT THE CONSIDERATION TO BE RECEIVED BY CNGT UNITHOLDERS PURSUANT TO THE MERGER IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO THE CNGT UNITHOLDERS, HAS DETERMINED UNANIMOUSLY THAT THE MERGER IS IN THE BEST INTERESTS OF CNGT AND THE CNGT UNITHOLDERS AND UNANIMOUSLY RECOMMENDS THAT CNGT UNITHOLDERS VOTE IN FAVOUR OF THE MERGER.

All of the directors and senior officers of Calpine Natural Gas Limited have entered into Support Agreements with Viking agreeing to vote the CNGT Units held by them in favour of the Merger.

The accompanying Information Circular provides a detailed description of the Merger and certain information about Viking and CNGT. PLEASE GIVE THIS MATERIAL YOUR CAREFUL CONSIDERATION, AND, IF YOU REQUIRE ASSISTANCE, CONSULT YOUR FINANCIAL, INCOME TAX OR OTHER PROFESSIONAL ADVISOR.

To be represented at the Meeting, you must either be a registered CNGT Unitholder and attend the Meeting in person or complete and sign the enclosed form of proxy and forward it so that the form of proxy is received and deposited with Computershare Trust Company of Canada, by mail or facsimile, to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, fax number: 905-771-4414, at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof.

Yours very truly,

(signed) Gary S. Guidry

GARY S. GUIDRY
President and Chief Executive Officer
of Calpine Natural Gas Limited

                                [GRAPHIC OMITTED]
                       [LOGO - CALPINE NATURAL GAS TRUST]

                  NOTICE OF SPECIAL MEETING OF THE UNITHOLDERS

         TAKE NOTICE THAT a special meeting (the "MEETING") of unitholders (the "CNGT UNITHOLDERS") of Calpine Natural Gas Trust ("CNGT") will be held in the Strand Tivoli Room at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta on Thursday, January 27, 2005 at 10:00 a.m. (Calgary time) for the following purposes:

1. to consider, and if thought fit, to pass a special resolution in the form set forth in Appendix "A" to the accompanying Proxy Statement and Information Circular (the "INFORMATION CIRCULAR") to approve the merger of CNGT with Viking Energy Royalty Trust ("VIKING"), on the basis that each CNGT Unitholder would receive two trust units of Viking in exchange for each trust unit ("CNGT UNITS") of CNGT (the "MERGER") on the terms and conditions described in the Information Circular, and to effect all other transactions ancillary to or which are necessary to implement the Merger as described in the Information Circular; and

2. to transact such other business as may properly come before the Meeting.

         Additional information relating to the proposed Merger is set forth in the accompanying Information Circular.

         A CNGT Unitholder may attend the Meeting in person or may be represented thereat by proxy. A form of proxy for use at the Meeting or any adjournment thereof is enclosed with this Notice. CNGT Unitholders who are unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy to the transfer agent of CNGT, Computershare Trust Company of Canada ("COMPUTERSHARE"), by mail or facsimile to Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (a self-addressed envelope is enclosed), fax number: 905-771-4414. In order to be valid, proxies must be received by Computershare at least 24 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment thereof.

         CNGT Unitholders of record as of December 20, 2004, the record date, are entitled to notice of the Meeting.

         DATED at Calgary, Alberta the 20th day of December, 2004.

                                   By Order of the Board of Directors
                                   Calpine Natural Gas Limited
                                   As Administrator of Calpine Natural Gas Trust


                                   By:  /s/ GARY S. GUIDRY
                                        -------------------------------------
                                        GARY S. GUIDRY
                                        President and Chief Executive Officer

                                TABLE OF CONTENTS


PRELIMINARY MATTERS
  NOTICE TO UNITED STATES SECURITYHOLDERS......................................i
  EXCHANGE RATE OF CANADIAN DOLLAR............................................ii
PART I - INTRODUCTION..........................................................1
  FORWARD-LOOKING STATEMENTS...................................................1
  PRESENTATION OF VIKING INFORMATION...........................................2
  SUMMARY......................................................................3
  GLOSSARY OF TERMS...........................................................10
  PRESENTATION OF OIL AND NATURAL GAS RESERVES AND PRODUCTION INFORMATION.....13
  ABBREVIATIONS...............................................................14
  CONVERSION..................................................................14
PART II - GENERAL PROXY MATERIALS AND SPECIAL MEETING MATTERS.................15
  SOLICITATION OF PROXIES.....................................................15
  APPOINTMENT OF PROXIES......................................................15
  REVOCATION OF PROXIES.......................................................15
  EXERCISE OF DISCRETION WITH RESPECT TO PROXIES..............................16
  ADVICE TO BENEFICIAL HOLDERS OF CNGT UNITS..................................16
  VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES................17
  THE MERGER..................................................................17
  EFFECT OF THE MERGER UPON CNGT UNITHOLDERS..................................20
  DETAILS OF THE MERGER.......................................................21
  FAIRNESS OPINION............................................................28
  INTERESTS OF INSIDERS IN THE MERGER AND INTENTIONS OF CERTAIN INSIDERS......28
  CANADIAN FEDERAL INCOME TAX CONSIDERATIONS..................................29
  SELECTED PRO FORMA INFORMATION RELATING TO VIKING...........................34
  RISK FACTORS................................................................36
  STOCK EXCHANGE LISTINGS.....................................................37
  TIMING......................................................................37
  EXPENSES OF THE MERGER......................................................37
  INTERESTS OF EXPERTS........................................................37
  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS...............................37
  INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS...............................38
  OTHER LEGAL MATTERS.........................................................38
  CONSENTS....................................................................40
  OTHER MATTERS...............................................................43
  QUESTIONS AND OTHER ASSISTANCE..............................................43
  APPROVAL AND CERTIFICATION..................................................43

APPENDIX "A"  Text of Special Resolution of Unitholders of Calpine
              Natural Gas Trust........................ .....................A-1
APPENDIX "B"  Information Relating to Viking Energy Royalty Trust............B-1
APPENDIX "C"  Information Relating to Calpine Natural Gas Trust..............C-1
APPENDIX "D"  Unaudited Pro Forma Combined Financial Statements of
              Viking Energy Royalty Trust....................................D-1
APPENDIX "E"  Fairness Opinion of Scotia Capital Inc.........................E-1

                              PART I - INTRODUCTION

                           FORWARD-LOOKING STATEMENTS

         Certain statements contained in the accompanying Information Circular (including under the headings "Background to the Merger", "Reasons for the Merger", "Recommendation of the CNGT Board of Directors" and "Selected Pro Forma Information Relating to Viking") and in the documents incorporated by reference herein are "forward-looking statements", are prospective in nature and may be indicated by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. CNGT and CNG Co believe the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Information Circular should not be unduly relied upon. These statements speak only as of the date of this Information Circular or as of the date specified in this Information Circular, as the case may be.

         In particular, this Information Circular contains forward-looking statements pertaining to, among other things, the following:

         o        oil and natural gas production levels;

         o the size of the oil and natural gas reserves in which CNGT and Viking and their respective subsidiaries hold working interests and/or royalty interests;

         o projections of market prices, production costs, development capital and capital expenditure programs;

         o        future currency exchange rates;

         o        supply and demand for oil and natural gas;

         o expectations regarding the ability of CNGT and Viking to raise capital and continue to add to reserves through acquisitions and development;

         o treatment under applicable tax laws and other governmental regulatory regimes; and

         o timing and successful completion of the Merger and the anticipated benefits to be realized from the Merger.

         Additionally, the actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Information Circular:

         o volatility in market prices for oil and natural gas and the related sensitivities of cash distributions;

         o        liabilities inherent in oil and natural gas operations;

         o uncertainties associated with estimating reserves volumes and values;

         o competition for, among other things, capital, acquisitions of reserves and skilled personnel;

         o        incorrect assessments of the value of acquisitions;

         o        geological, technical, drilling and processing problems;

         o fluctuations in foreign exchange and interest rates and stock market volatility;

         o changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;

         o failure to realize the anticipated benefits of the Merger, including failure to smoothly and successfully integrate the operations and resources of CNGT and Viking; and

         o the other factors discussed under "Risk Factors" in this Information Circular and in the CNGT AIF and under "Competition Conditions and Risk Factors" in the Viking AIF.

         These factors should not be construed as exhaustive. None of CNGT, CNG Co or their affiliates undertakes any obligation to publicly update or revise any forward-looking statements.

                       PRESENTATION OF VIKING INFORMATION

         The information concerning Viking and its operations, oil and gas reserves and financial results (including, without limitation, the information contained in Appendix "B") has been provided to CNGT by Viking. Although CNGT has no knowledge which would indicate that any statements relating to Viking contained herein are inaccurate or incomplete, CNGT and its subsidiaries and their respective trustees, directors and officers do not assume any responsibility for the accuracy or completeness of such information or for any failure to disclose events which may have occurred or may affect the significance or accuracy of such information but which are unknown to CNGT. See also "Presentation of Oil and Natural Gas Reserves and Production Information".

--------------------------------------------------------------------------------

                                     SUMMARY

         This Summary is qualified in its entirety by the more detailed information appearing elsewhere in this Information Circular, including the Appendices hereto. Capitalized terms not otherwise defined herein have the meaning assigned thereto in the Glossary of Terms.

THE MEETING

         The Meeting will be held on Thursday, January 27, 2005 at 10:00 a.m. (Calgary time) in the Strand Tivoli Room at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta, for the purposes set forth in the accompanying Notice of Special Meeting. The business of the Meeting will be to consider and vote upon the Merger (including certain ancillary matters related to the Merger) and to attend to other related business. The Merger will result in the merger of Viking and CNGT on the terms described herein.

VIKING

         Viking is a trust created under the laws of the Province of Alberta in 1997. Viking's primary source of income is from royalty interests, notes and securities granted or issued to Viking by its subsidiaries. VHI acquires, manages, and disposes of petroleum and natural gas rights and royalties and related property rights and interests located primarily in western Canada. Viking makes monthly cash distributions to the Viking Unitholders, which are derived from Viking's cash flow from its oil and gas properties. Certain additional information in respect of Viking is set forth in Appendix "B" to this Information Circular.

CNGT

         CNGT is a trust formed under the laws of the Province of Alberta in 2003. CNGT's primary source of income is from royalty interests, notes and securities granted or issued to CNGT by its subsidiaries. CNGT makes monthly cash distributions to the CNGT Unitholders, which are derived from cash flow from CNGT's operating subsidiaries' natural gas and petroleum properties. Certain additional information in respect of CNGT is set forth in Appendix "C" to this Information Circular.

EFFECT OF THE MERGER UPON CNGT UNITHOLDERS

GENERAL

         After giving effect to the Merger, Viking will have acquired all of the CNGT Assets and assumed all of the Assumed Liabilities, and former CNGT Unitholders will become holders of Viking Units on the basis of two Viking Units for each issued and outstanding CNGT Unit. The Merger is structured to be a tax deferred event such that the exchange of CNGT Units for Viking Units will not result in a taxable event to CNGT Unitholders for Canadian tax purposes. See "Canadian Income Tax Considerations".

         Upon completion of the Merger and the exchange of CNGT Units for Viking Units in accordance with the Exchange Ratio, it is anticipated that there will be approximately 165,838,480 Viking Units issued and outstanding. Immediately following the Merger, current Viking Unitholders will hold approximately 111,706,160 Viking Units, representing approximately 67.4% of the issued and outstanding Viking Units, and former holders of CNGT Units will hold 54,132,320 Viking Units, representing approximately 32.6% of the issued and outstanding Viking Units.

         CNGT Unitholders who are resident of certain U.S. states and who do not qualify as exempt institutional investors in such U.S. states who would otherwise receive Viking Units in exchange for their CNGT Units shall have such Viking Units issued on their behalf to a selling agent, which shall, as agent for such CNGT Unitholders, sell such Viking Units on their behalf over the facilities of the TSX and have the net proceeds of such sale delivered to such CNGT Unitholders. For additional information and details, see "Notice to United States Securityholders" in this Information Circular.

         See "Effect of the Merger Upon CNGT Unitholders -- General".


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

EFFECT ON DISTRIBUTIONS

         Distributions paid to CNGT Unitholders for the month of January 2005 will not be affected by the proposed Merger and will be paid in the usual manner. Therefore, CNGT Unitholders of record on January 31, 2005 will receive their regular monthly cash distribution on February 15, 2005. Assuming the Merger becomes effective on February 1, 2005, former CNGT Unitholders who are Viking Unitholders of record on or about February 20, 2005 will be entitled to receive a cash distribution from Viking on March 15, 2004 without any further action required on their part, and will be entitled to receive monthly cash distributions from Viking in respect of any subsequent distribution record dates on which they hold Viking Units.

         See "Effect of the Merger Upon CNGT Unitholders -- Effect on Distributions.

EXCHANGE OF CNGT CERTIFICATES

         After the Closing Date, certificates formerly representing CNGT Units shall only represent the right to receive Viking Units which a former CNGT Unitholder is, except as set forth below, entitled to receive pursuant to the Merger.

         AS THE CNGT UNITS ARE HELD IN A "BOOK-BASED" SYSTEM IN WHICH CDS IS THE ONLY REGISTERED CNGT UNITHOLDER, BENEFICIAL HOLDERS OF CNGT UNITS ARE NOT REQUIRED TO TAKE ANY ACTION IN RESPECT OF EXCHANGING ANY CERTIFICATES REPRESENTING CNGT UNITS.

         A form of letter of transmittal containing instructions with respect to the surrender of certificates representing CNGT Units has been forwarded to CDS as the sole registered CNGT Unitholder for use in exchanging its certificates. Upon surrender of a properly completed letter of transmittal by CDS together with the certificates representing CNGT Units to Computershare Trust Company of Canada, a certificate for the appropriate number of Viking Units will be issued to CDS for subsequent allocation to the accounts of beneficial holders of CNGT Units.

         See "Effect of the Merger Upon CNGT Unitholders -- Exchange of CNGT Certificates".

REASONS FOR THE MERGER

         In addition to the considerations set forth under "Recommendation of the CNGT Board of Directors", the CNGT Board of Directors believes that the principal advantages of the Merger to CNGT Unitholders are as follows:

         (a) it is anticipated that CNGT Unitholders will receive an immediate 6.7% increase in monthly cash distributions per unit from $0.15 to $0.16 based on Viking's historical cash distributions of $0.08 per Viking Unit and the Exchange Ratio of two Viking Units for each CNGT Unit;

         (b) the Merger is anticipated to be accretive to oil and natural gas reserves per unit for the CNGT Unitholders and extend the proved plus probable reserve life index from 8.0 years in the case of CNGT to 9.2 years for the combined entity;

         (c) the combined trust will possess a larger 2005 capital expenditure budget than either CNGT or Viking alone, which will allow the combined trust to pursue a greater number of internal growth opportunities on identified drilling prospects and on a significant undeveloped land base and prospect inventory;

         (d) after giving effect to the Merger, former CNGT Unitholders will hold an interest in a much broader and more diversified group of properties and product mix, as the combined trust will have a balanced commodity mix of approximately 50% crude oil and NGLs and 50% natural gas that is expected to provide increased stability for future distributions;

         (e) the Merger will create a trust with larger market capitalization that is expected to result in increased market liquidity for CNGT Unitholders as the combined trust is anticipated to have a

--------------------------------------------------------------------------------
                  market capitalization of approximately $1.1 billion compared to CNGT's current market capitalization of approximately $360 million;

         (f) the increased size and liquidity of the combined entity is anticipated to provide it with a more competitive cost of capital and an improved ability to compete for and finance future acquisitions;

         (g) the Merger is expected to eliminate the duplication of costs and services which arises from administering two separate trusts (including, among other things, internal administrative expenses, public reporting costs and audit fees) and result in reduced general and administrative and operating costs on a BOE basis; and

         (h) the Merger will provide CNGT Unitholders with the opportunity to participate in Viking's premium distribution, distribution reinvestment and optional unit purchase plan.

RECOMMENDATION OF THE CNGT BOARD OF DIRECTORS

         The CNGT Board of Directors has determined unanimously that the Merger is in the best interests of CNGT and the CNGT Unitholders and unanimously recommends that CNGT Unitholders vote in favour of the CNGT Special Resolution. In coming to its conclusion and recommendation, the CNGT Board of Directors considered a number of factors including the following:

         (a) the expectation that the Merger will result in a mutual fund trust that is financially and operationally stronger and more efficient than CNGT, enabling it to more effectively participate and compete in the acquisition, development, production and marketing of oil and natural gas under a variety of economic conditions;

         (b)      the Fairness Opinion from Scotia Capital;

         (c) the structure of the Merger which generally provides for a tax-deferred rollover of CNGT Units into Viking Units;

         (d) the timing of the record dates for monthly distributions of each of CNGT and Viking and the Closing Date provides for the uninterrupted payment of monthly cash distributions to CNGT Unitholders;

         (e) the Merger will enable CNGT Unitholders to continue to participate in a larger oil and gas royalty trust with a proven management team and a strong balance sheet;

         (f) information concerning the financial condition, results of operations, business, plans and prospects of Viking and CNGT and the resulting potential for enhanced business efficiency, management, effectiveness and financial results of the combined entity;

         (g) the historical and current trading prices of the Viking Units and CNGT Units; and

         (h) other benefits of the Merger as described under "Reasons for the Merger".

         -------------------------------------------------------------

             THE CNGT BOARD OF DIRECTORS BELIEVES THE MERGER IS IN
                THE BEST INTERESTS OF CNGT AND CNGT UNITHOLDERS AND THEREFORE UNANIMOUSLY RECOMMENDS THAT CNGT UNITHOLDERS VOTE FOR THE CNGT SPECIAL RESOLUTION.

         -------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

THE MERGER

         The Combination Agreement provides for the implementation, subject to the satisfaction of certain conditions, of the Merger. See "Details of the Merger - The Combination Agreement".

         On the Closing Date, each of the events set out below will occur and be deemed to occur immediately at the Effective Time in the sequence set out below, during the interval between the "transfer time" and the "acquisition time" as defined for the purposes of Section 132.2 of the Tax Act:

1. the CNGT Trust Indenture and any other constating documents of the CNGT Parties will be amended to the extent necessary to facilitate the Merger;

2. CNGT will sell, transfer, convey, assign and deliver to Viking, and Viking will purchase and accept from CNGT, all of the CNGT Assets, as the same exist at the Effective Time;

3. Viking will (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Assumed Liabilities, in accordance with their terms, and (ii) issue to CNGT an aggregate number of Viking Payment Units equal in number to the product of the number of CNGT Units outstanding as of the close of business on the day immediately prior to the Closing Date multiplied by the Exchange Ratio;

4. Viking will subscribe for the CNGT Remaining Unit for $10.00 and CNGT will issue to Viking the CNGT Remaining Unit; and

5. the CNGT Units (other than the CNGT Remaining Unit) will be redeemed in exchange for the Viking Payment Units which shall be distributed to the CNGT Unitholders, on a PRO RATA basis of their holdings of CNGT Units, in accordance with the Exchange Ratio.

         The Combination Agreement also provides that upon the occurrence or non-occurrence of certain events which result in the Merger not being completed, the party to the Combination Agreement responsible for or subject to such events will be required to pay compensation to the other party. See "Details of the Merger - The Combination Agreement -- Termination Fees and Expense Reimbursement".

PROCEDURE FOR THE MERGER TO BECOME EFFECTIVE

         The following procedural steps must occur in order for the Merger to become effective:

         (a) the CNGT Special Resolution must be approved by at least 66 2/3% of the votes cast by the CNGT Unitholders present in person or by proxy at the Meeting;

         (b) all conditions precedent to the Merger, as set forth below under "Details of the Merger - The Combination Agreement - Conditions of the Merger", must be satisfied or waived by the appropriate party; and

         (c) all agreements which are required in order to implement the Merger must be executed by the appropriate parties at Closing.

FAIRNESS OPINION

         To assist in determining whether to recommend the Merger to CNGT Unitholders, Scotia Capital provided the CNGT Board of Directors with the Fairness Opinion, which concluded that the consideration to be received by CNGT Unitholders pursuant to the Merger is fair, from a financial point of view, to the CNGT Unitholders. A copy of the Fairness Opinion is attached as Appendix "E" to this Information Circular. See "Fairness Opinion".

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

INTENTION OF CERTAIN INSIDERS

         Each member of the CNGT Board of Directors and each senior officer of CNG Co, who collectively own, directly or indirectly, or exercise control or direction over, an aggregate of 38,956 CNGT Units, representing approximately 0.14% of the outstanding CNGT Units, have indicated their intention to vote their CNGT Units in favour of the CNGT Special Resolution approving the Merger and have entered into Support Agreements with Viking agreeing to vote their CNGT Units in favour of the CNGT Special Resolution.

         See "Interests of Insiders in the Merger and Intentions of Certain Insiders".

TIMING

         The Merger will become effective at Closing. If the CNGT Special Resolution is approved at the Meeting and all other conditions specified in the Combination Agreement are satisfied or waived, Viking and CNGT expect the Closing Date will be on or about February 1, 2005.

         See "Timing".

CANADIAN INCOME TAX CONSIDERATIONS

         For Canadian tax purposes, CNGT Unitholders who hold their CNGT Units as capital property within the meaning of the Tax Act will not realize a capital gain (or capital loss) on the disposition of CNGT Units for Viking Units pursuant to the terms of the Merger.

         See "Canadian Federal Income Tax Considerations".

         ALL CNGT UNITHOLDERS SHOULD CONSULT THEIR OWN LEGAL AND TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE MERGER.

STOCK EXCHANGE LISTINGS

         The currently outstanding CNGT Units and Viking Units are listed and posted for trading on the TSX. On November 23, 2004, the last trading day prior to the date of the announcement of the Merger, the closing price of the Viking Units on the TSX was $7.00 per Viking Unit and the closing price of the CNGT Units on the TSX was $14.30 per CNGT Unit. The weighted average trading price of the Viking Units and CNGT Units for the five trading days ending November 23, 2004 were $6.93 and $13.84, respectively. On December 17, 2004, the closing price of the Viking Units on the TSX was $6.83 per Viking Unit and the closing price of the CNGT Units on the TSX was $13.54 per CNGT Unit. The TSX has conditionally approved the listing of the Viking Units issuable pursuant to the Merger, subject to Viking fulfilling all of the requirements of the TSX within five business days of the Closing Date. Following the Closing Date of the Merger, the CNGT Units will be delisted from the TSX. See "Stock Exchange Listings" and see "Information Regarding Calpine Natural Gas Trust - Trust Unit Price Range and Trading Volumes" in Appendix "C" and "Information Regarding Viking Energy Royalty Trust - Trust Unit Price Range and Trading Volumes" in Appendix "B".

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

SELECTED PRO FORMA INFORMATION

         The pro forma combined financial information set forth below and the Unaudited Pro Forma Combined Financial Statements set forth in Appendix "D" hereto are not necessarily indicative either of results of operations that would have occurred in the year ended December 31, 2003 or the nine months ended September 30, 2004 had the proposed Merger and certain other adjustments been effected on January 1, 2003, or of the results of operations expected in 2005 and future years. In preparing the pro forma combined financial statements, no adjustments have been made to reflect the operating synergies and the resulting cost savings expected to result from combining the operations of Viking and CNGT.

SELECTED PRO FORMA COMBINED FINANCIAL INFORMATION

         The following table sets out certain financial information for Viking and CNGT for the year ended December 31, 2003 and as at and for the nine months ended September 30, 2004 and for Viking on a pro forma basis for the year ended December 31, 2003 and as at and for the nine months ended September 30, 2004 after giving effect to the Merger and certain other adjustments. The following information does not give effect to Viking's proposed acquisition of Kensington Energy Ltd. as described under "Recent Developments - Proposed Acquisition of Kensington Energy Ltd." in Appendix "B" of this Information Circular. The following is a summary only and must be read in conjunction with the Unaudited Pro Forma Combined Financial Statements of Viking set forth in Appendix "D" to this Information Circular.

                                                      FOR THE YEAR ENDED DECEMBER 31, 2003
                                             --------------------------------------------------------
                                                                                     PRO FORMA AFTER
                                                                                    GIVING EFFECT TO
                                                  VIKING              CNGT(1)          THE MERGER
                                             -----------------    -------------     -----------------
                                                                  ($ millions)
Revenue before royalties.....................      229.2                 17.4             366.5
Net income (loss)............................      (45.1)                 1.0             (13.0)

NOTE:
(1) For the period from October 15, 2003 to December 31, 2003.

                                             AS AT AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                                             --------------------------------------------------------
                                                                                     PRO FORMA AFTER
                                                                                    GIVING EFFECT TO
                                                  VIKING                CNGT           THE MERGER
                                             -----------------    -------------     -----------------
                                                                  ($ millions)

Revenues before royalties....................      186.8                 77.7             269.2
Net income...................................       45.6                  8.0              45.6
Total assets.................................      611.3                311.3           1,085.7
Working capital (deficiency).................      (12.4)                (6.9)            (19.3)
Bank debt....................................       43.8                 62.0             115.8
Convertible debentures.......................       73.7                   --              73.7
Unitholders' equity..........................      376.6                220.5             750.1

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

SELECTED COMBINED OPERATIONAL INFORMATION

         The following table sets out certain operational information for Viking and CNGT on a pro forma combined basis after giving effect to the Merger. Further operational information concerning Viking and CNGT is set forth in the Viking AIF and the CNGT AIF, respectively.

                                                                                   COMBINED AFTER
                                                                                  GIVING EFFECT TO
                                                VIKING              CNGT             THE MERGER
                                             --------------    -------------     -----------------
Production(1)
      Natural gas (MMcf/d)...................      32.5               32.7               65.2
      Crude oil and NGLs (Bbls/d)............     9,960              1,892             11,852
      Total (BOE/d)(3).......................    15,375              7,338             22,713

Reserves(2)
      Proved (MBOE)..........................    47,370             17,693             65,063
      Proved plus Probable (MBOE)............    59,302             22,155             81,457

Reserve life index(3)
      Proved.................................       7.7                6.4                7.2
      Proved plus Probable...................       9.8                8.0                9.2

Undeveloped land (thousands of net acres)(4).     213.2               42.0              255.2

NOTES:
(1) Gross average daily production for the three months ended September 30, 2004.
(2) Calculated on a gross basis before deducting royalties, without including royalty interests, based on forecast prices and costs and based on the independent evaluations of GLJ for Viking as at December 31, 2003 and CNGT as at July 1, 2004, as contained in the Viking AIF and the CNGT AIF, respectively. These reserve volumes have not been reduced by the 4,363 and 675 MBOE of crude oil, NGLs and natural gas produced by Viking and CNGT, respectively, subsequent to the date of their respective independent evaluations and do not include any reserve additions of Viking or CNGT since such dates.
(3) See "Presentation of Oil and Natural Gas Reserves and Production Information" for information regarding presentation of BOEs and the calculation of reserve life indices.
(4)  As of December 1, 2004.


PRO FORMA COMBINED CAPITALIZATION

         The following table sets out the capitalization of Viking and CNGT as at September 30, 2004, together with the pro forma combined capitalization of Viking as at September 30, 2004 after giving effect to the Merger and certain other adjustments. The following information does not give effect to Viking's proposed acquisition of Kensington Energy Ltd. as described under "Recent Developments - Proposed Acquisition of Kensington Energy Ltd." in Appendix "B" of this Information Circular. The following is a summary only and, where applicable, must be read in conjunction with the Unaudited Pro Forma Combined Financial Statements of Viking set forth in Appendix "D" to this Information Circular as well as "Information Relating to Viking Energy Royalty Trust - Consolidated Capitalization of Viking" in Appendix "B" and "Information Relating to Calpine Natural Gas Trust - Consolidated Capitalization of CNGT" in Appendix "C".

                                                                  AS AT SEPTEMBER 30, 2004
                                                                                               PRO FORMA AFTER
                                                                                              GIVING EFFECT TO
                                                     VIKING                   CNGT               THE MERGER
                                                 -----------------         ------------       ----------------
Credit Facilities ($ millions)...............        $43.8                    $62.0                 $115.8
Viking Debentures ($ millions)...............        $73.7                       --                  $73.7
Unitholders' capital ($ millions)............       $770.4                   $258.2               $1,143.9
                                                  (109,113,927             (27,066,160          (163,246,247
                                                 Viking Units)(1)          CNGT Units)        Viking Units)(1)

NOTE:
(1) The number of Viking Units outstanding does not include 10,248,000 Viking Units issuable pursuant to the conversion feature of the Viking Debentures outstanding as of September 30, 2004.

--------------------------------------------------------------------------------

                                GLOSSARY OF TERMS

         The following is a glossary of certain terms used in this Information Circular including the Summary hereof and the Appendices hereto; however, terms and abbreviations used in the Appendices to this Information Circular, to the extent that they are defined in an Appendix, shall have the meanings set forth therein.

"ACQUISITION PROPOSAL" has the meaning ascribed thereto in "Details of the Merger - The Combination Agreement - Acquisition Proposal and Take-Over Proposal";

"ASSUMED LIABILITIES" means the liabilities and obligations of CNGT, whether or not reflected on the books of CNGT;

"CDS" means The Canadian Depository for Securities Limited;

"CLOSING" means closing of the transactions contemplated by the Combination Agreement, anticipated to be on or about February 1, 2005;

"CLOSING DATE" means the date upon which the Merger becomes effective, anticipated to be on or about February 1, 2005, provided that, in the event any of the conditions of closing contained in the Combination Agreement in favour of CNGT or Viking have not been fulfilled or waived by such date, the Closing Date shall be extended to a date mutually agreed by CNGT and Viking, provided (i) the Merger shall become effective on a date which follows a record date for the payment of a regular monthly cash distribution by CNGT to the CNGT Unitholders and which precedes the next following record date for the payment of a regular monthly cash distribution by Viking to the Viking Unitholders and (ii) the date is no later than February 15, 2005, unless otherwise agreed to by CNGT and Viking;

"CNGT" means Calpine Natural Gas Trust, a trust created under the laws of the Province of Alberta;

"CNGT AIF" means the revised annual information form of CNGT dated October 20, 2004 (as filed November 30, 2004) for the period ended December 31, 2003, including (i) the unaudited statements of revenue and operating expenses for the nine months ended September 30, 2003 and 2002 for certain natural gas and petroleum properties and related assets acquired by CNGT from Calpine Corporation on October 15, 2003, and (ii) the audited statements of revenue and operating expenses for the three years ended December 31, 2003, 2002 and 2001, for certain natural gas and petroleum properties and related assets acquired by CNGT from Calpine Corporation on February 18, 2004, together with the auditors' report thereon, which annual information form is incorporated by reference into Appendix "C" of this Information Circular;

"CNGT ASSETS" means all the property, assets and undertaking of CNGT of whatsoever nature or kind, present and future, and wheresoever located, including the shares, units, royalties, notes or other interests in the capital of or granted by CNGT's direct subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of CNGT (other than $10.00);

"CNGT BOARD OF DIRECTORS" means the board of directors of CNG Co as it may be comprised from time to time;

"CNG CO" means Calpine Natural Gas Limited, a corporation incorporated under the laws of the Province of Alberta;

"CNGT EMPLOYMENT AGREEMENTS" means, collectively, the employment agreements between CNG Co and each of Gary S. Guidry and Mark Kuhn and the consulting agreement between CNG Co and Intraquest Limited (on behalf of Gary Beagle);

"CNGT PARTIES" means CNGT, CNG Co, Calpine Natural Gas Commercial Trust, Calpine Natural Gas, L.P. and Calpine Natural Gas Holdings Limited, and "CNGT PARTY" means any of them unless the context otherwise requires;

"CNGT REMAINING UNIT" means one CNGT Unit issued to Viking immediately prior to the Effective Time of the Merger;

"CNGT SPECIAL RESOLUTION" means the special resolution of CNGT Unitholders to approve the Merger attached to this Information Circular as Appendix "A";

"CNGT TRUSTEE" means Computershare Trust Company of Canada, in its capacity as the trustee under the CNGT Trust Indenture;

"CNGT TRUST INDENTURE" means the trust indenture governing CNGT dated as of August 22, 2003, as amended and restated September 2, 2004, between CNG Co and Computershare;

"CNGT UNIT" means a trust unit issued by CNGT;

"CNGT UNITHOLDERS" means, at the relevant time, the holders of CNGT Units other than Viking;

"COMBINATION AGREEMENT" means the combination agreement dated November 23, 2004, including any subsequent amendments thereto, among CNGT, CNG Co, Viking and VHI;

"COMMISSIONER" means the Commissioner of Competition appointed pursuant to the provisions of the Competition Act;

"COMPETITION ACT" means the COMPETITION ACT (Canada), as amended;

"EFFECTIVE TIME" means the effective time of the Merger;

"EXCHANGE RATIO" means the ratio of 2.0 Viking Units for each CNGT Unit;

"EXEMPT PLANS" means trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans as defined in the Tax Act;

"FAIRNESS OPINION" means the opinion of Scotia Capital dated November 23, 2004 that the consideration to be received by CNGT Unitholders in connection with the Merger is fair, from a financial point of view, to the CNGT Unitholders. A copy of the Fairness Opinion is attached to this Information Circular as Appendix "E";

"GLJ" means Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants;

"INFORMATION CIRCULAR" means this proxy statement and information circular dated December 20, 2004, together with all Appendices hereto and including the Summary hereof and all documents incorporated herein by reference, distributed by CNGT in connection with the Meeting;

"MATERIAL ADVERSE CHANGE" or "MATERIAL ADVERSE EFFECT" means, with respect to any person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such person and its subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any person and/or its subsidiaries or (iii) any decline in crude oil or natural gas prices on a current or forward basis;

"MEETING" means the special meeting of CNGT Unitholders to be held on January 27, 2005, and any adjournment thereof, at which the CNGT Unitholders will consider the CNGT Special Resolution;

"MERGER" means the business combination of CNGT and Viking which will provide for, inter alia, the transfer of all the CNGT Assets to Viking in consideration of the Viking Payment Units and the assumption of the Assumed Liabilities by Viking and the distribution of all Viking Payment Units to the CNGT Unitholders as of the Effective

Time upon, and as consideration for, the redemption of all of the CNGT Units (other than the CNGT Remaining Unit), all as contemplated in Section 132.2 of the Tax Act;

"PERSON" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

"PRIMEWEST" means PrimeWest Energy Trust, a trust created under the laws of the Province of Alberta;

"RECORD DATE" means the record date set for the Meeting, being the close of business on December 20, 2004;

"SCOTIA CAPITAL" means Scotia Capital Inc., financial advisor to CNGT and CNG
Co;

"SEC" means the United States Securities and Exchange Commission;

"SUPPORT AGREEMENTS" means the agreements entered into between Viking and each of the directors and senior officers of CNG Co, pursuant to which such directors and senior officers have agreed to vote the CNGT Units held by them in favour of the CNGT Special Resolution;

"TAKE-OVER PROPOSAL" has the meaning ascribed thereto in "Details of the Merger
- The Combination Agreement - Acquisition Proposal and Take-Over Proposal";

"TAX ACT" means the INCOME TAX ACT (Canada) and the Income Tax Regulations, all as amended from time to time;

"TSX" means the Toronto Stock Exchange;

"VHI" means Viking Holdings Inc., a corporation incorporated under the laws of the Province of Alberta;

"VIKING" means Viking Energy Royalty Trust, a trust created under the laws of the Province of Alberta;

"VIKING AIF" means the renewal annual information form of Viking dated May 7, 2004 for the year ended December 31, 2003, including the audited consolidated financial statements of KeyWest Energy Corporation for the years ended December 31, 2002, 2001 and 2000, together with the notes thereto and the auditors' reports thereon, attached as Schedule A to the Viking AIF, which annual information form is incorporated by reference into Appendix "B" of this Information Circular;

"VIKING BOARD OF DIRECTORS" means the board of directors of VHI as it may be comprised from time to time;

"VIKING DEBENTURES" means the $74.3 million aggregate principal amount (as of December 20, 2004) of 10.5% convertible unsecured subordinated debentures maturing January 31, 2008 and convertible by the holder thereof at a conversion price of $7.25 per Viking Unit;

"VIKING PARTIES" means Viking, VHI, Viking Holdings Trust, BHL Resources Ltd., Sedpex Partnership, Viking Management Ltd., Viking Energy Ltd., Viewpoint Resources Ltd., 251849 Alberta Ltd. and KeyWest Energy Partnership, and "VIKING PARTY" means any of them unless the context otherwise requires;

"VIKING PAYMENT UNITS" means the Viking Units issued to CNGT in consideration of the sale and transfer of the CNGT Assets and the assumption of the Assumed Liabilities by Viking;

"VIKING UNIT" means a trust unit issued by Viking;

"VIKING UNITHOLDERS" means, at the relevant time, the holders of Viking Units;
and

"1933 ACT" means the United States SECURITIES ACT OF 1933, as amended.

                  PRESENTATION OF OIL AND NATURAL GAS RESERVES
                           AND PRODUCTION INFORMATION

         All oil and natural gas information of CNGT contained in this Information Circular, including the documents incorporated by reference, has been prepared and presented in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities, adopted by the Canadian securities regulatory authorities ("NI 51-101"). In this Information Circular, unless otherwise indicated, all estimates and disclosure of oil and natural gas reserves and production of CNGT including in this Information Circular are presented on a "gross" basis (as defined in NI 51-101), and using forecast price and cost assumptions in the applicable independent engineering evaluation. The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this Information Circular. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.

         All oil and natural gas reserves and operational information, as well as all financial information, relating to Viking contained in this Information Circular is based on information provided to CNGT by Viking. Viking has advised CNGT that, unless otherwise indicated, all estimates of disclosure of oil and natural gas reserves and production of Viking including in this Information Circular are presented on a "gross" basis (as defined in NI 51-101), and using forecast price and cost assumptions in the applicable independent engineering evaluation. For additional information regarding Viking's oil and natural gas reserves and production information, please refer to the Viking AIF, a copy of which is available through Viking's issuer profile on the SEDAR website at WWW.SEDAR.COM. See also "Presentation of Viking Information".

         Each of CNGT and Viking has adopted the standard of 6 Mcf:1 BOE when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

         For additional information regarding the presentation of CNGT's oil and natural gas reserves and production information and a description of certain terms used in this Information Circular, please refer to "Natural Gas and Petroleum Reserves and Production Disclosure and Definitions" in the CNGT AIF, a copy of which is available through the internet on CNGT's issuer profile on the SEDAR website at www.sedar.com and to the definitions set forth in NI 51-101 and Companion Policy 51-101CP. In addition to those terms defined in the CNGT AIF and NI 51-101 and Companion Policy 51-101CP, in this Information Circular the term "RESERVE LIFE INDEX" has the meaning set forth below:

         "RESERVE LIFE INDEX" means the number of years obtained by:

         (a) in the case of CNGT, dividing (i) the quantity of the gross reserves for the particular reserves category as at July 1, 2004 (based on the independent engineering evaluation contained in the CNGT AIF and using forecast prices and costs) less actual gross production for the three months ended September 30, 2004, by (ii) the annualized actual gross production for the three months ended September 30, 2004;

         (b) in the case of Viking, by dividing (i) the quantity of the gross reserves for the particular reserves category as at December 31, 2003 (based on the independent engineering evaluation contained in the Viking AIF and using forecast prices and costs) less actual gross production for the nine months ended September 30, 2004, by (ii) the annualized actual gross production for the three months ended September 30, 2004; and

         (c) in the case of the combined entity, by dividing (i) the combined quantity of gross reserves for CNGT and Viking as calculated pursuant to paragraphs (a)(i) and (b)(i) above, by
                  (ii) the combined annualized gross production for CNGT and Viking for the three months ended September 30, 2004.

                                  ABBREVIATIONS

         The following abbreviations are used in this Information Circular to represent the following terms:

"BBL" means barrel and "BBLS" means barrels;
"BBLS/D" means barrels per day;
"BOE" means barrels of oil equivalent, with natural gas converted at 6 Mcf of natural gas per Bbl of oil;
"BOE/D" means barrels of oil equivalent per day, with natural gas converted at 6 Mcf of gas per Bbl of oil, unless otherwise stated (see "Presentation of Oil and Natural Gas Reserves and Production Information");
"MBBLS" means 1,000 barrels; "MBOE" means 1,000 barrels of oil equivalent, with natural gas converted at 6 Mcf of gas per Bbl of oil, unless otherwise stated;
"MCF" means 1,000 cubic feet;
"MCF/D" means 1,000 cubic feet per day;
"MMBBLS" means, 1,000,000 barrels;
"MMCF" means 1,000,000 cubic feet;
"MMCF/D" means 1,000,000 cubic feet per day; and "NGLS" or "LIQUIDS" means natural gas liquids.

                                   CONVERSION

         The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

                   TO CONVERT FROM           TO            MULTIPLY BY
                  -----------------      ------------      -----------
                  Mcf                    cubic metres           28.174
                  Cubic metres           cubic feet             35.494
                  Bbls                   cubic metres            0.159
                  Cubic metres           Bbls                    6.289
                  Feet                   metres                  0.305
                  Metres                 feet                    3.281
                  Miles                  kilometers              1.609
                  Kilometers             miles                   0.621
                  Acres                  hectares                0.405
                  Hectares               acres                   2.471

                        PART II - GENERAL PROXY MATERIALS
                           AND SPECIAL MEETING MATTERS

                             SOLICITATION OF PROXIES

         THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES ON BEHALF OF CNGT BY THE MANAGEMENT OF CNG CO FOR USE AT THE MEETING. The Meeting will be held in the Strand Tivoli Room at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta on Thursday, January 27, 2005 at 10:00 a.m. (Calgary time) for the purposes set forth in the Notice of Special Meeting of the CNGT Unitholders accompanying this Information Circular. It is expected that such solicitation will be primarily by mail. Proxies may also be solicited personally by officers of CNG Co at nominal cost. The cost of solicitation on behalf of CNGT will be borne by CNGT. The information contained in this Information Circular is given as of December 20, 2004 except where otherwise indicated.

         In addition, CNGT has retained Georgeson Shareholder Communications Canada Inc. ("GEORGESON Shareholder"), 66 Wellington Street West, TD Tower, Suite 5210, Toronto Dominion Centre, P.O. Box 240, Toronto, Ontario, M5K 1J3 at a fee of approximately $27,500 plus out-of-pocket expenses to aid in the solicitation of proxies from individual and institutional investors in Canada and the United States. If you have questions about the information contained in this Information Circular or require assistance in completing your form of proxy or voting instruction form or, for registered CNGT Unitholders, your letter of transmittal, please call Georgeson Shareholder at 1-877-288-5705.

                             APPOINTMENT OF PROXIES

         Those CNGT Unitholders who wish to be represented at the Meeting by proxy must complete and deliver a proper form of proxy to Computershare Trust Company of Canada by mail or facsimile to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (a self-addressed envelope is enclosed), fax number: 905-771-4414. In order to be valid, proxies must be received by the CNGT Trustee at least 24 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment thereof.

         The document appointing a proxy must be in writing and completed and signed by the CNGT Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, trustees, etc. should so indicate and provide satisfactory evidence of such authority.

         THE PERSONS NAMED AS PROXYHOLDERS IN THE ENCLOSED FORM OF PROXY, GARY
S. GUIDRY AND GARY BEAGLE, ARE OFFICERS OF CNG CO. A CNGT UNITHOLDER DESIRING TO APPOINT SOME OTHER PERSON AS HIS OR HER REPRESENTATIVE AT THE MEETING MAY DO SO BY EITHER: (I) CROSSING OUT THE NAMES OF THE MANAGEMENT NOMINEES AND LEGIBLY PRINTING THE OTHER PERSON'S NAME (WHO NEED NOT BE A CNGT UNITHOLDER) IN THE BLANK SPACE PROVIDED IN THE ENCLOSED FORM OF PROXY; OR (II) COMPLETING ANOTHER VALID FORM OF PROXY. IN EITHER CASE, THE COMPLETED PROXY MUST BE DELIVERED TO THE CNGT TRUSTEE AT THE PLACE AND WITHIN THE TIME SPECIFIED ABOVE FOR THE DEPOSIT OF PROXIES.

                              REVOCATION OF PROXIES

         A CNGT Unitholder who has given a proxy has the power to revoke it before the proxy is exercised. In addition to revocation in any other manner permitted by law, a CNGT Unitholder may revoke the proxy with an instrument in writing signed and delivered to the CNGT Trustee at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof or deposited with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the commencement of the Meeting. The document used to revoke a proxy must be in writing and completed and signed by the CNGT Unitholder or his or her attorney authorized in writing or, if the CNGT Unitholder is a corporation, under its corporate seal or by an officer or duly authorized attorney thereof. As well, a CNGT Unitholder who has given a proxy may attend the Meeting in person (or where the CNGT Unitholder is a corporation, its authorized representative may attend), revoke the proxy (by indicating such intention to the Chairman of the Meeting before the proxy is exercised) and vote in person (or abstain from voting).

                 EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

         THE CNGT UNITS REPRESENTED BY THE ENCLOSED PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON ANY MOTION, BY BALLOT OR OTHERWISE, IN ACCORDANCE WITH ANY INDICATED INSTRUCTIONS. IN THE ABSENCE OF SUCH DIRECTION, SUCH CNGT UNITS WILL BE VOTED FOR THE RESOLUTION REFERRED TO IN THE PROXY. If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before the Meeting or any adjournment thereof, the enclosed proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. As at the date of this Information Circular, none of the CNGT Parties is aware of any other amendments or variations or other matters to come before the Meeting.

                   ADVICE TO BENEFICIAL HOLDERS OF CNGT UNITS

         THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO HOLDERS OF CNGT UNITS, AS CNGT UNITHOLDERS DO NOT HOLD THEIR CNGT UNITS IN THEIR OWN NAME AND ARE REFERRED TO HEREIN AS "BENEFICIAL Unitholders". Beneficial Unitholders should note that only proxies deposited by CNGT Unitholders whose names appear on the records of CNGT as the registered holders of CNGT Units can be recognized and acted upon at the Meeting. All CNGT Units are registered under the name of CDS & Co. (the registration name for CDS, which acts as nominee for many Canadian brokerage firms). Accordingly, all CNGT Units are held by brokers or their agents or nominees on behalf of Beneficial Unitholders and such CNGT Unitholders can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting CNGT Units for the broker's clients. THEREFORE, BENEFICIAL UNITHOLDERS SHOULD ENSURE THAT INSTRUCTIONS RESPECTING THE VOTING OF THEIR CNGT UNITS ARE COMMUNICATED TO THE APPROPRIATE PERSON OR THAT THE CNGT UNITS ARE DULY REGISTERED IN THEIR NAME.

         Applicable Canadian regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Unitholders in order to ensure that their CNGT Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered CNGT Unitholders. However, its purpose is limited to instructing the registered CNGT Unitholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Unitholder. In Canada, the majority of brokers now delegate responsibility for obtaining instructions from clients to the ADP Investor Communications Corporation ("ADP"). In most cases, ADP mails a scannable voting instruction form in lieu of the form of proxy provided by CNGT, and asks Beneficial Unitholders to return the voting instruction form to ADP. Alternatively, Beneficial Unitholders can either call their toll-free telephone number to vote their CNGT Units, or access ADP's dedicated voting website at WWW.PROXYVOTECANADA.COM to deliver their voting instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of CNGT Units to be represented at the Meeting. A BENEFICIAL UNITHOLDER RECEIVING A VOTING INSTRUCTION FORM FROM ADP CANNOT USE THAT FORM TO VOTE CNGT UNITS DIRECTLY AT THE MEETING - THE VOTING INSTRUCTION FORM MUST BE RETURNED TO ADP OR, ALTERNATIVELY, INSTRUCTIONS MUST BE RECEIVED BY ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE SUCH CNGT UNITS VOTED.

         Although a Beneficial Unitholder will not be recognized directly at the Meeting for the purposes of voting CNGT Units registered in the name of his broker (or an agent of the broker), a Beneficial Unitholder may attend the Meeting as proxyholder for the registered CNGT Unitholder and vote the CNGT Units in that capacity. A Beneficial Unitholder who wishes to attend the Meeting and indirectly vote his CNGT Units as proxyholder for the registered CNGT Unitholder, should enter his own name in the blank space on the form of proxy provided to him and return the same to his broker (or broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

          VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

         The CNGT Unitholders are the sole beneficiaries of CNGT. On a show of hands, every CNGT Unitholder present in person or represented by proxy (and entitled to vote) has one vote. On a poll or ballot, every CNGT Unitholder present in person or by proxy has one vote for each CNGT Unit held. All votes on special resolutions will be conducted by a poll and no demand for a poll is required. As at December 20, 2004 (the "RECORD DATE"), there were 27,066,160 issued and outstanding CNGT Units. CNGT Unitholders of record as of the Record Date are entitled to receive the Notice and attend and vote at the Meeting.

         As at the date of this Information Circular and to the best of the knowledge of the directors and senior officers of CNG Co, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding CNGT Units, other than PrimeWest, which beneficially owns and exercises control and direction over 6,766,540 CNGT Units, representing 25% of the issued and outstanding CNGT Units.

                                   THE MERGER

BACKGROUND TO THE MERGER

         Throughout the second quarter of 2004, CNGT had ongoing discussions with Calpine Corporation ("CALPINE") with respect to Calpine's strategic direction and intentions regarding its 25% ownership interest in CNGT that Calpine acquired at the time of CNGT's initial public offering in October 2003. On June 10, 2004, Calpine announced that it was evaluating the potential sale of its natural gas and petroleum properties and assets in western Canada, including its 25% interest in CNGT. As a result, the CNGT Board of Directors formed a special committee consisting of the four directors who were independent of Calpine (of the seven directors at the time) to consider the impact of this process on CNGT and the various alternatives available to CNGT. The special committee retained Scotia Capital as its financial advisor (effective May 31, 2004) to assist in identifying and reviewing possible strategic alternatives. On August 16, 2004, Calpine announced that it had entered into an agreement with PrimeWest Energy Trust ("PRIMEWEST") pursuant to which PrimeWest had agreed to acquire certain Canadian petroleum and natural gas assets owned by Calpine, including Calpine's 25% interest in CNGT, for total consideration of approximately $806 million. The transaction was completed on September 2, 2004 and each of B.A. Berilgen, Toby Austin and John King, the three Calpine-nominated directors of CNG Co, resigned as directors of CNG Co.

         Both concurrently with and following the Calpine process described above, Scotia Capital contacted a broad number of parties regarding a potential transaction involving CNGT and prepared a confidential data room containing non-public information of CNGT. A number of these parties entered into confidentiality agreements with CNGT and were granted access to the confidential data room. During this process, the CNGT Board of Directors met on numerous occasions, both formally and informally, to review the process and receive updates from Scotia Capital and its legal counsel, Blake, Cassels & Graydon LLP.

         As a result of this process, several written, non-binding proposals were received on October 25, 2004. On October 26, 2004, the CNGT Board of Directors met with Scotia Capital and Blake, Cassels & Graydon LLP to review the proposals, including Viking's proposal, in detail, including with respect to structure, terms and conditions.

         The CNGT Board of Directors received financial advice from Scotia Capital on Viking's proposal and reviewed with them and Blake, Cassels & Graydon LLP the structure and terms of the proposal. The CNGT Board of Directors authorized management to continue to negotiate the terms of Viking's non-binding proposal with Viking and, subject to certain terms and provisions being included in the proposal, authorized the entering into of the proposal on behalf of CNGT. The proposal was entered into on October 29, 2004. The proposal provided for a period of exclusive negotiations, indicated preliminary terms of a combination and outlined certain outstanding due diligence procedures. The terms of any combination were subject to completion of due diligence by CNGT and Viking, final negotiations of definitive terms and agreements and the approval of each of the CNGT Board of Directors and Viking Board of Directors.

         Between October 29, 2004 and November 23, 2004, discussions and negotiations continued between representatives of CNGT and representatives of Viking with respect to due diligence matters, terms and conditions to the Merger and the terms of the Combination Agreement.

         The CNGT Board of Directors met during the afternoon of November 23, 2004. Scotia Capital provided the CNGT Board of Directors with financial advice regarding the proposed Merger, including its view as to the fairness, from a financial point of view, of the consideration to be received by the CNGT Unitholders under the proposal. Blake, Cassels & Graydon LLP provided advice on the structure of the transaction and the terms of the draft Combination Agreement. The CNGT Board of Directors reviewed the terms of the draft Combination Agreement, discussed with its counsel a number of issues arising in respect of the Combination Agreement and fully considered its duties and responsibilities to holders of CNGT Units. The CNGT Board of Directors approved the Combination Agreement and unanimously determined that the Merger is in the best interest of CNGT and CNGT Unitholders and resolved to unanimously recommend that the CNGT Unitholders vote in favour of the Merger.

         The Combination Agreement, together with the Support Agreements of each director and senior officer of CNG Co, were executed on November 23, 2004, and the transaction was publicly announced before markets opened on November 24, 2004.

         On December 17, 2004, the CNGT Board of Directors met again, reconfirmed its recommendation respecting the Merger and approved the contents of this Information Circular.

REASONS FOR THE MERGER

         In addition to the considerations set forth under "Recommendation of the CNGT Board of Directors", the CNGT Board of Directors believes that the principal advantages of the Merger to CNGT Unitholders are as follows:

         (a) it is anticipated that CNGT Unitholders will receive an immediate 6.7% increase in monthly cash distributions per unit from $0.15 to $0.16 based on Viking's historical cash distributions of $0.08 per Viking Unit and the Exchange Ratio of two Viking Units for each CNGT Unit;

         (b) the Merger is anticipated to be accretive to oil and natural gas reserves per unit for the CNGT Unitholders and extend the proved plus probable reserve life index from 8.0 years in the case of CNGT to 9.2 years for the combined entity;

         (c) the combined trust will possess a larger 2005 capital expenditure budget than either CNGT or Viking alone, which will allow the combined trust to pursue a greater number of internal growth opportunities on identified drilling prospects and on a significant undeveloped land base and prospect inventory;

         (d) after giving effect to the Merger, former CNGT Unitholders will hold an interest in a much broader and more diversified group of properties and product mix, as the combined trust will have a balanced commodity mix of approximately 50% crude oil and NGLs and 50% natural gas that is expected to provide increased stability for future distributions;

         (e) the Merger will create a trust with larger market capitalization that is expected to result in increased market liquidity for CNGT Unitholders as the combined trust is anticipated to have a market capitalization of approximately $1.1 billion compared to CNGT's current market capitalization of approximately $360 million;

         (f) the increased size and liquidity of the combined entity is anticipated to provide it with a more competitive cost of capital and an improved ability to compete for and finance future acquisitions;

         (g) the Merger is expected to eliminate the duplication of costs and services which arises from administering two separate trusts (including, among other things, internal administrative expenses, public reporting, costs and audit fees) and result in reduced general and administrative and operating costs on a BOE basis; and

         (h) the Merger will provide CNGT Unitholders with the opportunity to participate in Viking's premium distribution, distribution reinvestment and optional unit purchase plan.

RECOMMENDATION OF THE CNGT BOARD OF DIRECTORS

         The CNGT Board of Directors has determined unanimously that the Merger is in the best interests of CNGT and the CNGT Unitholders and unanimously recommends that CNGT Unitholders vote in favour of the CNGT Special Resolution. In coming to its conclusion and recommendation, the CNGT Board of Directors considered a number of factors including the following:

         (a) the expectation that the Merger will result in a mutual fund trust that is financially and operationally stronger and more efficient than CNGT, enabling it to more effectively participate and compete in the acquisition, development, production and marketing of oil and natural gas under a variety of economic conditions;

         (b)      the Fairness Opinion from Scotia Capital;

         (c) the structure of the Merger which generally provides for a tax-deferred rollover of CNGT Units into Viking Units;

         (d) the timing of the record dates for monthly distributions of each of CNGT and Viking and the Closing Date provides for the uninterrupted payment of monthly cash distributions to CNGT Unitholders;

         (e) the Merger will enable CNGT Unitholders to continue to participate in a larger oil and gas royalty trust with a proven management team and a strong balance sheet;

         (f) information concerning the financial condition, results of operations, business, plans and prospects of Viking and CNGT and the resulting potential for enhanced business efficiency, management, effectiveness and financial results of the combined entity;

         (g) the historical and current trading prices of the Viking Units and CNGT Units; and

         (h) other benefits of the Merger as described under "Reasons for the Merger".

                -------------------------------------------------

                 THE CNGT BOARD OF DIRECTORS BELIEVES THE MERGER
                    IS IN THE BEST INTERESTS OF CNGT AND CNGT
                      UNITHOLDERS AND THEREFORE UNANIMOUSLY
                        RECOMMENDS THAT CNGT UNITHOLDERS
                      VOTE FOR THE CNGT SPECIAL RESOLUTION.
                -------------------------------------------------

         The CNGT Special Resolution requires the approval of holders of not less than 662/3% of the CNGT Units represented at the Meeting which are voted in respect of the resolution in person or by proxy. See "Interests of Insiders in the Merger and Intentions of Certain Insiders".

         IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY, IF NOT EXPRESSLY DIRECTED TO THE CONTRARY IN SUCH FORM OF PROXY, TO VOTE SUCH PROXY IN FAVOUR OF THE CNGT SPECIAL RESOLUTION SET FORTH IN THE ATTACHED APPENDIX "A".

                   EFFECT OF THE MERGER UPON CNGT UNITHOLDERS

GENERAL

         After giving effect to the Merger, Viking will have acquired all of the CNGT Assets and assumed all of the Assumed Liabilities, and former CNGT Unitholders will become holders of Viking Units on the basis of two Viking Units for each issued and outstanding CNGT Unit. The Merger is structured to be a tax deferred event such that the exchange of CNGT Units for Viking Units will not result in a taxable event to CNGT Unitholders for Canadian tax purposes. See "Canadian Income Tax Considerations".

         Upon completion of the Merger and the exchange of CNGT Units for Viking Units in accordance with the Exchange Ratio, it is anticipated that there will be approximately 165,838,480 Viking Units issued and outstanding. Immediately following the Merger, current Viking Unitholders will hold approximately 111,706,160 Viking Units, representing approximately 67.4% of the issued and outstanding Viking Units, and former holders of CNGT Units will hold 54,132,320 Viking Units, representing approximately 32.6% of the issued and outstanding Viking Units.

         CNGT Unitholders who are resident of certain U.S. states and who do not qualify as exempt institutional investors in such U.S. states who would otherwise receive Viking Units in exchange for their CNGT Units shall have such Viking Units issued on their behalf to a selling agent, which shall, as agent for such CNGT Unitholders, sell such Viking Units on their behalf over the facilities of the TSX and have the net proceeds of such sale delivered to such CNGT Unitholders. For additional information and details, see "Notice to United States Securityholders" in this Information Circular.

EFFECT ON DISTRIBUTIONS

         Distributions paid to CNGT Unitholders for the month of January 2005 will not be affected by the proposed Merger and will be paid in the usual manner. Therefore, CNGT Unitholders of record on January 31, 2005 will receive their regular monthly cash distribution on February 15, 2005. Assuming the Merger becomes effective on February 1, 2005, former CNGT Unitholders who are Viking Unitholders of record on or about February 20, 2005 will be entitled to receive a cash distribution from Viking on March 15, 2004 without any further action required on their part, and will be entitled to receive monthly cash distributions from Viking in respect of any subsequent distribution record dates on which they hold Viking Units.

EXCHANGE OF CNGT CERTIFICATES

         After the Closing Date, certificates formerly representing CNGT Units shall only represent the right to receive Viking Units which a former CNGT Unitholder is, except as set forth below, entitled to receive pursuant to the Merger.

         AS THE CNGT UNITS ARE HELD IN A "BOOK BASED" SYSTEM IN WHICH CDS IS THE ONLY REGISTERED CNGT UNITHOLDER, BENEFICIAL HOLDERS OF CNGT UNITS ARE NOT REQUIRED TO TAKE ANY ACTION IN RESPECT OF EXCHANGING ANY CERTIFICATES REPRESENTING CNGT UNITS.

         A form of letter of transmittal containing instructions with respect to the surrender of certificates representing CNGT Units has been forwarded to CDS as the sole registered CNGT Unitholder for use in exchanging its certificates. Upon surrender of a properly completed letter of transmittal by CDS together with the certificates representing CNGT Units to Computershare Trust Company of Canada, a certificate for the appropriate number of Viking Units will be issued to CDS for subsequent allocation to the accounts of beneficial holders of CNGT Units.

         The Combination Agreement provides that any certificate representing CNGT Units that is not validly deposited with Computershare Trust Company of Canada within six years of the Closing Date shall cease to represent a claim or interest of any kind or nature in Viking, and the Viking Units to which the holder of such certificate would have otherwise been entitled shall be deemed to have been surrendered to Viking, together with all entitlements to distributions, dividends, payments and interest thereon held for such holder. As noted above, CDS is the only holder of certificates representing CNGT Units.

                              DETAILS OF THE MERGER

         On November 23, 2004, CNGT, CNG Co, Viking and VHI entered into the Combination Agreement whereby they agreed to combine the operations of CNGT and Viking. See "The Combination Agreement". The Merger will become effective on the Closing Date which is expected to be on or about February 1, 2005. The following procedural steps must occur in order for the Merger to become effective:

         (a) the Merger must be approved by the CNGT Unitholders in the manner described below under "The Combination Agreement - Unitholder Approval";

         (b) all conditions precedent to the Merger, as set forth below under "The Combination Agreement - Conditions of the Merger", must be satisfied or waived by the appropriate party; and

         (c) all agreements which are required in order to implement the Merger must be executed by the appropriate parties at Closing.

         On the Closing Date, each of the events set out below shall occur and be deemed to occur immediately at the Effective Time in the sequence set out below during the interval between the "transfer time" and the "acquisition time" as defined for the purposes of Section 132.2 of the Tax Act:

1. the CNGT Trust Indenture and any other constating documents of the CNGT Parties will be amended to the extent necessary to facilitate the Merger;

2. CNGT will sell, transfer, convey, assign and deliver to Viking, and Viking will purchase and accept from CNGT, all of the CNGT Assets, as the same exist at the Effective Time;

3. Viking will (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Assumed Liabilities, in accordance with their terms, and (ii) issue to CNGT an aggregate number of Viking Payment Units equal in number to the product of the number of CNGT Units outstanding as of the close of business on the day immediately prior to the Closing Date multiplied by the Exchange Ratio;

4. Viking will subscribe for the CNGT Remaining Unit for $10.00 and CNGT will issue to Viking the CNGT Remaining Unit; and

5. the CNGT Units (other than the CNGT Remaining Unit) will be redeemed in exchange for the Viking Payment Units which shall be distributed to the CNGT Unitholders, on a PRO RATA basis of their holdings of CNGT Units, in accordance with the Exchange Ratio.

THE COMBINATION AGREEMENT

         On November 23, 2004, CNGT, CNG Co, Viking and VHI entered into the Combination Agreement whereby they agreed to combine the operations of CNGT and Viking. The Combination Agreement sets forth a number of conditions to be satisfied or waived in order for the Merger to become effective (see "Conditions of the Merger") and provides the right of the parties thereto to terminate the Combination Agreement on the occurrence or non-occurrence of certain events within specific time frames (see "Termination"). The Combination Agreement also sets forth a number of covenants on behalf of the parties thereto, including prescribing the manner of operation of the business and operations of the parties and precluding the parties from entering into certain new agreements or commitments with respect to their capitalization or assets during the term of the Combination Agreement (see "Covenants").

UNITHOLDER APPROVAL

         The CNGT Special Resolution must be approved by at least 662/3% of the votes cast by the CNGT Unitholders present in person or by proxy at the Meeting. In order for the Meeting to be duly constituted for the transaction of business, at least two CNGT Unitholders (represented in person or by proxy) must be present at the Meeting, representing not less than 5% of the outstanding CNGT Units entitled to vote at the Meeting.

CONDITIONS OF THE MERGER

         The obligations of the parties to the Combination Agreement to complete the Merger are subject to the fulfillment or waiver of a number of significant conditions which must be satisfied on or before the Closing Date or be waived to the extent they are capable of being waived by the party benefiting from such condition. There is no assurance that the conditions will be satisfied or waived on a timely basis, if at all. The following is a summary of the material conditions other than those which have been satisfied as at the date hereof:

         (a) the CNGT Special Resolution shall have been passed by the CNGT Unitholders at the Meeting by the level of approval set forth under "Unitholder Approval";

         (b) the documents by which the Merger are to be effected shall be in form and substance satisfactory to the parties, acting reasonably;

         (c) all approvals and consents, regulatory or otherwise, including those summarized under "Regulatory and Third Party Approvals" shall have been obtained;

         (d) CNGT shall have received an opinion of counsel to Viking, in form and substance satisfactory to CNGT, as to such matters as CNGT and CNG Co, acting reasonably, may require, including with respect to the status of Viking as a "mutual fund trust" under Section 132 of the Tax Act (including with respect to the proposed amendments to the Tax Act relating to mutual fund trusts) and that the Viking Units to be distributed to CNGT Unitholders pursuant to the Merger will not constitute "foreign property" for the purposes of Part XI of the Tax Act;

         (e) Viking shall have received an opinion of counsel to CNGT, in form and substance satisfactory to Viking, as to such matters as Viking, acting reasonably, may require;

         (f) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental entity or person in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied which has the effect to cease trade or enjoin, prohibit or impose material limitations on the Merger or which would have a Material Adverse Effect with respect to Viking or CNGT;

         (g) there shall not exist any prohibition at law against Viking and CNGT completing the Merger;

         (h) the representations, warranties and covenants of each of the parties to the Combination Agreement shall be true and correct or complied with, as applicable, in all material respects as of the Effective Time; and

         (i) there shall not have occurred or arisen after November 23, 2004, any change (or any condition, event or development involving a prospective change) which involves a Material Adverse Effect with respect to either CNGT or Viking.

         If the Merger does not become effective on or before February 15, 2005, or such other date as Viking and CNGT may agree, CNGT or Viking may terminate its obligations under the Combination Agreement.

REGULATORY AND THIRD PARTY APPROVALS

         The Combination Agreement provides that receipt of all required regulatory and third party approvals is a condition precedent to the Merger becoming effective, including:

         (a) any rulings required under the securities regulatory authorities in Canada to permit the issuance of the Viking Payment Units on a prospectus and registration exempt basis to residents of the provinces of Canada and to permit such Viking Payment Units to be issued as freely tradable securities subject to restrictions imposed upon trades by control persons;

         (b) the Commissioner or any person authorized to exercise the powers and perform the duties of the Commissioner shall have issued an advance ruling certificate under Section 102 of the Competition Act to the effect that he is satisfied that he would not have sufficient ground on which to apply to the Competition Tribunal under Section 92 of the Competition Act in respect of the Merger, or the appropriate time period specified in Section 123 of the Competition Act shall have expired and neither the Commissioner, nor the Competition Tribunal as authorized under the Competition Act shall have taken, or have indicated their intention to take, any action under such Act, whether before or after the completion of the Merger, which could have a materially adverse effect on the Merger;

         (c) the Viking Units issuable pursuant to the Merger shall have been conditionally approved for listing on the TSX, subject to the filing of required documentation;

         (d) the lenders to each of CNGT and Viking, to the extent required, shall have consented to the Merger, or shall continue to make financing available to CNGT and Viking subsequent to the Merger on conditions acceptable to CNG Co and VHI, acting reasonably; and

         (e) such other sanctions, rulings, consents, orders, exemptions, permits and other approvals as may be necessary for the Merger and the other transactions contemplated by the Combination Agreement to be effected in compliance with applicable laws.

REPRESENTATIONS AND WARRANTIES

         The Combination Agreement includes a number of representations and warranties on behalf of the CNGT Parties and the Viking Parties, including representations and warranties as to:

         (a) the existence of those entities, their power and authority to enter into the Combination Agreement, the due execution and delivery of the Combination Agreement and the enforceability of the Combination Agreement;

         (b)      the capitalization of the respective parties;

         (c) the accuracy of certain financial statements of CNGT and Viking;

         (d) the absence of any Material Adverse Changes since specified dates in the business or affairs of the respective parties;

         (e) the absence of any violation of governing documents and agreements to which the respective parties are subject; and

         (f) various other matters intended to establish the condition of the respective parties in connection with the Merger;

which representations and warranties are required to be true and correct at the Effective Time in all material respects.

COVENANTS

         The Combination Agreement includes a number of covenants given by the CNGT Parties and the Viking Parties. The following is a summary of some of the material covenants:

         (a) each of the CNGT Parties and the Viking Parties, prior to termination of the Combination Agreement, shall conduct its undertaking and businesses only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice except as necessary to comply with applicable laws or to complete the transactions contemplated by the Combination Agreement or any transactions entered into prior to the date of the Combination Agreement;

         (b) each of CNGT and Viking have agreed to restrictions on certain interim operations including the issuance of securities, the sale of assets exceeding certain threshold amounts and the acquisition of assets exceeding certain threshold amounts (provided, however, that Viking may acquire assets having an aggregate value less than $50,000,000 prior to the Closing Date without the agreement of CNGT);

         (c) each of the CNGT Parties and Viking Parties shall use their reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and give effect to the transactions contemplated by the Combination Agreement;

         (d) within the prescribed time period and in the prescribed form provided for in section 132.2 of the Tax Act, Viking and CNGT shall jointly elect to have section 132.2 of the Tax Act apply with respect to the Merger; and

         (e) if the Merger is completed, Viking has agreed to arrange for and/or maintain directors' and officers' insurance coverage for the directors and officers of CNGT's subsidiaries substantially equivalent in scope and coverage as the directors' and officers' coverage in place for the benefit of the directors and officers of Viking's subsidiaries on a "trailing" or "run-off" basis covering claims made prior to or within ten years of the Closing Date.

ACQUISITION PROPOSAL AND TAKE-OVER PROPOSAL

         The Combination Agreement defines "ACQUISITION PROPOSAL" to mean any take-over bid, tender offer or exchange offer, merger, amalgamation, plan of arrangement, reorganization, consolidation, business combination, reverse take-over, sale of material assets, issuance or sale of securities without the consent of the other party (other than, in the case of Viking, pursuant to the exercise of securities outstanding on the date of execution of the Combination Agreement and securities issuable pursuant to compensation arrangements and the distribution reinvestment plan of Viking), re-capitalization, liquidation, dissolution, winding-up or similar transaction, other than the Merger and the other transactions contemplated by the Combination Agreement.

         The Combination Agreement defines "TAKE-OVER PROPOSAL" to mean a bid, proposal or offer, whether or not subject to conditions, to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over 20% or more of the outstanding CNGT Units or Viking Units, as the case may be, whether by way of an arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution, reorganization or similar transaction or other business combination involving CNGT or Viking or any of their respective subsidiaries, as the case may be (and whether in a single or multi-step transaction or a series of related transactions) or any proposal, offer or agreement to acquire 20% or more of the assets of CNGT or its subsidiaries (taken as a whole) or Viking or its subsidiaries (taken as a whole) as the case may be (but shall not include a Take-Over Proposal that is a sale or disposition by PrimeWest of 20% or more of the Outstanding CNGT Units where the remainder of the CNGT Unitholders are not able or permitted to participate in such Take-Over Proposal).

CEASE NEGOTIATIONS

         Pursuant to the Combination Agreement and subject to the matters set forth under "Non-Solicitation", CNGT and CNG Co have agreed to, and to direct and use reasonable efforts to cause their trustees, directors, officers, employees, representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any person, other than the Viking Parties, with respect to any actual, future or potential Acquisition Proposal. CNGT and CNG Co have also agreed not to release any third party from or forebear in the enforcement of any confidentiality or standstill agreement to which the CNGT Parties and any such third party is a party.

NON-SOLICITATION

         The Combination Agreement also provides that CNGT and CNG Co shall not, directly or indirectly, through any trustee, officer, director, employee, financial advisor or other representative or agent of the CNGT Parties (i) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding any Acquisition Proposal involving it or its subsidiaries or unitholders or participate in or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to such an Acquisition Proposal, or (ii) provide any confidential information to, participate in any discussions or negotiations relating to any such transactions with, or otherwise cooperate with or assist or participate in any effort to take such action by, any person; provided that nothing shall prevent the CNGT Board of Directors from responding or acting in any manner (including considering, negotiating, approving and recommending to the CNGT Unitholders (provided that prior to furnishing information or entering into negotiations with any person, CNGT and CNG Co shall have complied with the matters set forth under "Notice of Request for Information", prior to providing any non-public information to any such person, CNGT and CNG Co shall have complied with the matters set forth under "Provision of Information to Requesting Party" and prior to entering into any Proposed Agreement, CNGT and CNG Co shall have complied with the matters set forth under "Right to Match")) to an unsolicited BONA FIDE written Acquisition Proposal (i) in respect of which any funds or other consideration necessary for such Acquisition Proposal has been demonstrated to the satisfaction of the CNGT Board of Directors to be reasonably likely to be obtained, and (ii) in respect of which the CNGT Board of Directors determines in good faith would, if consummated in accordance with its terms, result in a transaction financially more favourable to CNGT or the CNGT Unitholders than the transactions contemplated by the Combination Agreement (any such Acquisition Proposal being referred to herein as a "SUPERIOR PROPOSAL"). Any good faith determination as aforesaid shall only be made by duly passed resolutions of the CNGT Board of Directors after consultation with its financial advisors and receipt by such Board of the advice of counsel reflected in the minutes of such Board to effect that entertaining or negotiating such Acquisition Proposal or the furnishing of information concerning the CNGT Parties is necessary for such board to satisfy its fiduciary duties under applicable laws.

NOTICE OF REQUEST FOR INFORMATION

         Prior to furnishing any information to, or entering into any negotiations with, any person in respect of an Acquisition Proposal, CNGT and CNG Co shall notify the Viking Parties of any Acquisition Proposal received by it or any request received by it following November 23, 2004 for non-public information relating to the CNGT Parties in connection with an Acquisition Proposal or for access to the properties, books or records of the CNGT Parties by any person that informs the CNGT Parties that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made, from time to time, orally and in writing and shall indicate such details of the proposal, inquiry or contact known to the CNGT Parties as the Viking Parties may reasonably request, having regard to the fiduciary obligations of the CNGT Board of Directors and the identity of the person making such proposal, inquiry or contact.

PROVISION OF INFORMATION TO REQUESTING PARTY

         Subject to the matters set forth under "Non-Solicitation", if any of the CNGT Parties receives a request for material non-public information from a person who proposes to the CNGT Parties a BONA FIDE Acquisition Proposal and the CNGT Board of Directors determines that such proposal is a Superior Proposal pursuant to the matters set forth under "Non-Solicitation", the CNGT Party may, subject to the execution of a confidentiality agreement containing customary terms, conditions and restrictions substantially similar to the confidentiality agreements entered into between CNGT and Viking, provide such person with access to information regarding the CNGT Party. To the extent not previously done, the CNGT Parties shall provide to the Viking Parties a copy of all information provided to the third party forthwith after the information is provided to the third party.

RIGHT TO MATCH

         CNGT and CNG Co have agreed not to enter into any agreement (other than any confidentiality agreement contemplated under "Provision of Information to Requesting Party") to propose, pursue, support or recommend any Acquisition Proposal (a "PROPOSED AGREEMENT") or change their recommendation of the transactions contemplated by the Combination Agreement except in compliance with the Combination Agreement and only after providing Viking with an opportunity to amend the Combination Agreement to provide for at least equivalent financial terms to those included in the Proposed Agreement as determined by the CNGT Board of Directors, acting reasonably and in good faith and in accordance with its fiduciary duties, after consultation with CNGT's financial advisors and CNGT and CNG Co have agreed to negotiate in good faith with Viking in respect of any such amendment. In particular, in such circumstance CNG Co has agreed to provide VHI with a copy of any Proposed Agreement as executed or submitted by the party making such Acquisition Proposal, not less than 48 hours prior to its proposed execution. In the event that Viking and VHI agree to amend the Combination Agreement as provided above and within the 48 hour period, neither CNGT nor CNG Co shall enter into the Proposed Agreement.

TERMINATION FEES AND EXPENSE REIMBURSEMENT

         The Combination Agreement provides that if at any time after the execution of the Combination Agreement and prior to the termination thereof:

         (a) the CNGT Board of Directors or the Viking Board of Directors (in such case the CNGT Parties or the Viking Parties, respectively, being the "NON-COMPLETING PARTY") has withdrawn, changed or modified in a manner adverse to the other party, or failed to reaffirm upon request (other than as a result of and in direct response to a material breach by the other party of their obligations under the Combination Agreement that would or reasonably could result in the non-satisfaction of the conditions precedent to the closing of the transactions contemplated by the Combination Agreement or a material misrepresentation by the other party or a Material Adverse Change to the other party) any of (i) its determination or its recommendations to CNGT Unitholders or Viking Unitholders, as the case may be, to vote in favour of the Special Distribution and/or the Merger, as applicable, or (ii) its authorization to complete the Merger as contemplated by its representation and warranties in the Combination Agreement, or resolved to take any of the foregoing actions prior to the completion of the Merger; or

         (b) the CNGT Board of Directors or the Viking Board of Directors (in such case the CNGT Parties or the Viking Parties, respectively, being the "NON-COMPLETING PARTY") has recommended that, in the case of the CNGT Board of Directors, the CNGT Unitholders deposit their CNGT Units under, vote in favour of, or otherwise accept a Take-Over Proposal and, in the case of the Viking Board of Directors, the Viking Unitholders deposit their Viking Units under, vote in favour of, or otherwise accept a Take-Over Proposal; or

         (c) prior to the date of the Meeting, a BONA FIDE Take-Over Proposal is publicly announced, proposed, offered or made to any of the CNGT Parties (in such case the CNGT Parties being the "NON-COMPLETING PARTY") or the CNGT Unitholders, the Merger is not completed and the transactions contemplated by any Take-Over Proposal is completed within 365 days of February 15, 2005; or

         (d) any of the CNGT Parties enters into a Proposed Agreement or any of the Viking Parties enters into any agreement to propose, pursue, support or recommend any Take-Over Proposal (other than a confidentiality agreement contemplated under "Provision of Information to Requesting Party") (in such case the CNGT Parties or the Viking Parties, respectively being the "NON-COMPLETING PARTY"); or

         (e) any of the CNGT Parties or the Viking Parties (in such case the CNGT Parties or the Viking Parties, respectively, being the "NON-COMPLETING PARTY") breaches any of its representations or warranties or covenants contained in the Combination Agreement which breach individually or in the aggregate would or would reasonably be expected to have a Material Adverse Effect upon the Non-Completing Party, or would materially impede completion of the transactions contemplated by the Combination Agreement, and which the Non-Completing Party fails to cure within five business days after receipt of written notice thereof from the other party (except that no cure period shall be provided for a breach by a Non-Completing Party which by its nature cannot be cured and in no event shall any cure period extend beyond the Effective
                  Time);

then if the CNGT Parties are the Non-Completing Party, CNGT shall pay to Viking, or if the Viking Parties are the Non-Completing Party, Viking shall pay to CNGT, within three business days, an aggregate of $15.0 million as liquidated damages in immediately available funds (the "TERMINATION FEE"); provided, however, that if the sole reason a party becomes a Non-Completing Party is because of an uncured breach of a representation or warranty as contemplated in paragraph (e) above, the amount of the Termination Fee to be paid as liquidated damages shall be $2.0 million.

         If the CNGT Special Resolution is not passed at the Meeting and the CNGT Special Resolution would have passed if the CNGT Units voted against the resolution by PrimeWest Energy Trust or its affiliates (which currently owns 25% of the outstanding CNGT Units) or an Identifiable Purchaser (as defined below) had been excluded from the determination of whether such resolution had passed, CNGT shall pay to Viking, within three business days of the date of the Meeting, the amount of $1.5 million as reimbursement of certain of Viking's expenses associated with the Acquisition and Redemption Transaction. Such amount shall only be payable if the Termination Fee described above is not otherwise payable by CNGT to Viking. An "Identifiable Purchaser" shall mean any purchaser which is clearly identified as having purchased in excess of 2,000,000 CNGT Units of the 6,766,450 CNGT Units currently owned by PrimeWest Energy Trust or its affiliates and which has voted such CNGT Units at the Meeting.

TERMINATION

         The Combination Agreement may be terminated prior to the completion of the Merger:

         (a) by mutual written consent of the parties to the Combination Agreement;

         (b) by CNGT and CNG Co or Viking and VHI if the closing date of the Merger shall not have occurred on or before February 15, 2005;

         (c) by CNGT and CNG Co or Viking and VHI if certain conditions to the Merger (including those described above under "Conditions of the Merger") have not been satisfied or waived on or before the date required for the performance thereof unless the failure of any such condition shall be due to the failure of the party seeking to terminate the Combination Agreement to perform the obligations required to be performed by it under the Combination Agreement;

         (d) by CNGT and CNG Co or Viking and VHI if any of the conditions (other than those described under (c) above) which are for the benefit of such parties and which are contained in the Combination Agreement have not been satisfied or waived on or before the date required for the performance thereof; or

         (e) by either of CNGT and CNG Co if the Termination Fee becomes payable by Viking, or by either Viking or VHI if the Termination Fee becomes payable by CNGT.

                                FAIRNESS OPINION

         The following summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion, which is attached and contained herein in Appendix "E" - Fairness Opinion of Scotia Capital Inc. CNGT UNITHOLDERS ARE URGED TO READ THE FAIRNESS OPINION IN ITS ENTIRETY.

         Scotia Capital was retained by the CNGT Board of Directors effective May 31, 2004 as financial advisor in connection with the CNGT Board of Directors' consideration and evaluation of a number of potential strategic alternatives involving CNGT. As discussions and negotiations between CNGT and Viking progressed, Scotia Capital was, among other things, requested to consider the Merger and related matters and provide financial advice as it considered appropriate, including the preparation and delivery to the CNGT Board of Directors of the Fairness Opinion.

         In preparing the Fairness Opinion, Scotia Capital has assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Scotia Capital discussed with or reviewed by or for Scotia Capital, or publicly available, and Scotia Capital has not assumed any responsibility for independently verifying such information nor undertaken an independent formal valuation or appraisal of any of the CNGT Parties or the Viking Parties or their assets or securities or been furnished with any such formal valuation or appraisal. The Fairness Opinion is based upon securities market, economic and general business and financial conditions as they existed on, and on the information made available to Scotia Capital as of, November 23, 2004.

         Based upon the assumptions and its review of the information described in the Fairness Opinion, and subject to the limitations contained in the Fairness Opinion, it is the opinion of Scotia Capital that the consideration to be received by CNGT Unitholders pursuant to the Merger is fair, from a financial point of view, to the CNGT Unitholders. The Fairness Opinion was prepared at the request of and for the information of the CNGT Board of Directors and does not constitute a recommendation to any CNGT Unitholder as to how any such unitholder should vote with respect to the Merger.

         Scotia Capital will receive fees for its services in connection with the Merger, some of which are contingent upon the consummation of the Merger. In addition, CNGT has agreed to reimburse Scotia Capital for its reasonable expenses incurred in performance of such services and to indemnify it in respect of certain liabilities as may be incurred by it in connection with its engagement.

                     INTERESTS OF INSIDERS IN THE MERGER AND
                         INTENTIONS OF CERTAIN INSIDERS

         Each member of the CNGT Board of Directors and each senior officer of CNG Co, who collectively own, directly or indirectly, or exercise control or direction over, an aggregate of 38,956 CNGT Units, representing approximately 0.14% of the outstanding CNGT Units, have indicated their intention to vote their CNGT Units in favour of the CNGT Special Resolution approving the Merger and have entered into Support Agreements with Viking agreeing to vote their CNGT Units in favour of the CNGT Special Resolution.

         No person who has been a director or senior officer of CNG Co at any time since August 22, 2003, the inception of CNGT, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except as disclosed in this Information Circular.

                   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

         In the opinion of Blake, Cassels & Graydon LLP ("COUNSEL"), the following summary describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a CNGT Unitholder who acquires Viking Units pursuant to the Merger and who, for purposes of the Tax Act, holds the CNGT Units disposed of and the Viking Units acquired as capital property and deals at arm's length with each of CNGT and Viking. Generally, the CNGT Units or Viking Units, as the case may be, will be considered to be capital property to a CNGT Unitholder provided such CNGT Unitholder does not hold such CNGT Units in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain CNGT Unitholders who are resident in Canada and who might not otherwise be considered to hold their CNGT Units or Viking Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to a CNGT Unitholder that is a "financial institution", as defined in the Tax Act, for purposes of the mark-to-market rules or an interest in which would be a "tax shelter investment" as defined in the Tax Act. Any such CNGT Unitholder should consult its own tax advisor with respect to the Merger.

         This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "PROPOSED AMENDMENTS") including draft legislation released by the Minister of Finance on December 6, 2004 (the "DECEMBER PROPOSALS"), counsel's understanding of the current published administrative and assessing policies of the Canada Revenue Agency (the "CRA") and representations of CNGT and Viking as to certain factual matters.

         This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, regulatory or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

         THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR CNGT UNITHOLDER. CONSEQUENTLY, CNGT UNITHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

THE MERGER

         The Merger will be structured as a "qualifying exchange" pursuant to section 132.2 of the Tax Act. Accordingly, the disposition by CNGT Unitholders of CNGT Units in exchange for Viking Units pursuant to the terms of the Merger will not result in a capital gain or capital loss to CNGT Unitholders. The year end of each of Viking and CNGT will be deemed to end in the course of the Merger and any income of Viking or CNGT for such year will be paid or payable to their respective Unitholders in accordance with the terms of their respective trust indentures. CNGT and Viking have advised counsel that they will file an election with the CRA in respect of the Merger with the result that no taxable income will arise in CNGT as a result of the Merger. The aggregate initial cost of Viking Units received by each CNGT Unitholder in exchange for CNGT Units pursuant to the Merger will be equal to the aggregate adjusted cost base to such holder of the CNGT Units which are cancelled on the Merger. This cost will be averaged with the cost of all other Viking Units held by CNGT Unitholders to determine the adjusted cost base of each Viking Unit held.

STATUS OF COMBINED TRUST

         Counsel has been advised that CNGT and Viking each qualify as a "unit trust" and a "mutual fund trust" as defined by the Tax Act at all relevant times. The trust remaining after the Merger will be Viking (referred to hereinafter on or after the Merger as the "COMBINED TRUST") and this summary assumes that the Combined Trust will also qualify as a mutual fund trust on the date of the Merger, and will continue to so qualify thereafter for the duration of its existence. In order to so qualify, there must be at least 150 unitholders of the Combined Trust ("UNITHOLDERS") each of whom owns not less than one "block" of units of the Combined Trust ("Units") having an aggregate fair market value of not less than $500. A "block" of Units means 100 Units if the fair market value of one Unit is less than $25 and 25 Units if the fair market value of one Unit is greater than $25 and less than $100.

Under the current provisions of the Tax Act, in order to qualify as a mutual fund trust, the Combined Trust cannot, and may not at any time, reasonably be considered to be established or maintained primarily for the benefit of non-resident persons (the "BENEFIT TEST"). In proposed amendments released in September 2004 by the Minister of Finance (Canada), it was proposed that the Benefit Test be replaced with a new fair market value test which would generally apply after March 22, 2004. Under the fair market value test, a trust would permanently lose its mutual fund trust status if the aggregate fair market value of the units of the trust held by persons who are not residents of Canada or partnerships which are not Canadian partnerships for the purposes of the Tax Act is more than 50% of the total fair market value of all of the issued units of the trust. Concurrently with the release of the December Proposals, the Minister of Finance indicated that further discussions with the private sector would be conducted concerning the appropriate treatment of non-residents investing in mutual fund trusts. No time frame for these discussions has been established so it is uncertain when or if the Benefit Test will be replaced and what form any such replacement may take.

         In addition to the above described requirements, to qualify as a mutual fund trust, the undertaking of the Combined Trust must be restricted to the investing of its funds in property (other than real property or an interest in real property), the acquiring, holding, maintaining, improving, leasing or managing of any real property (or interest in real property) that is capital property of the Combined Trust, or a combination of these activities.

         It is intended, and this summary assumes, that all the forgoing requirements will be satisfied so that CNGT, Viking and the Combined Trust will each qualify as a mutual fund trust at all relevant times. If CNGT, Viking or the Combined Trust were not to qualify as a mutual fund trust at the relevant times, the income tax considerations would in some respects be materially different from those described herein.

TAXATION OF THE COMBINED TRUST

         The Combined Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to its Unitholders and which is deducted by the Combined Trust in computing its income for purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid in the year by the Combined Trust or the Unitholder is entitled in that year to enforce payment of the amount. Losses incurred by the Combined Trust cannot be allocated to Unitholders but may be deducted by the Combined Trust in future years in accordance with the Tax Act. The taxation year of the Combined Trust is the calendar year.

         The Combined Trust will be required to include in its income amounts computed in accordance with oil and gas royalties held by the Combined Trust on an accrual basis. The Combined Trust will also be required to include in its income interest on its investments that accrues to the Combined Trust to the end of the year, or becomes receivable or is received by the Combined Trust before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year, any income of a trust of which the Combined Trust is a beneficiary which becomes payable to the Combined Trust during the year and any dividends received or deemed to be received on shares owned by the Combined Trust. Provided that appropriate designations are made by the Combined Trust, all dividends which would otherwise be included in its income as dividends received on shares held by the Combined Trust will be deemed to have been received by Unitholders and not to have been received by the Combined Trust.

         Generally, the Combined Trust may deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10% of its cumulative Canadian oil and gas property expense ("COGPE") account at the end of that year, on a declining balance basis, pro-rated for short taxation years. In addition to annual deductions in respect of its cumulative COGPE account, the Combined Trust will be entitled to deduct in computing its income on an annual basis reasonable administrative expenses incurred for the purpose of earning income from its oil and gas royalties and its other investments, 20% of the total costs related to the issuance of Viking Units on the Merger and on the issuance of Viking Units on prior offerings (pro-rated for short taxation years) to the extent such issue expenses were not deductible in a previous taxation year and amounts in respect of a resource allowance and/or deductible Crown charges computed in accordance with the rules contained in the Tax Act.

         The terms of the Combined Trust's trust indenture generally provide that all income of the Combined Trust for each taxation year be paid or be made payable to its Unitholders in the taxation year. Counsel has been advised that the Combined Trust intends to deduct the amount of its income paid or payable to its Unitholders in computing its income for each taxation year and, therefore, the Combined Trust should not be liable for any material income tax for each taxation year although no assurances are given in this regard.

TAXATION OF UNITHOLDERS WHO ARE RESIDENTS OF CANADA

         A Unitholder will generally be required to include in computing income for a particular taxation year of such Unitholder the portion of the net income of the Combined Trust for a taxation year, including taxable dividends and net realized taxable capital gains determined for the purposes of the Tax Act, that is paid or becomes payable to such Unitholder in that particular taxation year whether paid in cash or property of the Combined Trust. An amount will be considered payable to a Unitholder in a taxation year if such Unitholder is entitled in the year to enforce payment of the amount. For the purposes of the Tax Act, income of a Unitholder from the Combined Trust Units will generally be considered to be income from property and not resource income. Any deduction or loss of the Combined Trust for purposes of the Tax Act cannot be allocated to, or treated as a deduction or loss, of a Unitholder.

         Provided that appropriate designations are made by the Combined Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the Tax Act. Such dividends will be subject, among other things, to the gross-up and dividend tax credit provisions in respect of Unitholders who are individuals, the refundable tax under Part IV of the Tax Act in respect of certain Unitholders who are corporations, and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations for Unitholders who are corporations.

         Any amount paid or payable by the Combined Trust to a Unitholder in excess of the net income of the Combined Trust that is paid or payable to such Unitholder in a taxation year should not generally be included in such Unitholder's income for the year. However, the proportionate amount of such excess will reduce the adjusted cost base of each Unit held by the Unitholder. To the extent that the adjusted cost base of a Unit to a Unitholder would otherwise be less than nil, the negative amount will be deemed to be a capital gain realized by the Unitholder from the disposition of the Unit in the year in which the negative amount arises.

         Upon the disposition or deemed disposition of a Unit by a Unitholder, whether on redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Combined Trust which represents an amount that must otherwise be included in income) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Unit and any reasonable costs of the disposition.

         One-half of any capital gain realized by a Unitholder on a disposition or deemed disposition of Units, and the amount of any net taxable capital gains designated by the Combined Trust in respect of the Unitholder, will be included in the Unitholder's income under the Tax Act in the year of disposition or designation, as the case may be, as a taxable capital gain. One-half of any capital loss (an "ALLOWABLE CAPITAL LOSS") realized by a Unitholder upon a disposition of Units may be deducted against any taxable capital gains realized by the Unitholder in the year of disposition, in any of the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

         Taxable capital gains realized by a Unitholder that is an individual may give rise to alternative minimum tax depending on such Unitholder's circumstances. A Unitholder that is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay additional refundable tax on certain investment income, including taxable capital gains, but excluding certain income distributed from the Combined Trust which is deemed to be income from property.

REDEMPTION/RETRACTION OF COMBINED TRUST UNITS

         Where the Combined Trust distributes property of the Combined Trust to a Unitholder on a redemption of Units of the Combined Trust, the Combined Trust will be deemed to receive proceeds of disposition equal to the fair market value of such property at that time (the "DEEMED PROCEEDS"), and such distribution may give rise to a capital gain or income to the Combined Trust. The Combined Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Units of the Combined Trust during the year (the "CAPITAL GAINS REFUND"). The Capital Gains Refund in a particular year may not completely offset the Combined Trust's tax liability for such taxation year that may arise upon distributions of property in connection with the redemption of Units of the Combined Trust. The Trust Indenture of the Combined Trust accordingly provides that income of the Combined Trust which is required to satisfy any tax liability on the part of the Combined Trust shall not be payable to Unitholders.

         Where the Combined Trust distributes its property, other than oil and gas royalties (the "ROYALTIES"), to a Unitholder on a redemption of Units of the Combined Trust, the Unitholder will be deemed to have disposed of its Units of the Combined Trust for proceeds of disposition equal to the Deemed Proceeds (other than the portion, if any, of the Deemed Proceeds that is considered to be a payment to the Unitholder out of the income or capital gains of the Combined Trust for the year) less the amount, if any, by which the income or capital gain realized by the Combined Trust on such distribution exceeds the portion, if any, of such income or capital gain that is considered to be a payment to the Unitholder out of the income or capital gains of the Combined Trust for the year. Where the property that is distributed to the Unitholder is the Royalties, the Unitholder will be deemed to have disposed of its Units of the Combined Trust for proceeds of disposition equal to the Deemed Proceeds (other than the portion, if any, of the Deemed Proceeds that is considered to be a payment to the Unitholder out of the income or capital gains of the Combined Trust for the year). The cost to a Unitholder of any property distributed to a Unitholder by the Combined Trust will be deemed to be equal to the Deemed Proceeds.

TAXATION OF TAX EXEMPT UNITHOLDERS

         Subject to the specific provisions of any particular plan, the Units will be qualified investments for Exempt Plans. Such Exempt Plans will generally not be liable for tax in respect of any distributions received from the Combined Trust or any capital gain realized on the disposition of any Units of the Combined Trust.

         Exempt Plans should contact their own tax advisors with regard to the acquisition of property from the Combined Trust on the redemption of Units to determine whether such property constitutes a qualified investment for such Exempt Plan, having regard to their own particular circumstances. Certain negative tax consequences may arise where an Exempt Plan acquires or holds a non-qualified investment.

         VHI has advised counsel that, at all relevant times, the cost amount of foreign property of the Combined Trust, if any, was, or will be, less than 30% of the cost amount of all property of the Combined Trust and, accordingly, the Units will not constitute foreign property for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered pension plans or other persons subject to tax under Part XI of the Tax Act.

TAXATION OF UNITHOLDERS WHO ARE NON-RESIDENTS OF CANADA

         Where the Combined Trust makes distributions to a Unitholder who is not resident in Canada for purposes of the Tax Act, the same general considerations as those discussed above with respect to a Unitholder who is resident in Canada will apply, except that any distribution of income of the Combined Trust to a Unitholder not resident in Canada will be subject to Canadian withholding tax at the rate of 25% unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder's jurisdiction of residence. For example, Unitholders resident in the United States for purposes of the Canada-United States Income Tax Convention, 1980, will generally be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.

         The December Proposals provide for a new 15% Canadian withholding tax on the portion of the Combined Trust's distributions, which, under the current provisions of the Tax Act, are not subject to any Canadian withholding tax. The December Proposals provide that the new 15% Canadian withholding tax will be applicable to distributions made by the Combined Trust after 2004. The new 15% Canadian withholding tax will only apply if, at the time of the distribution, Units of the Combined Trust are listed on a prescribed stock exchange (which includes the TSX) and more than 50% of the value of the Combined Trust's Units is attributable to real property situated in

Canada, Canadian resource property (which includes the oil and gas royalties in respect of properties situated in Canada) or a timber resource property. If a subsequent disposition of a Unit results in a capital loss to a non-resident Unitholder, a refund of the new 15% Canadian withholding tax is available in limited circumstances, subject to the filing of a special Canadian tax return.

         The December Proposals also provide for a 25% withholding tax on distributions made to non-residents of Canada which are attributable to capital gains realized by the Combined Trust after March 22, 2004 on the disposition of taxable Canadian property where the Combined Trust has made certain designations on such capital gains with respect to its Unitholders. The 25% rate of Canadian withholding tax may be reduced pursuant to the terms of an applicable income tax treaty between Canada and the Unitholder's jurisdiction of residence.

         A disposition or deemed disposition of Units of the Combined Trust, whether on a sale by Computershare Trust Company of Canada (or such other agent designated by Viking) as agent for those CNGT Unitholders resident in the U.S. states described in "Notice to United States Securityholders" of Viking Units that they would otherwise be entitled to receive upon completion of the Merger, on redemption, by virtue of capital distributions in excess of a Unitholder's adjusted cost base or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a Unitholder who is not resident nor deemed to be a resident in Canada provided that the Units of the Combined Trust held by the Unitholder are not "taxable Canadian property" for the purposes of the Tax Act. Units of the Combined Trust will not constitute taxable Canadian property to a non-resident Unitholder unless: (i) the Unitholder holds or uses, or is deemed to hold or use the Units in the course of carrying on business in Canada; (ii) the Units are "designated insurance property" of the Unitholder as defined for purposes of the Tax Act; (iii) at any time during the period of five years immediately preceding the disposition of the Units the Unitholder or persons with whom the Unitholder did not deal at arm's length or any combination thereof, held more than 25% of the issued Units of the Combined Trust or, either alone or together persons with whom the Unitholder did not deal at arm's length, held options or rights to acquire more than 25% of the issued Units of the Combined Trust; or (iv), the Combined Trust is not a mutual fund trust on the date of disposition.

         Subject to the December Proposals, a Unitholder who is not resident in Canada will generally compute the adjusted cost base of a Unit pursuant to the same rules as apply to residents of Canada. For the purposes of computing a non-resident Unitholder's adjusted cost base of a Unit after 2004, the December Proposals provide that a distribution paid in respect of a Unit which is subject to the new 15% Canadian withholding tax will not reduce the adjusted cost base of such Unit to a non-resident Unitholder.

         NON-RESIDENT UNITHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ON THE APPLICATION OF THE DECEMBER PROPOSALS TO THE OWNERSHIP OF UNITS OF THE COMBINED TRUST, HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

                SELECTED PRO FORMA INFORMATION RELATING TO VIKING

         The following sets forth selected information relating to Viking and CNGT together with pro forma information of Viking after giving effect to the Merger and certain other adjustments. Additional information concerning Viking and CNGT is set forth in Appendices "B" and "C" to this Information Circular, respectively. In addition, attached as Appendix "D" to this Information Circular are Unaudited Pro Forma Combined Financial Statements of Viking giving effect to the Merger and certain other adjustments.

         The pro forma combined financial information set forth below and the Unaudited Pro Forma Combined Financial Statements set forth in Appendix "D" hereto are not necessarily indicative either of results of operations that would have occurred in the year ended December 31, 2003 or the nine months ended September 30, 2004 had the proposed Merger and certain other adjustments been effected on January 1, 2003, or of the results of operations expected in 2005 and future years. In preparing the pro forma combined financial statements, no adjustments have been made to reflect the operating synergies and the resulting cost savings expected to result from combining the operations of Viking and CNGT.

SELECTED PRO FORMA COMBINED FINANCIAL INFORMATION

         The following table sets out certain financial information for Viking and CNGT for the year ended December 31, 2003 and as at and for the nine months ended September 30, 2004 and for Viking on a pro forma basis for the year ended December 31, 2003 and as at and for the nine months ended September 30, 2004 after giving effect to the Merger and certain other adjustments. The following information does not give effect to Viking's proposed acquisition of Kensington Energy Ltd. as described under "Recent Developments - Proposed Acquisition of Kensington Energy Ltd." in Appendix "B" of this Information Circular. The following is a summary only and must be read in conjunction with the Unaudited Pro Forma Combined Financial Statements of Viking set forth in Appendix "D" to this Information Circular.

                                                           FOR THE YEAR ENDED DECEMBER 31, 2003
                                                    ---------------------------------------------------
                                                                                       PRO FORMA AFTER
                                                                                      GIVING EFFECT TO
                                                        VIKING           CNGT(1)         THE MERGER
                                                        ------        ------------    -----------------
                                                                      ($ millions)

Revenue before royalties...........................      229.2             17.4             366.5
Net income (loss)..................................      (45.1)             1.0             (13.0)

NOTE:
(1) For the period from October 15, 2003 to December 31, 2003.

                                                            AS AT AND FOR THE NINE MONTHS ENDED
                                                                    SEPTEMBER 30, 2004
                                                    ---------------------------------------------------
                                                                                       PRO FORMA AFTER
                                                                                      GIVING EFFECT TO
                                                        VIKING            CNGT           THE MERGER
                                                        ------        ------------    -----------------
                                                                      ($ millions)

Revenue before royalties...........................      186.8             77.7            269.2
Net income.........................................       45.6              8.0             45.6
Total assets.......................................      611.3            311.3          1,085.7
Working capital (deficiency).......................      (12.4)            (6.9)           (19.3)
Bank debt..........................................       43.8             62.0            115.8
Convertible debentures.............................       73.7               --             73.7
Unitholders' equity................................      376.6            220.5            750.1

SELECTED COMBINED OPERATIONAL INFORMATION

         The following table sets out certain operational information for Viking and CNGT on a pro forma combined basis after giving effect to the Merger. Further operational information concerning Viking and CNGT is set forth in the Viking AIF and the CNGT AIF, respectively.

                                                                              COMBINED AFTER
                                                                             GIVING EFFECT TO
                                                      VIKING        CNGT        THE MERGER
                                                      ------       ------     ----------------
Production(1)
         Natural gas (MMcf/d) ....................      32.5         32.7          65.2
         Crude oil and NGLs (Bbls/d) .............     9,960        1,892        11,852
         Total (BOE/d)(3).........................    15,375        7,338        22,713

Reserves(2)
         Proved (MBOE)............................    47,370       17,693        65,063
         Proved plus Probable (MBOE)..............    59,302       22,155        81,457

Reserve life index(3)
         Proved...................................       7.7          6.4          7.2
         Proved plus Probable.....................       9.8          8.0          9.2

Undeveloped land (thousands of net acres)(4)......     213.2         42.0         255.2

NOTES:
(1) Gross average daily production for the three months ended September 30, 2004.
(2) Calculated on a gross basis before deducting royalties, without including royalty interests, based on forecast prices and costs and based on the independent evaluations of GLJ for Viking as at December 31, 2003 and CNGT as of July 1, 2004, as contained in the Viking AIF and the CNGT AIF, respectively. These reserve volumes have not been reduced by the 4,363 and 675 MBOE of crude oil, NGLs and natural gas produced by Viking and CNGT, respectively, subsequent to the date of their respective independent evaluations and do not include any reserve additions of Viking or CNGT since such dates.
(3) See "Presentation of Oil and Natural Gas Reserves and Production Information" for information regarding the presentation of BOEs and the calculation of reserve life indices.
(4)  As of December 1, 2004.

PRO FORMA COMBINED CAPITALIZATION

         The following table sets out the capitalization of Viking and CNGT as at September 30, 2004, together with the pro forma combined capitalization of Viking as at September 30, 2004 after giving effect to the Merger and certain other adjustments. The following information does not give effect to Viking's proposed acquisition of Kensington Energy Ltd. as described under "Recent Developments - Proposed Acquisition of Kensington Energy Ltd." in Appendix "B" of this Information Circular. The following is a summary only and, where applicable, must be read in conjunction with the Unaudited Pro Forma Combined Financial Statements of Viking set forth in Appendix "D" to this Information Circular as well as "Information Relating to Viking Energy Royalty Trust - Consolidated Capitalization of Viking" in Appendix "B" and "Information Relating to Calpine Natural Gas Trust - Consolidated Capitalization of CNGT" in Appendix "C".

                                                               AS AT SEPTEMBER 30, 2004
                                             --------------------------------------------------------------
                                                                                     PRO FORMA AFTER GIVING
                                                 VIKING                CNGT           EFFECT TO THE MERGER
                                             ----------------      -----------       ----------------------
Credit facilities ($ millions).............       $43.8                $62.0                 $115.8
Viking Debentures ($ millions).............       $73.7                   --                  $73.7
Unitholders' capital ($ millions)..........      $770.4               $258.2               $1,143.9
                                              (109,113,927         (27,066,160            (163,246,247
                                             Viking Units)(1)      CNGT Units)          Viking Units)(1)

NOTE:
(1) The number of Viking Units outstanding does not include 10,248,000 Viking Units issuable pursuant to the conversion feature of the Viking Debentures outstanding on September 30, 2004.

                                  RISK FACTORS

         CNGT Unitholders should carefully consider the information described under the heading "Risk Factors" in the CNFT AIF and under the heading "Competitive Conditions and Risk Factors" in the Viking AIF, as well as the other information set forth elsewhere in this Information Circular. In addition, CNGT Unitholders should consider the following:

CHANGES OF LEGISLATION AND TAX TREATMENT

         Income tax laws, or other laws or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts and resource allowance, may in the future be changed or interpreted in a manner that adversely affects Viking and the Viking Unitholders. For instance, the Minister of Finance (Canada) is currently reviewing the provisions of the Tax Act related to the permitted amount of non-Canadian resident ownership of Canadian mutual fund trusts such as Viking and the December Proposals (as defined under "Canadian Federal Income Tax Considerations") contain provisions which may result in increased withholding tax on Viking's cash distributions paid to non-residents of Canada. Additionally, legislation may be implemented to change the manner in which these entities are taxed. Tax authorities having jurisdiction over Viking or the Viking Unitholders may disagree with how Viking calculates its income for tax purposes or could change administrative practices to the detriment of Viking or the detriment of the Viking Unitholders.

FAILURE TO REALIZE THE BENEFITS OF THE MERGER

         CNGT and Viking may not realize the anticipated benefits of the Merger. CNGT and Viking have entered into the Combination Agreement to strengthen their respective positions in the oil and gas industry, and in particular, the income trust sector, and to create the opportunity for potential cost savings, among other things. Achieving any benefits will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Viking's ability to realize the anticipated growth opportunities and synergies from combining the businesses of Viking and CNGT. Prior to completion of the Merger, Viking and CNGT will continue to operate independently, although integration efforts, where appropriate, will be proceeding pending receipt of CNGT Unitholder approval and completion of the Merger. The integration efforts by Viking and CNGT will require the dedication of significant management effort, time and resources which may divert management's focus and resources from other strategic opportunities during this process. Both Viking and CNGT will take all required steps to minimize disruptions to their respective businesses and operations.

MARKET PRICE OF VIKING UNITS AND CNGT UNITS

         Upon completion of the Merger, all of the CNGT Units will be exchanged for Viking Units. The Exchange Ratio at which the CNGT Units will be exchanged for Viking is fixed, and there will be no adjustment for changes in the market price of either CNGT Units or Viking Units. The trading price of the Viking Units may be less than the trading price of CNGT Units (after application of the Exchange Ratio) as of the date of the Combination Agreement or as of the date of the Meeting. Neither CNGT nor Viking is permitted to terminate the Combination Agreement solely because of changes in the market price of either the CNGT Units or Viking Units.

         There will be a significant amount of time between the date of the Combination Agreement and the date of the Meeting and there may be a significant amount of time between the date of such meeting and the date when the Merger is completed. As a result, the relative or absolute prices of CNGT Units and Viking Units may vary significantly between the dates of the Combination Agreement, this Information Circular, the Meeting and the completion of the Merger. These variations may be caused by, among other factors, changes in the businesses, operations, results and prospects of either CNGT or Viking, market expectations of the likelihood that the Merger will be completed and the timing of its completion, the prospects for post-Merger operations, the effect of any conditions or restrictions imposed on or proposed with respect to the combined entity by regulators, and general market and economic conditions.

         In addition, it is impossible to predict accurately the market price of the Viking Units after the completion of the Merger. Accordingly, the prices of CNGT Units and Viking Units on the date of the Meeting may not be indicative of their prices immediately prior to the completion of the Merger or the price of Viking Units after the Merger is completed.

                             STOCK EXCHANGE LISTINGS

         The currently outstanding CNGT Units and Viking Units are listed and posted for trading on the TSX. Following the Closing Date of the Merger, the CNGT Units will be delisted from the TSX. Information with respect to the trading history of the Viking Units is contained under the heading "Additional Information Regarding Viking Energy Royalty Trust - Trust Unit Price Range and Trading Volumes" and the CNGT Units is contained under the heading "Additional Information Regarding Calpine Natural Gas Trust - Trust Unit Price Range and Trading Volumes".

         The currently outstanding CNGT Units and Viking Units are listed and posted for trading on the TSX. On November 23, 2004, the last trading day prior to the date of the announcement of the Merger, the closing price of the Viking Units on the TSX was $7.00 per Viking Unit and the closing price of the CNGT Units on the TSX was $14.30 per CNGT Unit. The weighted average trading price of the Viking Units and CNGT Units for the five trading days ending November 23, 2004 were $6.93 and $13.84, respectively. On December 17, 2004, the closing price of the Viking Units on the TSX was $6.83 per Viking Unit and the closing price of the CNGT Units on the TSX was $13.54 per CNGT Unit. The TSX has conditionally approved the listing of the Viking Units issuable pursuant to the Merger, subject to Viking fulfilling all of the requirements of the TSX within five business days of the Closing Date. Following the Closing Date of the Merger, the CNGT Units will be delisted from the TSX. See "Stock Exchange Listings", "Additional Information Regarding Calpine Natural Gas Trust - Trust Unit Price Range and Trading Volumes" and "Additional Information Regarding Viking Energy Royalty Trust - Trust Unit Price Range and Trading Volumes".

                                     TIMING

         The Merger will become effective at Closing. If the CNGT Special Resolution is approved at the Meeting and all other conditions specified in the Combination Agreement are satisfied or waived, Viking and CNGT expect the Closing Date will be on or about February 1, 2005.

                             EXPENSES OF THE MERGER

         The costs to be incurred by CNGT relating to the Merger including, without limitation, accounting and legal fees, financial advisor fees, contractual severance obligations, the preparation and printing of this Information Circular and other out-of-pocket costs associated with the Meeting, but excluding retention payments and statutory severance obligations, are estimated to be approximately $10.0 million.

                              INTERESTS OF EXPERTS

         As of the date hereof, the partners and associates of each of Blake, Cassels & Graydon LLP, considered as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding CNGT Units. As of the date hereof, the principals of GLJ, considered as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding CNGT Units.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

         Except as disclosed in this Information Circular, none of the directors or officers of CNG Co, nor any other insider of CNGT, nor any associate or affiliate of any one of them, has or has had, at any time since August 22, 2003, the inception of CNGT, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect CNGT and its subsidiaries.

                  INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

         None of the directors or senior officers of CNG Co, nor any associate or affiliate of any one of them, is or has been indebted, directly or indirectly, to CNGT or its subsidiaries at any time since August 22, 2003, the inception of CNGT.

                               OTHER LEGAL MATTERS

RESALE OF VIKING SECURITIES

         The Viking Units to be issued to CNGT Unitholders pursuant to the Merger will be issued in reliance on exemptions from prospectus and registration requirements of applicable securities laws of the various applicable provinces and territories in Canada (other than in certain provinces as described below). Applications have been made to the securities commission or similarly regulatory authority in each of Alberta, Manitoba, Ontario, Newfoundland and Labrador and Nova Scotia for exemptive relief that would provide that the Viking Units to be issued to CNGT Unitholders subject to the securities laws of such provinces pursuant to the Merger will be exempt from the prospectus and registration requirements of applicable securities laws of such provinces. Such exemptions or exemptive relief, as applicable, will provide that the Viking Units to be issued to CNGT Unitholders pursuant to the Merger will generally be "freely tradeable" (and not subject to any "restricted period" or "hold period") if the following conditions are met: (i) the trade is not a control distribution (as defined in applicable securities legislation); (ii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling securityholder is an insider or an officer of the issuer, the selling securityholder has no reasonable grounds to believe that the issuer is in default of securities legislation.

         Notice of the Merger and of the issuance of the Viking Units pursuant thereto will be submitted to the Autorite des marches financiers (the "Autorite") on behalf of Viking which, if accepted by, or if no objection is received within 15 days from, the Autorite, will result in the Viking Units received by CNGT Unitholders resident in the Province of Quebec not being subject to the registration and prospectus requirements of such province to permit such securities to be freely tradeable under the applicable securities laws of such province.

         It is a condition of the Combination Agreement and the completion of the Merger that all approvals, regulatory or otherwise, necessary in respect of the Merger be obtained. See "Details of the Merger -- The Combination Agreement
- Conditions of the Merger".

INFORMATION FOR UNITED STATES HOLDERS

         This Information Circular has been prepared in accordance with Canadian disclosure requirements, which differ from those in the United States. The financial statements and other financial information herein have been prepared in accordance with Canadian generally accepted accounting principles that are subject to Canadian auditing and auditor independent standards and thus may not be comparable to financial statements and other financial information of United States companies. Information concerning oil and gas operations and reserves have been prepared in accordance with Canadian requirements, which differ significantly from those of the SEC.

         The Viking Units to be issued to United States holders of CNGT Units pursuant to the Merger will not be registered under the 1933 Act, and such securities will be freely tradeable in the United States under applicable United States securities laws except for (i) any Viking Units acquired by affiliates of CNGT or Viking and (ii) Viking Units that are issued with respect to CNGT Units that are deemed "restricted securities" under Rule 144 of the 1933 Act, which in each case may be resold in the United States only in accordance with Rule 144 under the 1933 Act. Resales may also be made in Canada in accordance with Regulation S under the 1933 Act.

         CNGT Unitholders who are resident of certain U.S. states and who do not qualify as exempt institutional investors in such U.S. states who would otherwise receive Viking Units in exchange for their CNGT Units shall have such Viking Units issued on their behalf to a selling agent, which shall, as agent for such CNGT Unitholders, sell such Viking Units on their behalf over the facilities of the TSX and have the net proceeds of such sale delivered to such CNGT Unitholders. For additional information and details, see "Notice to United States Securityholders" in this Information Circular.

         Unitholders are urged to consult their legal advisers to determine the extent of all applicable resale provisions.

                                    CONSENTS

CONSENT OF BLAKE, CASSELS & GRAYDON LLP

TO:      The Trustee of Calpine Natural Gas Trust
         The Board of Directors of Calpine Natural Gas Limited
         The securities commission or similar regulatory authority in each of the provinces of Canada

         We hereby consent to the inclusion of and reference to our opinion contained under "Canadian Federal Income Tax Considerations" in the Proxy Statement and Information Circular of Calpine Natural Gas Trust dated December 20, 2004 with respect to the proposed merger of Viking Energy Royalty Trust and Calpine Natural Gas Trust.

Calgary, Alberta                           (Signed) BLAKE, CASSELS & GRAYDON LLP
December 20, 2004                                   Blake, Cassels & Graydon LLP

CONSENT OF GILBERT LAUSTSEN JUNG ASSOCIATES LTD.

TO:      The Trustee of Calpine Natural Gas Trust
         The Board of Directors of Calpine Natural Gas Limited
         The securities commission or similar regulatory authority in each of the provinces of Canada

         We hereby consent to the inclusion of and reference to our reports in the Proxy Statement and Information Circular of Calpine Natural Gas Trust dated December 20, 2004 with respect to the proposed merger of Viking Energy Royalty Trust and Calpine Natural Gas Trust.

                                     With respect to Calpine Natural Gas Trust

Calgary, Alberta            (Signed) Myron Hladyshevsky, P.Eng.
December 20, 2004                    Gilbert Laustsen Jung Associates Ltd.

                                     With respect to Viking Energy Royalty Trust


Calgary, Alberta            (Signed) Wayne Chow, P.Eng.
December 20, 2004                    Gilbert Laustsen Jung Associates Ltd.

CONSENT OF SCOTIA CAPITAL INC.

TO:      The Trustee of Calpine Natural Gas Trust
         The Board of Directors of Calpine Natural Gas Limited
         The securities commission or similar regulatory authority in each of the provinces of Canada

Dear Sirs:

         We refer to the Proxy Statement and Information Circular of Calpine Natural Gas Trust (the "Circular") dated December 20, 2004 with respect to the proposed merger of Viking Energy Royalty Trust and Calpine Natural Gas Trust.

         We consent to the inclusion in, and the references contained in, the Circular of our fairness opinion dated November 23, 2004 to the Board of Directors of Calpine Natural Gas Limited with respect to the proposed merger of Viking Energy Royalty Trust and Calpine Natural Gas Trust.

Calgary, Alberta                            (Signed) SCOTIA CAPITAL INC.
December 20, 2004                                    Scotia Capital Inc.

CONSENT OF DELOITTE & TOUCHE LLP

         We have read the Proxy Statement and Information Circular of Calpine Natural Gas Trust (the "Circular") dated December 20, 2004 with respect to the proposed transaction between Viking Energy Royalty Trust ("Viking") and Calpine Natural Gas Trust ("CNGT"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

         We consent to the incorporation by reference in the above-mentioned Circular of our report to the Directors of Calpine Natural Gas Limited, as general partner of Calpine Natural Gas, L.P., on the Statements of Revenue and Operating Expenses of the Initial Properties for each of the years in the three year period ended December 31, 2002. Our report is dated August 25, 2003.

         We also consent to the incorporation by reference in the above-mentioned Circular of our report to the unitholders of Viking on the consolidated balance sheets of Viking as at December 31, 2003 and 2002 and the consolidated statements of (loss) income and accumulated (deficit) earnings and cash flows of Viking for the years ended December 31, 2003 and 2002. Our report is dated February 27, 2004.

Calgary, Alberta                            (Signed) DELOITTE & TOUCHE LLP
December 20, 2004                                    Chartered Accountants

CONSENT OF PRICEWATERHOUSECOOPERS LLP

         We have read the Proxy Statement and Information Circular of Calpine Natural Gas Trust (the "Circular") dated December 20, 2004 with respect to the proposed transaction between Viking Energy Royalty Trust ("Viking") and Calpine Natural Gas Trust ("CNGT"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

         We consent to the use in the Circular of our report dated February 6, 2004 (except for Note 14 which is dated February 25, 2004) to the unitholders of Calpine Natural Gas Trust ("CNGT") on the following financial statements:

         o        Consolidated balance sheet of CNGT as at December 31, 2003;
                  and

         o Consolidated statements of earnings and unitholders' equity and cash flows of CNGT for the period from October 15, 2003 to December 31, 2003.

         We consent to the use in the Circular of our report dated March 19, 2004 to the directors of Calpine Natural Gas Limited on the statements of revenue and operating expenses for the properties acquired by Calpine Natural Gas, L.P. under the agreement dated January 19, 2004 which closed on February 18, 2004.

Calgary, Alberta                            (Signed) PRICEWATERHOUSECOOPERS LLP
December 20, 2004                                    Chartered Accountants

CONSENT OF KPMG LLP

         We have read the Proxy Statement and Information Circular of Calpine Natural Gas Trust (the "Circular") dated December 20, 2004 with respect to the proposed transaction between Viking Energy Royalty Trust ("Viking") and Calpine Natural Gas Trust ("CNGT"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

         We consent to the incorporation by reference in the Circular of our report dated February 25, 2003 to the shareholders of KeyWest Energy Corporation ("KeyWest") on the following financial statements:

         o Consolidated balance sheets of KeyWest as at December 31, 2002 and 2001; and

         o Consolidated statements of operations and retained earnings and cash flows of KeyWest for the years ended December 31, 2002 and 2001.

         We consent to the incorporation by reference in the Circular of our report dated March 6, 2002 (except as to note 11, which is as of December 20, 2002) to the shareholders of KeyWest on the following financial statements:

         o Consolidated balance sheets of KeyWest as at December 31, 2001 and 2000; and

         o Consolidated statements of operations and retained earnings (deficit) and cash flows of KeyWest for each of the years in the three year period ended December 31, 2001 and 2000.


Calgary, Alberta                            (Signed) KPMG LLP
December 20, 2004                                    Chartered Accountants

                                  OTHER MATTERS

         As of the date of this Information Circular, neither the CNGT Board of Directors nor management of CNG Co knows of any amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Special Meeting. If any other matter properly comes before the Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

                         QUESTIONS AND OTHER ASSISTANCE

         If you have any questions about the information contained in this Information Circular or require assistance in completing your form of proxy or voting instruction form or, for registered CNGT Unitholders, your letter of transmittal, please contact Georgeson Shareholder, CNGT's proxy solicitation agent, at:

                            66 Wellington Street West
                              TD Tower - Suite 5210
                             Toronto Dominion Centre
                                                   P.O. Box 240
                        Toronto, Ontario, Canada M5K 1J3
                     Toll Free Number in Canada and U.S.A.:
                                 1-877-288-5705

                           APPROVAL AND CERTIFICATION

         The contents and sending of this Information Circular have been approved by the CNGT Board of Directors, for and on behalf of CNGT.

         The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

         DATED at Calgary, Alberta this 20th day of December, 2004.

                            CALPINE NATURAL GAS TRUST
                By its Administrator, Calpine Natural Gas Limited

                                                            "GARY BEAGLE"
              "GARY S. GUIDRY"                               Gary Beagle
               Gary S. Guidry                        Vice President, Finance and
    President and Chief Executive Officer              Chief Financial Officer

                                  APPENDIX "A"

                    TEXT OF SPECIAL RESOLUTION OF UNITHOLDERS
                          OF CALPINE NATURAL GAS TRUST

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Merger of Viking and CNGT as described in the Information Circular which accompanies the Notice of Special Meeting dated December 20, 2004 (the "Information Circular"), and upon the terms and conditions set out in the Combination Agreement, be and is hereby authorized and approved and, in order to give effect thereto, the following events are hereby authorized and shall occur and be deemed to occur in the sequence set out below without further act or formality:

         (a) the CNGT Trust Indenture and other constating documents of the CNGT Parties shall be amended to the extent necessary to permit the completion of the transactions contemplated in the Combination Agreement, including, without limitation, to redeem any or all outstanding CNGT Units (other than the CNGT Remaining Unit) in exchange for consideration consisting of Viking Units, without further notice to, agreement of, or act by, any holder of CNGT Units;

         (b) all of the CNGT Assets shall be transferred to Viking in exchange for the assumption by Viking of all of the Assumed Liabilities and for the issuance by Viking of the Viking Payment Units to CNGT, with the number of such Viking Payment Units to be based upon the Exchange Ratio multiplied by the number of CNGT Units issued and outstanding as of the Closing Date, all as described in the Information Circular;

         (c) Viking shall subscribe for the CNGT Remaining Unit upon payment of $10.00 and CNGT shall issue to Viking the CNGT Remaining Unit; and

         (d) the CNGT Units (other than the CNGT Remaining Unit) shall be redeemed and, upon the redemption of the CNGT Units (other than the CNGT Remaining Unit), the Viking Units which are issuable as contemplated by paragraph (b) above shall be distributed to CNGT Unitholders (other than Viking) on a proportionate basis in accordance with the Exchange Ratio, all as described in the Information Circular;

2. the directors of CNG Co and any officer of CNG Co be and are hereby authorized and directed to execute on behalf of CNGT, CNG Co or any other CNGT Party and to deliver and to cause and be delivered, all such documents, agreements and instruments and to do or cause to be done all such other acts and things as they shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing;

3. the CNGT Board of Directors is authorized to revoke this resolution for any reason whatsoever in its sole and absolute discretion, without further approval of the CNGT Unitholders at any time prior to the completion of the Merger; and

4. all capitalized terms not otherwise defined in this CNGT Special Resolution have the meanings ascribed thereto in the Information Circular.

                                  APPENDIX "B"

               INFORMATION RELATING TO VIKING ENERGY ROYALTY TRUST

GENERAL

         Information with respect to Viking and its business, operations and affairs are included in the following (which are incorporated by reference into and form an integral part of this Information Circular):

1.       the Viking AIF;

2. Viking's Proxy Statement and Information Circular dated April 29, 2004 in connection with the annual and special meeting of unitholders of Viking held on June 9, 2004 (excluding those portions which appear under the headings "Compositions of the Compensation Committee", Report on Executive Compensation" and "Report on Corporate Governance");

3. Viking's "Management's Discussion and Analysis" of financial results and financial condition for the year ended December 31, 2003;

4. Viking's comparative audited consolidated financial statements as at and for the year ended December 31, 2003 and the auditors' reports thereon;

5. Viking's "Management's Discussion and Analysis" of financial results and financial condition for the three and nine months ended September 30, 2004;

6. Viking's comparative unaudited consolidated financial statements as at and for the three and nine months ended September 30, 2004;

7. Viking's material change report dated March 4, 2004 relating to the announcement of the preliminary results of Viking's independent reserves evaluation effective January 1, 2004; and

8. Viking's material change report dated December 3, 2004 relating to the Merger.

         Copies of the documents incorporated by reference in this Information Circular are available through the internet on Viking's issuer profile at www.sedar.com or may be obtained on request and without charge from the Assistant Corporate Secretary of Viking at Suite 400 Calgary Place, 330 - 5th Avenue S.W., Calgary, Alberta, T2P 0L4, Telephone: (403) 268-3175.

         Any document of the type referred to in the preceding paragraph, including any interim financial statements or material change reports (excluding confidential reports), which Viking files with a securities commission or other similar authority in Canada after the date of this Information Circular and prior to the termination of this distribution will be deemed to be incorporated by reference into this Information Circular.

         ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE IN THIS INFORMATION CIRCULAR SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS INFORMATION CIRCULAR TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS INFORMATION CIRCULAR OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE IN THIS INFORMATION CIRCULAR MODIFIES OR SUPERSEDES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT DOES NOT HAVE TO STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT IS NOT TO BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT IS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS INFORMATION CIRCULAR.

RECENT DEVELOPMENTS

CHANGES TO VIKING MANAGEMENT

         On April 1, 2004, John Zahary was appointed President and Chief Executive Officer. Mr. Zahary has extensive senior management experience in the oil and gas industry, most recently as President of Petrovera Resources, an oil and gas producer with daily production in excess of 42,000 barrels of oil equivalent. On June 9, 2004, Mr. Zahary was also elected to serve as a director of Viking.

         On June 2, 2004, Robert Fotheringham was appointed Vice President, Finance and Chief Financial Officer. Mr. Fotheringham has more than 20 years of experience in the energy industry, most recently as the Chief Financial Officer with Inter Pipeline Fund and, prior to that, with True North Energy Corporation, Canadian Oil Sands Investments Inc. and Superior Propane Inc.

         On June 21, 2004, Rob Morgan was appointed Vice President, Operations and Corporate Development. Mr. Morgan is an experienced professional engineer, and most recently was Manager, Planning at Canadian Natural Resources Limited and, prior to that, Vice President, Corporate Development of Petrovera Resources.

EXTENSION OF CREDIT FACILITIES

         At the end of 2003, Viking had $200 million of credit facilities comprised of a $185 million syndicated revolving demand credit facility (the "Revolving Credit Facility") and a $15 million demand operating credit facility. Repayments of principal on the Revolving Credit Facility are not required provided borrowings are not in excess of the borrowing base limit. The Revolving Credit Facility bears interest at the bank's prime rate plus a fluctuating margin on outstanding borrowings and standby fees of 20 basis points on undrawn amounts. The Revolving Credit Facility is secured by a security interest and a floating charge over Viking's present and future oil and gas properties as well as the assets of its subsidiaries. Viking may extend the maturity of the Revolving Credit Facility on an annual basis by one year with the agreement of the banks, and if it is not extended, it converts to a two year term loan with principal repayments equal to one twelfth of the then outstanding balance due in the first five months following conversion with the balance due at the end of the two year period. The Revolving Credit Facility's borrowing base limit is determined annually based on an independent engineering evaluation of Viking's proved reserves and semi-annually based on an internal update.

         Prior to June 17, 2004, Viking was required to request that the maturity date of the Revolving Credit Facility be extended for one year with a revised borrowing base limit or alternatively that the Revolving Credit Facility be converted to a two year term loan. With the changes to Viking's senior management team, Viking requested a one month extension to July 17, 2004 which the banks agreed to on the condition that the borrowing base limit be temporarily reduced to $155 million during this interim period. On July 9, 2004, Viking requested that the maturity date be extended to June 16, 2005 with the borrowing base limit increased to $170 million and on July 17, 2004, the banks agreed to this request. On October 27, 2004, after providing the banks with its internal reserves update, Viking requested and the banks subsequently agreed that the $170 million borrowing base limit be retained until its next annual review on June 16, 2005.

ADOPTION OF ENHANCED DISTRIBUTION REINVESTMENT AND OPTIONAL TRUST UNIT PURCHASE PLAN

         On June 9, 2004, Viking announced that it had adopted a Premium Distribution(TM), Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "DRIP PLAN"), and on July 9, 2004 received regulatory approvals for the DRIP Plan. The DRIP Plan enables eligible Viking Unitholders to direct that their monthly cash distributions be reinvested in additional Viking Units at 95% of the average market price, as defined in the DRIP Plan, on the applicable distribution date. The DRIP Plan also allows eligible Viking Unitholders to elect, under the Premium Distribution(TM) component of the DRIP Plan, to have these additional Viking Units delivered to a designated broker in exchange for a cash payment equal to 102% of the cash distribution that such Unitholder would have otherwise been entitled to receive on the applicable distribution date, subject to a proration in certain events under the DRIP Plan. Only Viking Unitholders resident in Canada are eligible to participate in the DRIP Plan.

         In addition, the DRIP Plan allows those Viking Unitholders who participate in either the distribution reinvestment component or the Premium Distribution(TM) component of the DRIP Plan to purchase additional Viking Units from treasury for cash at a purchase price equal to the average market price (with no discount) in minimum amounts of $500 per remittance up to $100,000 aggregate amount of remittances by a Unitholder in any calendar month, all subject to an overall annual limit of 2% of the outstanding number of Viking Units.

         Amounts raised pursuant to the DRIP Plan will be used by Viking to fund a portion of its annual capital expenditures and for general corporate purposes.

APPROVAL OF THE 2003 UNIT AWARD INCENTIVE PLAN

         At Viking's annual and special meeting held on June 9, 2004, Viking Unitholders approved the adoption of the 2003 Unit Award Incentive Plan (the "INCENTIVE PLAN") which authorizes the compensation committee of VHI's board of directors to grant Restricted and Performance Unit Awards to certain service providers of Viking. As of the date hereof, there have been 68,000 Restricted Awards and 68,000 Performance Awards granted under the Incentive Plan. For additional information regarding the Incentive Plan, see "Special Meeting Matters - Approval of the 2003 Unit Award Incentive Plan" at pages 6 through 9, inclusive, of Viking's Proxy Statement and Information Circular dated April 29, 2004 incorporated by reference herein.

APPROVAL OF AMENDMENTS TO THE INTERNAL DOCUMENTS OF VIKING AND ITS SUBSIDIARIES

         At Viking's annual and special meeting held on June 9, 2004, Viking Unitholders approved changes to the internal documents of Viking and its subsidiaries to remove and delete any restrictions or limitations relating to
(a) any exploration operations; (b) any acquisitions; (c) the sale, assignment, transfer, conveyance, mortgage, pledge, charge or other disposition or encumbrance of the assets of Viking or its subsidiaries, unless such sale, lease or disposal is of all or substantially all of the assets of Viking; (d) any capital expenditures, including the prohibition, subject to certain exceptions, that the annual capital expenditures must not exceed 10% of the annual net cash flow to which Viking is entitled from its assets; (e) the borrowing of funds; and (f) the granting of security. These changes were made to improve the competitiveness of Viking relative to its industry peers. For additional information regarding the amendments, see "Special Meeting Matters - Amendments to the Internal Documents of the Trust and its Subsidiaries" at pages 9 through 11, inclusive, of Viking's Proxy Statement and Information Circular dated April 29, 2004 incorporated by reference herein.

UNITHOLDER LIMITED LIABILITY LEGISLATION AND DRAFT LEGISLATION RESPECTING MUTUAL FUND TRUSTS

         On July 1, 2004, the INCOME TRUSTS LIABILITY ACT (Alberta) came into force. The Act creates a statutory limitation on the liability of unitholders of Alberta income trusts such as Viking. The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation comes into effect. Additionally, on December 16, 2004, the TRUST BENEFICIARIES' LIABILITY ACT (Ontario) was adopted. As in Alberta, the Ontario legislation provides that the beneficiaries of a trust are not, as beneficiaries, liable for any act, default, obligation or liability of the trust or any of its trustees that arises after the legislation comes into force. For additional information, concerning unitholder limited liability, see "Competitive Conditions and Risk Factors - Unitholder Limited Liability" at page 35 of the Viking AIF incorporated by reference herein.

         On December 6, 2004, the Minister of Finance (Canada) released draft legislation that contains provisions which may result in increased withholding tax on Viking's cash distributions paid to non-residents of Canada, and the Minister of Finance (Canada) indicated that additional proposals that may limit the level of non-resident ownership of mutual fund trusts such as Viking would be subject to further review. See "Canadian Federal Tax Considerations" and "Risk Factors - Changes of Legislation and Tax Treatment" in the Information Circular.

JULY 2004 OFFERING

         On July 9, 2004, Viking completed an offering of 9,600,000 Viking Units for aggregate gross proceeds of $54,720,000. The net proceeds of this offering of $51,734,000 were be used to repay a portion of the outstanding indebtedness under Viking's existing credit facilities in order to increase unused credit lines available to Viking to fund ongoing capital expenditures and future acquisitions and for general corporate purposes.

PROPOSED ACQUISITION OF KENSINGTON ENERGY LTD.

         On December 20, 2004, Viking announced that it had entered into a pre-acquisition agreement (the "AGREEMENT") among Viking, Viking Holdings Trust ("VHT"), 1143308 Alberta Ltd. ("ACQUISITIONCO") (a wholly-owned subsidiary of
VHT) and Kensington Energy Ltd. ("KENSINGTON"), pursuant to which AcquisitionCo has agreed to make an offer to acquire all of the outstanding Class A common shares of Kensington for aggregate cash consideration of $34 million. Upon completion of the acquisition of Kensington, Viking will also assume Kensington's bank debt and working capital deficiency currently estimated to be approximately $12 million. Viking plans to fund this acquisition from its undrawn credit facilities.

         Viking anticipates mailing the offer to the Kensington shareholders in late December 2004 or early January 2005 and expects to complete the transaction in early 2005.

         The Agreement has the unanimous support of the board of directors of both Kensington and Viking and includes lock-up agreements from all of Kensington's officers and directors which amounts to approximately 10% of the outstanding Class A common shares of Kensington. The Agreement contains a break fee of $1.5 million which is payable under certain circumstances if the transaction is not completed. Under the terms of the Agreement, Viking's obligation to take-up and pay for the shares is subject to a number of conditions including the deposit of at least 90% of Kensington's outstanding Class A common shares. The Agreement also requires that Kensington cease all solicitations, discussions and negotiations with any other parties with respect to any take-over proposals and provides Viking with the right to match should a superior take-over proposal be received by Kensington.

         Kensington's assets include a significant presence in the Markerville area as well as natural gas production in southern Alberta and oil production in central Alberta that are complementary to Viking. In addition, the Kensington undeveloped lands will provide Viking with attractive growth opportunities in northwestern Alberta that are adjacent and complementary to Viking's existing holdings.

         For the three months ended September 30, 2004, Kensington reported average daily production of 1,450 BOE/d comprised of 6,635 mcf/d of natural gas and 344 bbls/d of oil and natural gas liquids. An independent engineering report dated October 1, 2004 estimates Kensington's proved reserves at 2.3 million BOE comprised of 10.1 bcf of natural gas and 586,000 barrels of oil and natural gas liquids with total proved plus probable reserves of 2.8 million BOE comprised of
12.2 bcf of natural gas and 765,000 barrels of oil and natural gas liquids. These reserve estimates have been prepared utilizing definitions as set out under National Instrument 51-101. Kensington also has 60,000 net acres of undeveloped land independently valued at $5 million, a substantial seismic database and income tax pools totalling approximately $35 million.

DISTRIBUTIONS

         The following cash distributions per Viking Unit have been made to Viking Unitholders during the periods indicated below:

                                2000       2001       2002       2003       2004
                            --------   --------   --------   --------   --------

First Quarter ........         $0.40      $0.55      $0.28      $0.32      $0.24
Second Quarter .......          0.38       0.60       0.28       0.36       0.24
Third Quarter ........          0.40       0.52       0.30       0.34       0.24
Fourth Quarter .......          0.52       0.35       0.30       0.28       0.24
                            --------   --------   --------   --------   --------
Total Annual .........         $1.70      $2.02      $1.16      $1.30      $0.96
                            ========   ========   ========   ========   ========
NOTE:
(1) Based on current commodity prices, Viking expects to maintain the $0.08 distribution per Viking Unit for both the January and February distribution periods, which distributions reflect Viking's current expectation with regard to its near term performance and are subject to change based on actual market conditions.

         Cash distributions by Viking are payable on the 15th day of each month to Viking Unitholders of record on or about the 20th day of the preceding month. FORMER CNGT UNITHOLDERS WHO ARE VIKING UNITHOLDERS OF RECORD ON FEBRUARY 20, 2005 (AND ANY SUBSEQUENT RECORD DATE FOR DISTRIBUTIONS TO VIKING UNITHOLDERS) WILL BE ENTITLED TO RECEIVE DISTRIBUTIONS FROM VIKING FOLLOWING COMPLETION OF THE MERGER WITHOUT ANY FURTHER ACTION REQUIRED ON THEIR PART.

TRUST UNIT PRICE RANGE AND TRADING VOLUMES

         The Viking Units are listed on the TSX. The following table shows the high, low and closing prices and volume of trading of the Viking Units on the TSX, as reported by such exchange, for the periods indicated.

                                  HIGH       LOW     CLOSE    TRADING VOLUME
                               -------  --------  --------    --------------
2002

First Quarter ............       $7.68     $6.43     $7.58        11,023,300
Second Quarter ...........        8.00      6.75      7.66         8,584,155
Third Quarter ............        7.90      6.00      7.68         6,062,753
Fourth Quarter ...........        7.57      6.45      7.07        10,041,465

2003

First Quarter ............        7.24      6.25      6.63        22,724,836
Second Quarter ...........        7.05      6.27      6.49        28,866,992
Third Quarter ............        7.20      6.29      6.32        33,588,996
Fourth Quarter ...........        6.57      5.12      5.65        35,396,019

2004

First Quarter ............        5.99      5.12      5.73        23,868,902
Second Quarter ...........        6.10      5.64      5.67        16,062,866
July .....................        5.92      5.63      5.89         8,297,775
August ...................        6.10      5.87      5.99         8,806,221
September ................        6.65      5.96      6.64         9,557,762
October ..................        7.45      6.63      6.90        21,760,794
November .................        7.11      6.35      6.81        13,382,968
December 1 to 17 .........        6.88      6.26      6.83         8,596,235

         On November 23, 2004, the last trading day prior t o the announcement of the Merger, the closing price of the Viking Units on the TSX was $7.00. On December 17, 2004, the closing price of the Viking Units on the TSX was $6.83.

CONSOLIDATED CAPITALIZATION OF VIKING

         The following table sets forth the consolidated capitalization of Viking as at December 31, 2003, September 30, 2004 and on a pro forma basis as at September 30 after giving effect to the proposed Merger. The table should be read in conjunction with the financial statements and pro forma combined financial statements of Viking contained or incorporated by reference into this Information Circular.

                                                                                           AS AT SEPTEMBER 30, 2004
    DESCRIPTION AND AMOUNT                                                                AFTER GIVING EFFECT TO THE
          AUTHORIZED            AS AT DECEMBER 31, 2003(1)    AS AT SEPTEMBER 30, 2004          PROPOSED MERGER
    ----------------------      --------------------------    ------------------------    --------------------------
Credit Facilities (2)                  $119,436,000                  $43,841,000                 $115,841,000

10.5% Convertible
Unsecured Subordinated                  $73,625,000                  $73,740,000                  $73,740,000
Debentures (1)(3)                        $804,000                     $804,000                     $804,000
   Debt Component
   Conversion Feature
Viking Units(1)(3)(4)(5)(6)(7)         $704,013,000                 $770,401,000                $1,143,914,000
   Unlimited                      96,858,885 Viking Units     109,113,927 Viking Units     163,246,247 Viking Units

NOTES:
(1) Effective January 1, 2004, Viking changed its accounting policies relating to its 10.5% Convertible Unsecured Subordinated Debentures (the "VIKING DEBENTURES") to retroactively adopt the revised accounting recommendations of the Canadian Institute of Chartered Accountants. This revised accounting standard requires that financial instruments that may be settled at the issuer's option in cash or its own securities be classified as a liability with the related interest charges expensed as incurred and the issue costs amortized over the term of the instrument. In addition, a portion of the consideration received is classified as an equity component relating to the conversion feature of the financial instrument. This revised standard applies to the Viking Debentures. The retroactive adoption this accounting standard results in Viking's Unitholders' Capital being reduced by $71.6 million in respect of the Viking Debentures compared to the amounts reported in Viking's audited consolidated balance sheet as at December 31, 2003.
 (2) As of December 31, 2003, Viking had $200 million of credit facilities comprised of a $185 million syndicated revolving demand credit facility (the "REVOLVING CREDIT FACILITY") and a $15 million demand operating credit facility. Repayments of principal on the Revolving Credit Facility are not required provided borrowings are not in excess of the borrowing base limit. The Revolving Credit Facility bears interest at the bank's prime rate plus a fluctuating margin on outstanding borrowings and standby fees of 20 basis points on undrawn amounts. The Revolving Credit Facility is secured by a security interest and a floating charge over Viking's present and future oil and gas properties as well as the assets of its subsidiaries. Viking may extend the maturity of the Revolving Credit Facility on an annual basis by one year with the agreement of the banks, and if it is not extended, it converts to a two year term loan with principal repayments equal to one twelfth of the then outstanding balance due in the first five months following conversion with the balance due at the end of the two year period. The Revolving Credit Facility's borrowing base limit is determined annually based on an independent engineering evaluation of Viking's proved reserves and semi-annually based on an internal update. Prior to June 17, 2004, Viking was required to request that the maturity date of the Revolving Credit Facility be extended for one year with a revised borrowing base limit or alternatively that the Revolving Credit Facility be converted to a two year term loan. With the changes to Viking's senior management team, Viking requested a one month extension to July 17, 2004 which the banks agreed to on the condition that the borrowing base limit be temporarily reduced to $155 million during this interim period. On July 9, 2004, Viking requested that the maturity date be extended to June 16, 2005 with the borrowing base limit increased to $170 million and on July 17, 2004, the banks agreed to this request. On October 27, 2004, after providing the banks with its internal reserves update, Viking requested and the banks subsequently agreed that the $170 million borrowing base limit be retained until its next annual review on June 16, 2005.
(3) On January 15, 2003, Viking issued $75 million of Viking Debentures for net proceeds of $71.6 million. The Viking Debentures had an initial maturity date of April 30, 2003 which was extended to January 31, 2008 upon the completion of the plan of arrangement to acquire KeyWest Energy Corporation. The Viking Debentures bear interest at a rate of 10.5% per annum, paid semi-annually on January 31 and July 31 of each year and are subordinated to substantially all other liabilities of Viking, including its credit facilities. The Viking Debentures are convertible at the option of the holder into Viking Units at any time prior to the earlier of the maturity date or the date on which the Viking Debentures are redeemed by Viking at a conversion price of $7.25 per Viking Unit. The Viking Debentures are not redeemable by Viking on or before January 31, 2006 but may be redeemed in whole or in part at the option of Viking at a price of $1,050 per Viking Debenture after January 31, 2006 and prior to February 1, 2007 and at a price of $1,025 per Viking Debenture thereafter until their maturity. Redemptions and conversions entitle the holder to accrued and unpaid interest to and including the effective date. At the option of Viking, the repayment of the principal amount of the Viking Debentures may be settled in Viking Units. The number of Viking Units to be issued upon redemption by Viking will be calculated by dividing the principal amount by 95% of the weighted average trading price. The interest payable may also be settled with the issuance and sale of sufficient Viking Units to satisfy the interest obligation. At September 30, 2004, there were $74.3 million of principal amount of Viking Debentures outstanding with a potential to convert into 10,248,000 Viking Units.
(4) Viking has a Trust Unit Option Plan, as amended on May 23, 2002, for directors, officers and employees. This plan allows for the exercise price of the options to be reduced by distributions made in excess of over 8% of the average closing price of the Viking Units for the first 10 trading days in January of each year. The options granted vest as to 20% upon granting and 20% each year thereafter and have a ten year term prior to expiring. At September 30, 2004, Viking had reserved 5,400,000 Viking Units for issuance under this plan and had 2,398,250 options outstanding.
     (5) On June 9, 2004, Viking's Unitholders approved the adoption of the Unit Award Incentive Plan which authorizes Viking to grant Restricted and Performance Unit Awards to employees, officers, directors, and other service providers. Restricted Awards entitle holders to receive 50% of Viking Units awarded on the first anniversary of the grant and 50% on the second anniversary with the number of Viking Units adjusted for the value of the distributions from the time of the granting until the Viking Units are issued. Performance Awards entitle holders to all of the Viking Units on the second anniversary of the grant with the number of Viking Units adjusted in a similar manner as the Restricted Units plus a further upward or downward adjustment to reflect the percentile ranking of Viking's Total Unitholder Return, as defined therein, relative to the Total Unitholder Returns of comparable public oil and gas trusts. At September 30, 2004, Viking had reserved 3,860,000 Viking Units for issuance under its Unit Awards Incentive Plan and had granted 57,000 Restricted Awards and 57,000 Performance Awards. (6) On June 9, 2004, the Viking Unitholders approved the adoption of a Premium Distribution, Distribution Reinvestment and Optional Trust Unit Purchase Plan and on July 9, 2004 received the required regulatory approval. This allows eligible Viking Unitholders to direct that their monthly cash distributions be reinvested in additional Viking Units at 95% of their average market price, as defined therein. (7) Subsequent to September 30, 2004, Viking: (i) issued 2,720 Viking Units pursuant to its Optional Trust Unit Purchase Plan; (ii) issued 1,752,447 Viking Units pursuant to its Premium Distribution and Distribution Reinvestment Plan;
     (iii) issued 214,900 Viking Units at an average price of $5.90 per unit upon the exercise of options pursuant to its Trust Unit Option Plan; and
     (iv) granted and additional 11,000 Restricted Units and 11,000 Performance Units pursuant to its Unit Awards Incentive Plan.

                                  APPENDIX "C"

                INFORMATION RELATING TO CALPINE NATURAL GAS TRUST

GENERAL

         Information with respect to CNGT and its business, operations and affairs are included in the following (which are incorporated by reference and form an integral part of this Information Circular):

1.       the CNGT AIF;

2. CNGT's Management's Discussion and Analysis for the period ended December 31, 2003;

3. CNGT's audited consolidated financial statements as at and for the period ended December 31, 2003 and the auditors' report thereon;

4. CNGT's Management's Discussion and Analysis for the three and nine months ended September 30, 2004;

5. CNGT's unaudited consolidated financial statements as at and for the three and nine months ended September 30, 2004;

6. the audited statements of revenue and operating expenses for the years ended December 31, 2002, 2001 and 2000, for certain natural gas and petroleum properties and related assets acquired by CNGT from Calpine Corporation on October 15, 2003, together with the auditors' report thereon, as contained on pages F-11 to F-13 of CNGT's prospectus dated October 3, 2003; and

7. CNGT's information circular and proxy statement dated March 23, 2004 for the annual general meeting of CNGT Unitholders held on May 7, 2004.

         Copies of the documents incorporated by reference in this Information Circular are available through the internet on CNGT's issuer profile at www.sedar.com or may be obtained on request and without charge from the Corporate Secretary of CNG Co at Suite 2900, 240 - 4th Avenue S.W., Calgary, Alberta, T2P 4H4, Telephone: (403) 750-3300.

         Any document of the type referred to in the preceding paragraph, including any interim financial statements or material change reports (excluding confidential reports), which CNGT files with a securities commission or other similar authority in Canada after the date of this Information Circular and prior to the termination of this distribution will be deemed to be incorporated by reference into this Information Circular.

         ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE IN THIS INFORMATION CIRCULAR SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS INFORMATION CIRCULAR TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS INFORMATION CIRCULAR OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE IN THIS INFORMATION CIRCULAR MODIFIES OR SUPERSEDES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT DOES NOT HAVE TO STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT IS NOT TO BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT IS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS INFORMATION CIRCULAR.

DISTRIBUTIONS

         Cash distributions are paid by CNGT to CNGT Unitholders of record on the last day of each month on the 15th day of the following month. The following cash distributions per CNGT Unit have been made or declared to CNGT Unitholders since the completion of its initial public offering on October 15, 2003:

                                                                             DISTRIBUTION PER
        RECORD DATE            PAYMENT DATE          TOTAL DISTRIBUTION         TRUST UNIT
    -----------------        -----------------       ------------------      ----------------
    November 30, 2003        December 15, 2003            $6,089,886(1)           $0.225(1)
    December 31, 2003        January 15, 2004             $4,059,924              $0.15
    January 30, 2004         February 17, 2004            $4,059,924              $0.15
    February 29, 2004        March 15, 2004               $4,059,924              $0.15
    March 31, 2004           April 19, 2004               $4,059,924              $0.15
    April 30, 2004           May 15, 2004                 $4,059,924              $0.15
    May 31, 2004             June 15, 2004                $4,059,924              $0.15
    June 30, 2004            July 15, 2004                $4,059,924              $0.15
    July 31, 2004            August 15, 2004              $4,059,924              $0.15
    August 31, 2004          September 15, 2004           $4,059,924              $0.15
    September 30, 2004       October 15, 2004             $4,059,924              $0.15
    October 31, 2004         November 15, 2004            $4,059,924              $0.15
    November 30, 2004        December 15, 2004            $4,059,924              $0.15
    December 31, 2004        January 15, 2005             $4,059,924              $0.15

NOTE:
(1) Represents the 45 day period from October 15, 2003 to November 30, 2003.

         THE HISTORICAL DISTRIBUTION PAYMENTS DESCRIBED ABOVE MAY NOT BE REFLECTIVE OF FUTURE DISTRIBUTION PAYMENTS. The actual amount that is distributed to CNGT Unitholders is determined by CNG Co, taking into account the prevailing circumstances at the relevant time, including both current and anticipated commodity prices, debt repayments and capital expenditure requirements.

TRUST UNIT PRICE RANGE AND TRADING VOLUMES

         The currently outstanding CNGT Units are listed on the TSX under the trading symbol "CXT.UN". The following table shows the high, low and closing prices and volume of trading of the CNGT Units on the TSX, as reported by such exchange, since the listing of the CNGT Units on the TSX on October 15, 2003.

                                       UNIT PRICE RANGE($)
                               -------------------------------
                                 HIGH        LOW         CLOSE   TRADING VOLUME
                               ------     ------        ------   --------------
2003

October 15 to 31...........    $11.00     $10.50        $10.65     7,681,400
November...................     11.00      10.66         10.90     2,401,400
December...................     12.35      10.85         12.20     2,615,100

2004

January....................     12.80      11.56         11.99     1,764,229
February...................     12.40      11.02         12.13     1,652,507
March......................     12.68      11.90         12.35     1,094,080
April......................     12.54      11.75         11.90     1,014,967
May........................     12.15      11.05         11.65     1,202,235
June.......................     11.85      10.15         11.10     2,853,714
July.......................     12.00      11.05         11.88     1,194,534
August.....................     12.02      11.71         11.85     2,278,031
September..................     12.95      11.85         12.80     1,673,147
October....................     15.15      12.42         13.74     2,363,296
November...................     14.45      12.55         13.35     3,887,451
December 1 to 17...........     13.65      12.50         13.54     1,433,791

         On November 23, 2004, the last trading day prior to the announcement of the Merger, the closing price of the CNGT Units on the TSX was $14.30. On December 17, 2004, the closing price of the CNGT Units on the TSX was $13.54.

CONSOLIDATED CAPITALIZATION OF CNGT

         The following table sets forth the consolidated capitalization of CNGT as at December 31, 2003 and as at September 30, 2004:

                                                           AS AT                   AS AT
                                   AUTHORIZED        DECEMBER 31, 2003       SEPTEMBER 30, 2004
                                   ----------        -----------------       ------------------
Bank debt(1)..................         --              $21,471,000             $62,000,000

Unitholders' capital(2)(3)....      Unlimited          $258,189,000           $258,189,000
                                                        (27,066,160            (27,066,160
                                                        CNGT Units)             CNGT Units)

NOTES:
(1) CNGT (through Calpine Natural Gas Commercial Trust) has been provided with credit facilities from a syndicate of Canadian chartered banks in the aggregate amount of $97.0 million. CNGT has available to it a $87.0 million, 364 day extendible revolving facility and a $10.0 million demand working capital facility. The facilities are governed by a borrowing base. The revolving period for the revolving facility expires May 31, 2005 and may be extended, at the option of the lenders, for further periods of 364 days. If the revolving period is not extended, the revolving credit facility will terminate on the last day of the revolving period and all outstanding amounts must be paid on that date. The interest rate for the revolving facility varies depending on the consolidated debt to cash flow financial ratio of CNGT, and may be based on the lender's prime rate, the U.S. base rate, bankers acceptances or the LIBOR rate, at CNGT's option. The credit facilities are secured by, among other things, a floating charge debenture over all of CNGT's oil and gas assets and certain guarantees and subordination agreements from CNGT and its subsidiaries.
(2) As at September 30, 2004, no options or other rights to acquire CNGT Units were outstanding. (3) As at September 30, 2004, CNGT had accumulated earnings of $8,961,000 and accumulated cash distributions of $46,689,126.

                                  APPENDIX "D"

                     UNAUDITED PRO FORMA COMBINED FINANCIAL
                    STATEMENTS OF VIKING ENERGY ROYALTY TRUST

                               COMPILATION REPORT

To the Directors of Viking Holdings Inc.:

We have read the accompanying unaudited pro forma combined balance sheet of Viking Energy Royalty Trust ("Viking") as at September 30, 2004 and unaudited pro forma combined income statements for the nine month period ended September 30, 2004 and for the year ended December 31, 2003, and have performed the following procedures.

1. Compared the figures in the columns captioned "Viking Energy Royalty Trust" to the unaudited consolidated financial statements of Viking as at September 30, 2004 and for the nine months then ended, and the audited consolidated financial statements of Viking for the year ended December 31, 2003, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Calpine Natural Gas Trust" to the unaudited consolidated financial statements of Calpine Natural Gas Trust as at September 30, 2004 and for the nine months then ended, and the audited consolidated financial statements of Calpine Natural Gas Trust for the period from October 15, 2003 to December 31, 2003, respectively, and found them to be in agreement.

3. Compared the figures in the column captioned "KeyWest Energy Corporation" to the unaudited consolidated financial information of KeyWest Energy Corporation for the period from January 1, 2003 to February 25, 2003 and found them to be in agreement.

4. Made enquiries of certain officials of Viking who have responsibility for financial and accounting matters about:

         (a)      the basis for determination of the pro forma adjustments; and

         (b) whether the pro forma combined financial statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and regulatory authorities in Canada.

         The officials of Viking:

         (a) described to us the basis for determination of the pro forma adjustments,

         (b) stated that the pro forma statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and regulatory authorities in Canada.

5. Read the notes to the pro forma combined financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Viking Energy Royalty Trust", "KeyWest Energy Corporation" and "Calpine Natural Gas Trust" as at September 30, 2004 and for the nine months then ended, and for the year ended December 31, 2003, and found the amounts in the column captioned "Pro Forma Combined" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.


Calgary, Alberta                            (Signed) DELOITTE & TOUCHE LLP
December 20, 2004                                    Chartered Accountants

                           VIKING ENERGY ROYALTY TRUST
                        PRO FORMA COMBINED BALANCE SHEET
                            AS AT SEPTEMBER 30, 2004

                        (thousands of dollars, unaudited)

                                                                              Calpine
                                                            Viking Energy   Natural Gas      CNGT          CNGT
                                                               Royalty          Trust      Pro Forma      Pro Forma      Pro Forma
                                                                Trust         ("CNGT")       Notes      Adjustments      Combined
                                                            --------------  -------------  ---------   --------------  -------------
ASSETS
Current Assets
  Cash and cash equivalents                                 $        --     $    5,772                 $        --     $     5,772
  Accounts receivable                                            28,547          8,134                          --          36,681
  Prepaid expenses                                                3,401          1,560                          --           4,961
                                                            -----------     ----------                 -----------     -----------
                                                                 31,948         15,466                          --          47,414
Property, Plant and Equipment                                   497,624        295,294        4(i)          61,188         854,106
Reclamation Fund                                                  5,106            514                          --           5,620
Goodwill                                                         74,433             --        4(i)         101,865         176,298
Deferred Financing Charges, net of amortization                   2,228             --                          --           2,228
                                                            -----------     ----------                 -----------     -----------
TOTAL ASSETS                                                $   611,339     $  311,274                 $   163,053     $ 1,085,666
                                                            ===========     ==========                 ===========     ===========

LIABILITIES
Current Liabilities
  Accounts payable                                          $    34,344      $  18,272                 $        --     $    52,616
  Unitholder distributions and debenture interest payable        10,031          4,060                          --          14,091
  Bank loans                                                         --         62,000       4(ii)         (62,000)             --
  Mark-to-market deficiency of commodity price contracts          1,000             --                          --           1,000
  Deferred commodity price contract gain, net of
     amortization                                                   113             --                          --             113
                                                            -----------     ----------                 -----------     -----------
                                                                 45,488         84,332                     (62,000)         67,820
Bank Loan                                                        43,841             --     4(ii)(iii)       72,000         115,841
10.5% Convertible Unsecured Subordinated Debentures              73,740             --                          --          73,740
Future Income Taxes                                              35,998             --                          --          35,998
Asset Retirement Obligation                                      35,670          6,482                          --          42,152
                                                            -----------     ----------                 -----------     -----------
Total Liabilities                                               234,737         90,814                      10,000          335,551
                                                            -----------     ----------                 -----------     -----------

UNITHOLDERS' EQUITY
Conversion Feature of 10.5% Convertible Unsecured
Subordinated Debentures                                             804             --                          --             804
Unitholders' Capital                                            770,401        258,189        4(i)         115,324       1,143,914
Contributed Surplus                                                 118             --                          --             118
Accumulated Earnings                                             23,231          8,961        4(i)          (8,961)         23,231
Accumulated Unitholder Distributions                           (417,952)       (46,690)       4(i)          46,690        (417,952)
                                                            -----------     ----------                 -----------     -----------
Total Unitholders' Equity                                       376,602        220,460                     153,053         750,115

TOTAL LIABILITIES AND UNITHOLDERS' EQUITY                   $   611,339     $  311,274                 $   163,053     $  1,085,666
                                                            ===========     ==========                 ===========     ===========

                           VIKING ENERGY ROYALTY TRUST
                       PRO FORMA COMBINED INCOME STATEMENT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

                        (thousands of dollars, unaudited)

                                                                   Calpine
                                                    Viking        Natural Gas                       CNGT
                                                Energy Royalty      Trust         CNGT Pro       Pro Forma       Pro Forma
                                                    Trust          ("CNGT")     Forma Notes     Adjustments      Combined
                                               ---------------   ------------   -----------    ------------   ------------
REVENUE
  Oil and natural gas                          $    186,750      $    77,728       4(iv)       $    4,678     $   269,156
  Royalties                                         (30,393)         (18,526)      4(iv)           (1,679)        (50,598)

                                               ------------      ------------                  ----------     -----------
                                                    156,357            59,202                       2,999         218,558
                                               ------------      ------------                  ----------     -----------

OPERATING EXPENSES                                   42,769            10,410      4(iv)              666         53,845
                                               ------------      ------------                  ----------     -----------

NET OPERATING INCOME                                113,588            48,792                       2,333         164,713
                                               ------------      ------------                  ----------     -----------

OTHER EXPENSES
  General and administrative                          8,289             4,039                          --          12,328
  Non-cash unit based incentive compensation
     expense                                            170                --                          --             170
  Severance and other expenses                        1,466                --                          --           1,466
  Interest and financing costs                        9,916             1,557       4(v)              226          11,699
  Capital and other taxes                             1,315                --       4(vi)              --           1,315
  Depletion, depreciation and accretion              55,242            35,192       4(vii)         10,148         100,582
  Losses on commodity price contracts
     Cash settlements                                 3,198                --                          --           3,198
     Unrealized losses                                1,381                --                          --           1,381
Future income tax recovery                          (13,032)               --       4(vi)              --         (13,032)

                                               ------------      ------------                  ----------     -----------
                                                     67,945            40,788                      10,374         119,107
                                               ------------      ------------                  ----------     -----------

NET INCOME (LOSS)                              $     45,643      $      8,004                  $   (8,041)    $    45,606
                                               ============      ============                  ==========     ===========

NET INCOME PER TRUST UNIT (Note 5)
Basic and Diluted                              $       0.45                                                   $      0.29
                                               ============                                                   ===========

                           VIKING ENERGY ROYALTY TRUST
                       PRO FORMA COMBINED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 2003

                        (thousands of dollars, unaudited)

                                          Viking                                                Pro Forma      Calpine
                                          Energy        KeyWest                    KeyWest        Viking       Natural
                                          Royalty        Energy     KeyWest Pro   Pro Forma      KeyWest      Gas Trust
                                           Trust      Corporation   Forma Notes  Adjustments   Consolidated   ("CNGT")
                                        ---------    ------------   -----------  -----------   ------------   --------
REVENUE
  Oil and natural gas                   $ 229,190    $ 19,592        3(i)        $       --    $    248,782   $  17,385
  Royalties                               (40,905)     (4,275)       3(i)                --         (45,180)     (3,702)
                                        ---------    --------                    ----------    ------------   ---------
                                          188,285      15,317                            --         203,602      13,683
                                        ---------    --------                    ----------    ------------   ---------
OPERATING EXPENSES                         53,470       3,259        3(i)                --          56,729       2,668
                                        ---------    --------                    ----------    ------------   ---------
NET OPERATING INCOME                      134,815      12,058                            --         146,873      11,015
                                        ---------    --------                    ----------    ------------   ---------
OTHER EXPENSES
  General and administrative                9,034         775        3(i)                --           9,809         976
  Severance and other expenses              2,408          --                            --           2,408          --
  Interest and financing costs              6,508         380        2(ii)            8,299
                                                                   3(i)(ii)             522          15,709         192
  Capital and other taxes                   1,854         452        3(i)                --           2,306          --
  Impairment of oil and gas properties    130,000          --       3(iv)            (2,072)        127,928          --
  Depletion, depreciation and accretion    82,771       3,877       2(i)              1,871
                                                                  3(i)(iii)           2,072          90,591       8,890
  Future income tax recovery              (52,665)     (2,429)     3(i)(v)             (181)        (55,275)         --

                                        ---------    --------                    ----------    ------------   ---------
                                          179,910       3,055                        10,511         193,476      10,058
                                        ---------    --------                    ----------    ------------   ---------
NET INCOME (LOSS) FOR THE YEAR

                                        $ (45,095)   $  9,003                    $  (10,511)    $   (46,603)  $     957
                                        =========    ========                    ==========     ===========   =========

NET LOSS PER TRUST UNIT (Note 5)
Basic and Diluted                       $   (0.62)
                                        =========


                                       CNGT Pro       CNGT
                                         Forma      Pro Forma       Pro Forma
                                         Notes     Adjustments       Combined
                                       -------     -----------    -----------
REVENUE
  Oil and natural gas                     4(iv)    $   100,341    $    366,508
  Royalties                               4(iv)        (24,931)        (73,813)
                                                   -----------    ------------
                                                        75,410         292,695
                                                   -----------    ------------
OPERATING EXPENSES                        4(iv)         12,675          72,072
                                                   -----------    ------------
NET OPERATING INCOME                                    62,735         220,623
                                                   -----------    ------------
OTHER EXPENSES
  General and administrative                                --          10,785
  Severance and other expenses                              --           2,408
  Interest and financing costs
                                          4(v)           2,510          18,411
  Capital and other taxes                 4(vi)             --           2,306
  Impairment of oil and gas properties   4(viii)        (7,083)        120,845
  Depletion, depreciation and accretion
                                         4(vii)         34,707         134,188
  Future income tax recovery              4(vi)             --          (55,275)

                                                   -----------    ------------
                                                        30,134         233,668
                                                   -----------    ------------

NET INCOME (LOSS) FOR THE YEAR

                                                   $    32,601    $    (13,045)
                                                   ===========    ============
NET LOSS PER TRUST UNIT (Note 5)
Basic and Diluted                                                 $      (0.08)
                                                                  ============

                           VIKING ENERGY ROYALTY TRUST

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

                                   (unaudited)

1.       BASIS OF PRESENTATION

The accompanying unaudited pro forma combined balance sheet as at September 30, 2004 and the pro forma combined income statements for the year ended December 31, 2003 and the nine month period ended September 30, 2004 (the "Pro Forma Financial Statements") have been prepared in accordance with Canadian generally accepted accounting principles for inclusion in the Calpine Natural Gas Trust Information Circular dated December 20, 2004. The Pro Forma Financial Statements reflect the financial position and earnings assuming the acquisition of KeyWest Energy Corporation ("KeyWest") and Calpine Natural Gas Trust ("CNGT") occurred on January 1, 2003.

The Pro Forma Financial Statements have been prepared from the following financial information:

         o The Audited Consolidated Balance Sheet, Consolidated Statement of (Loss) Income and Accumulated (Deficit) Earnings and Consolidated Statement of Cash Flows for Viking Energy Royalty Trust ("Viking") for the year ended December 31, 2003;

         o The Unaudited Consolidated Balance Sheet, Consolidated Statements of Income and Accumulated Earnings and Consolidated Statement of Cash Flows of Viking for the nine months ended September 30, 2004;

         o The Audited Statements of Revenue and Operating Expenses for Purchased Properties for each of the three years ended December 31, 2003, 2002 and 2001 for the properties acquired by CNGT;

         o The Unaudited Statement of Revenue and Operating Expenses for the Initial Properties for each of the nine month periods ended September 30, 2003 and 2002 for the properties acquired by CNGT;

         o The Unaudited Consolidated Balance Sheet, Consolidated Statements of Earnings and Unitholders' Equity and Consolidated Statement of Cash Flows of CNGT for the nine months ended September 30, 2004; and,

         o The Unaudited Financial Information of KeyWest for the period from January 1, 2003 to February 25, 2003.

In the opinion of Viking management, these Pro Forma Financial Statements contain all material adjustments necessary for fair presentation. These Pro Forma Financial Statements may not be indicative of the financial results of operations that would have occurred if the acquisition of KeyWest and CNGT had occurred on January 1, 2003 or the results of operations in future periods. In preparing these Pro Forma Financial Statements, no adjustments have been made to reflect the operating synergies and related cost savings that may result from combining the operations of the Viking, KeyWest and CNGT. Further, adjustments have not been made to reflect the administrative efficiencies of combining the operations of Viking and CNGT.

These Pro Forma Financial Statements should be read in conjunction with the published financial statements, including the notes thereto, of Viking, Keywest, CNGT, the Initial Properties and Purchased Properties, all of which are incorporated by reference in this Information Circular.

2.       ACCOUNTING POLICY CHANGES

Effective January 1, 2004, Viking changed its accounting policies relating to its Asset Retirement Obligation and 10.5% Convertible Unsecured Subordinated Debentures to retroactively adopt the new accounting recommendations of the Canadian Institute of Chartered Accountants. The retroactive impact of these changes has been included in the Pro Forma Combined Income Statement for the year ended December 31, 2003.

(i)      Asset Retirement Obligation

Effective January 1, 2004, the new accounting standard requires that Viking recognize the fair value of the liability for its total future asset retirement obligation with an equivalent amount added to the related capital asset. The addition to capital assets is depleted in the same manner as the related capital asset, thereby increasing the amount of depletion expense. The fair value of the liability is increased each accounting period through an accretion expense to recognize a reduced discounting of the liability. Actual costs to settle an asset retirement obligation are charged against the liability with any differences recorded as a gain or loss in the statement of income.

In its Consolidated Statement of Loss and Accumulated Earnings (Deficit) for the year ended December 31, 2003, Viking had provided for its future site reclamation and restoration costs by accruing a charge using the unit-of-production method over the estimated life of the underlying capital assets with the actual costs charged to the accumulated provision as incurred.

The retroactive adoption of this change in accounting policy results in an increase of $1,871,000 to Viking's depletion, depreciation and accretion charge for the year ended December 31, 2003.

(ii)    Financial Instruments

Effective January 1, 2004, this revised accounting standard requires that financial instruments that may be settled at the issuers' option in cash or its own securities be classified as a liability with the related interest charges expensed as incurred and the issue costs amortized over the term of the instrument. In addition, a portion of the consideration received is classified as an equity component relating to the conversion feature of the financial instrument. This revised standard applies to Viking's 10.5% Convertible Unsecured Subordinated Debentures.

In its Consolidated Statement of Loss and Accumulated Earnings (Deficit) for the year ended December 31, 2003, Viking had reflected the interest costs and issue costs relating to its 10.5% Convertible Unsecured Subordinated Debentures as a direct reduction to Accumulated Unitholders' Distribution.

The retroactive adoption this accounting standard for financial instruments results in an increase of $8,299,000 to Viking's interest and financing charges for the year ended December 31, 2003.

3.       KEYWEST ENERGY CORPORATION ASSUMPTIONS AND ADJUSTMENTS

These Pro Forma Financial Statements have been prepared to reflect the acquisition of 100% of the outstanding shares of KeyWest by a wholly-owned subsidiary of Viking on January 1, 2003 in exchange for $66,000,000 in cash and the issuance of 24.9 million Trust Units for a total purchase price before the assumption of debts and related acquisition costs of $241,931,000. The aggregate consideration for the KeyWest acquisition consists of the following:

                                                                       ($ 000's)
        -----------------------------------------------------------------------
        Fair value of Trust Units issued                                175,931
        Cash consideration paid                                          66,000
        -----------------------------------------------------------------------
                                                                        241,931
        -----------------------------------------------------------------------
        Debts assumed (1)                                                77,639
        February distributions related to units issued on acquisition     2,738
        Related acquisition costs                                         4,682
        -----------------------------------------------------------------------
        Total Purchase Price                                            326,990
        =======================================================================
        (1) Includes $18,118,000 of severance costs and option repurchases triggered by KeyWest acquisition.

The KeyWest acquisition has been accounted for using the purchase method whereby the assets acquired and liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill. The following summarizes the allocation of the aggregate consideration for the KeyWest acquisition:

        -----------------------------------------------------------------------
                                                                       ($ 000's)
        -----------------------------------------------------------------------
        Net working capital                                             (1,066)
        Future site restoration                                         (2,230)
        Future income taxes                                            (64,147)
        Goodwill                                                         74,433
        Capital assets                                                  320,000
        -----------------------------------------------------------------------

On January 15, 2003, Viking issued $75 million of 10.5% Convertible Unscured Subordinated Debentures (the "Convertible Debentures") for net proceeds of $71.6 million after issue costs of $3.4 million. In these Pro Forma Financial Statements, the issuance of these Convertible Debentures has been assumed to occur on January 1, 2003 with the $66 million cash payment at closing of the KeyWest acquisition plus $5.6 million of assumed debts and acquisition costs assumed to have been funded from the net proceeds on the issuance of the Convertible Debentures. In these Pro Forma Financial Statements, the Convertible Debentures are classified as a liability with the related interest expensed as incurred and the issue cost costs amortized over the term of the Convertible Debentures. In addition, a portion of the Convertible Debentures relating to its conversion feature is classified as an equity component resulting in the carrying value of the Convertible Debentures being less than their face value with this discount accreted over the term of the Convertible Debentures.

The following adjustments reflect the impact of assuming Viking's acquisition of KeyWest occurred on January 1, 2003:

(i)      KeyWest's Operating Results

KeyWest's financial information for the period from January 1, 2003 to February 25, 2003 has been added to Viking's which included the KeyWest results of operations for the period from February 25, 2003 to December 31, 2003.

(ii)     Interest Expense

Viking's existing bank loan bears interest based on the bank's prime rate plus 25 basis points. As a result of the acquisition of KeyWest and the issuance of the Convertible Debentures on January 1, 2003, Viking would increase its debt by $19,299,000 from January 1, 2003 to February 25, 2003 in considering the net proceeds from the issuance of the Convertible Debentures. Using a daily weighted average prime rate of 4.75% from January 1, 2003 to February 25, 2003, it is estimated that the debt servicing cost for the year ended December 31, 2003 would increase by $522,000.

 (iii)   Depreciation, Depletion and Accretion

Depletion is determined using the consolidated depletion rates that would have applied to the capital assets of Viking and the KeyWest capital assets had the KeyWest acquisition occurred on January 1, 2003. Applying these rates for the period from January 1, 2003 to February 25, 2003, Viking's consolidated depletion charge would have been increased by $2,072,000 for the year ended December 31, 2003.

(iv)    Impairment of Oil and Gas Properties

Viking tests for impairment of its oil and gas properties at the end of each reporting period. At December 31, 2003, Viking determined that the book value of its oil and gas properties exceeded the fair value of the properties and recorded a $130 million impairment charge. Assuming Viking increased its depletion charge by $2,072,000 for the period from January 1, 2003 to February 25, 2003, the book value of its oil and gas properties would have been $2,072,000 lower at December 31, 2003 and its impairment charge would have been reduced by $2,072,000.

(v)     Income Taxes

Viking allocated all of its income to its Unitholders for the year ended December 31, 2003 and accordingly, no provision has been made for payment of cash income taxes in Viking's consolidated financial statements as income taxes are the responsibility of the Unitholders. The increased interest expense assumed in the Pro Forma Financial Statements results in a reduction to the difference between the book value and the tax basis of Viking's oil and gas properties thereby resulting in an increase of $181,000 to the future income tax recovery for the year ended December 31, 2003.

4.        CALPINE NATURAL GAS TRUST ASSUMPTIONS AND ADJUSTMENTS

These Pro Forma Financial Statements have been prepared to reflect the acquisition of 100% of the CNGT assets by Viking in exchange for the issuance of 54,132,320 Viking Trust Units at an ascribed value of $6.90 per unit for a total purchase price of $373,513,008 before the assumption of debts and related acquisition costs. The aggregate consideration for the CNGT acquisition consists of the following:

                                                                       ($ 000's)
        ------------------------------------------------------------------------
        Fair value of Trust Units issued                                373,513
        Debts assumed                                                    62,000
        Related acquisition costs (1)                                    10,000
        ------------------------------------------------------------------------
        Total Purchase Price                                            445,513
        ========================================================================
        (1) Includes $3,162,000 of severance costs triggered by CN acquisition.

The CNGT acquisition has been accounted for using the purchase method whereby the assets acquired and liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill. The following summarizes the allocation of the aggregate consideration for the CNGT acquisition:

        ------------------------------------------------------------------------
                                                                       ($ 000's)
        ------------------------------------------------------------------------
        Net working capital deficiency                                   (6,866)
        Reclamation fund                                                    514
        Asset retirement obligation                                      (6,482)
        Goodwill                                                        101,865
        Capital assets                                                  356,482
        ------------------------------------------------------------------------
        Total acquisition cost                                          445,513
        ========================================================================

The following pro forma adjustments reflect the impact of assuming Viking's acquisition of CNGT occurred on September 30, 2004 in respect of the pro forma combined balance sheet and in respect of the pro forma combined income statements, on January 1, 2003 except for adjustments related to the allocation of the purchase price which are assumed to occur on September 30, 2004.

PRO FORMA COMBINED BALANCE SHEET ASSUMPTIONS AND ADJUSTMENTS

 (i)      Purchase Price Adjustments

The pro forma combined balance sheet adjustments reflect the purchase of CNGT's Property, Plant and Equipment at a fair value of $350 million ($356.5 million after including the asset retirement obligation), an allocation of the excess consideration totalling $101.9 million to Goodwill and the ascribed value to Viking's issue of 54,132,320 Trust Units of $373.5 million.

(ii)      Repayment of CNGT's Bank Loan

As anticipated at Closing, CNGT's $62 million bank loan is assumed to be repaid with the funding provided by Viking's credit facilities.

(iii)    Payment of Acquisition Costs

The payment of $10 million in related acquisition costs is assumed to be funded by Viking's credit facilities.

PRO FORMA COMBINED INCOME STATEMENT ASSUMPTIONS AND ADJUSTMENTS

In the preparation of the pro forma combined income statements, it has been assumed that CNGT's initial purchase of property on October 15, 2003 (the "Initial Properties") had occurred on January 1, 2003 and that the cash consideration paid of $274.6 million was funded with net proceeds from the issuance of trust units by CNGT totalling $258.2 million and $16.4 million from credit facilities. In addition, it has been assumed that CNGT's subsequent purchase of natural gas producing properties on February 18, 2004 (the "Purchased Properties") had occurred on January 1, 2003 with the total cash consideration paid of $40.5 million was funded by advances under its credit facilities.

(iv)    CNGT's Operating Results

CNGT's operating results from the Initial Properties and the Purchased Properties for the period from January 1, 2003 to October 14, 2003 and January 1, 2003 to December 31, 2003, respectively, have been added to CNGT's results from operations for the period from October 15, 2003 to December 31, 2003. The following summarizes the operating adjustments for the year ended December 31, 2003:

-------------------------------------------------------------------------------
                               Initial           Purchased           Total
                              Properties         Properties        Adjustment
-------------------------------------------------------------------------------
                                                (in 000's)
Revenues
  Natural Gas Liquids           $69,997            $30,344           $100,341
  Royalties                     (17,022)            (7,909)           (24,931)
                              -------------------------------------------------
                                 52,975             22,435             75,410
Operating Expenses                8,891              3,784             12,675
-------------------------------------------------------------------------------
Net Operating Income            $44,084            $18,651            $62,735
===============================================================================

The following operating results from the Purchased Properties for the period from January 1, 2004 to February 17, 2004 have been added to CNGT's results from operations for the nine months ended September 30, 2004:

--------------------------------------------------------
                                           Purchased
                                           Properties
--------------------------------------------------------
                                           (in 000's)
Revenues
  Natural Gas Liquids                         $4,678
  Royalties                                   (1,679)
                                        -----------------
                                               2,999
Operating Expenses                               666
--------------------------------------------------------
Net Operating Income                          $2,333
========================================================

(v)      Incremental Interest Costs

Viking's existing credit facilities require interest payments based on the bank's prime rate plus 25 basis points on drawn amounts as well as a standby charge of 20 basis points on undrawn amounts. As a result of the assumed purchases of the Initial Properties and the Purchased Properties on January 1, 2003, Viking would have had increased borrowings of $56.9 million for the period from January 1, 2003 to October 14, 2003 and $40.5 million from October 15, 2003 to February 17, 2004. Accordingly, the pro forma combined income statement includes an increase in interest charges of $2,510,000 for the year ended December 31, 2003 and $226,000 for the nine month period ended September 30, 2004.

(vi)    Capital and Other Taxes

For income tax purposes, CNGT is able to claim a deduction for all amounts paid or payable to Unitholders and then allocate remaining taxable income, if any, to Unitholders. Accordingly, no Large Corporations Tax, corporate income tax nor future income tax adjustments have been included in the pro forma combined income statements.

(vii)   Depletion, Depreciation and Accretion

The pro forma depletion charge is determined using the consolidated depletion rate that would have applied to the property, plant and equipment of Viking as well as CNGT's property, plant and equipment had the CNGT acquisition occurred on January 1, 2003. Applying these rates, Viking's consolidated depletion charge would have been increased by $34,707,000 for the year ended December 31, 2003 and increased by $10,148,000 for the nine months ended September 30, 2004.

(viii)   Impairment of Oil and Gas Properties

Viking tests for impairment of its oil and gas properties at the end of each reporting period. At December 31, 2003, Viking determined that the book value of its oil and gas properties exceeded the fair value of the properties and recorded a $130 million impairment charge ($127.9 million net of the KeyWest pro forma depletion charge adjustment).

Assuming Viking increased its depletion charge by $34,707,000 for the year ended December 31, 2003, and that $7,083,000 of this incremental charge was attributable to the Viking and KeyWest property costs, the combined book value of the Viking and KeyWest properties costs would have been $7,083,000 lower at December 31, 2003 and the impairment charge would have been reduced by $7,083,000.

5.      CALCULATION OF NET INCOME (LOSS) PER TRUST UNIT

In the Pro Forma Financial Statements, the Net Income (Loss) per Trust Unit amounts are calculated assuming that the KeyWest and CNGT acquisitions had occurred on January 1, 2003 and that the Convertible Debentures were issued on January 1, 2003. As the Convertible Debentures are anti-dilutive during the period of the Pro Forma Financial Statements, the basic and diluted weighted average number of Trust Units after giving effect to the offer to purchases KeyWest and CNGT as well as the issuance of the Convertible Debentures was 154,809,595 for the year ended December 31, 2003 and 155,352,142 for the nine months ended September 30, 2004.

6.       ACQUISITION OF KENSINGTON ENERGY LTD.

On December 20, 2004, Viking announced that it had entered into a pre-acquisition agreement (the "Agreement") among Viking, Viking Holdings Trust ("VHT"), 1143308 Alberta Ltd. ("AcquisitionCo") (a wholly-owned subsidiary of
VHT) and Kensington Energy Ltd. ("Kensington"), pursuant to which AcquisitionCo has agreed to make an offer to acquire all of the outstanding Class A common shares of Kensington for aggregate cash consideration of $34 million. Upon completion of the acquisition of Kensington, Viking will also assume Kensington's bank debt and working capital deficiency currently estimated to be approximately $12 million. Viking plans to fund this acquisition from its undrawn credit facilities.

As defined by National Instrument 44-101, Viking's proposed acquisition of Kensington does not qualify as a Significant Acquisition and accordingly has not been included in these Pro Forma Financial Statements.

                                  APPENDIX "E"

                     FAIRNESS OPINION OF SCOTIA CAPITAL INC.




November 23, 2004

The Board of Directors
Calpine Natural Gas Limited
2900, 240 - 4th Ave. SW
Calgary, Alberta
T2P 4H4

TO THE BOARD OF DIRECTORS:

Scotia Capital Inc. ("Scotia Capital") understands that Calpine Natural Gas Limited and Calpine Natural Gas Trust (collectively "CNGT") and Viking Holdings Inc. and Viking Energy Royalty Trust (collectively "Viking") have entered into a combination agreement (the "Combination Agreement") whereby Viking, in consideration of the Payment Units (as defined below), will acquire all of the assets of CNGT and will assume all of the liabilities and obligations of CNGT (the "Transaction"). Pursuant to the Transaction, each holder of units of CNGT will receive 2.0 units of Viking (the "Payment Units") for each CNGT unit. The detailed terms and conditions of the Transaction are outlined in the Combination Agreement.

CNGT has retained Scotia Capital, among other things, to provide financial advisory services with respect to the Transaction and has asked Scotia Capital to prepare and deliver to the Board of Directors of Calpine Natural Gas Limited (the "Board") an opinion to the holders of CNGT units as to the fairness, from a financial point of view, of the consideration to be paid by Viking to the holders of units of CNGT in connection with the Transaction (the "Opinion"). Scotia Capital has not been engaged to prepare, and has not prepared, a formal valuation of CNGT or Viking or any of their securities or assets and the Opinion should not be construed as such. Scotia Capital has, however, conducted such analyses as considered necessary in the circumstances.

ENGAGEMENT OF SCOTIA CAPITAL

CNGT formally engaged Scotia Capital through an agreement dated May 31, 2004 (the "Engagement Agreement"). The terms of the Engagement Agreement provide that Scotia Capital is to be paid fees for its services as financial advisor, including fees that are contingent on the completion of the Transaction. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by CNGT in certain circumstances.

The Board of Directors
Calpine Natural Gas Limited
November 23, 2004
Page 2 of 6


CREDENTIALS OF SCOTIA CAPITAL

Scotia Capital is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies, income funds and royalty trusts and has extensive experience in preparing fairness opinions.

The Opinion expressed herein is the opinion of Scotia Capital as a firm. The form and content herein have been approved for release by a committee of directors and other professionals of Scotia Capital, all of whom are experienced in merger, acquisition, divestiture and fairness opinion matters.

ROLE OF SCOTIA CAPITAL

Scotia Capital is not an insider, associate or affiliate (as such terms are defined in the SECURITIES ACT (Alberta)) of CNGT or any of its associates or affiliates. Scotia Capital has, within the past 24 months, acted as lead underwriter in the initial public offering of CNGT. The Bank of Nova Scotia ("BNS"), the parent company of Scotia Capital, is a lender to CNGT and provides banking services which may include acting as counterparty to CNGT on interest rate and/or currency hedging transactions from time to time in the normal course of business. Scotia Capital has not been engaged to provide any financial advisory services to CNGT within the past 24 months, other than the services provided under the Engagement Agreement.

Scotia Capital is not an insider, associate or affiliate (as such terms are defined in the SECURITIES ACT (Alberta)) of Viking or any of its associates or affiliates. BNS is a lender to Viking and provides banking services which may include acting as counterparty to Viking on interest rate and/or currency hedging transactions from time to time in the normal course of business. Scotia Capital has, within the past 24 months, participated in four public offerings of trust units or convertible debentures for Viking and has been engaged to provide financial advisory services to Viking.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere, and, as such, Scotia Capital and BNS, may have had and may have positions in the securities of CNGT, Viking or any of their associates and affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to CNGT, Viking and the Transaction.

SCOPE OF REVIEW

In preparing the Opinion, Scotia Capital has reviewed and relied upon, among other things:

a)   the Combination Agreement, dated November 23, 2004;

b) audited financial statements of CNGT for the year ended December 31, 2003 and of Viking for each of the three years ended December 31, 2001, 2002 and 2003;

The Board of Directors
Calpine Natural Gas Limited
November 23, 2004
Page 3 of 6

c) annual reports of CNGT for the year ended December 31, 2003 and of Viking for each of the three years ended December 31, 2001, 2002 and 2003;

d) interim unaudited financial statements and interim reports of each of CNGT and Viking for each of the quarters ended March 31, June 30, and September 30, 2004;

e) management proxy circulars of CNGT for the year ended December 31, 2003 and of Viking for each of the three years ended December 31, 2001, 2002 and 2003;

f) annual information forms of CNGT for the year ended December 31, 2003 and of Viking for each of the three years ended December 31, 2001, 2002 and 2003;

g) the final initial public offering prospectus for CNGT dated October 3, 2003;

h)   an investor presentation for Viking dated October 15, 2003;

i) preliminary internal budgets of each of CNGT and Viking prepared by their respective managements for the 2005 fiscal year, including CNGT's view of the impact of its strategic alliance with Anderson Energy Ltd.;

j) a reserve report, effective July 1, 2004, prepared by Gilbert, Laustsen Jung Associates Ltd. ("GLJ"), an independent oil and gas reservoir engineering firm, regarding CNGT's oil and gas assets;

k) a reserve report, effective January 1, 2004, prepared by GLJ regarding Viking's oil and gas assets;

l) a schedule of CNGT's undeveloped land holdings as of June 23, 2004 prepared by management;

m)   CNGT's tax pool balances as of December 31, 2003 prepared by management;

n)   Viking's tax pool balances as of December 31, 2003 prepared by management;

o) other financial and operating information with respect to CNGT obtained from CNGT management;

p) other financial and operating information with respect to Viking obtained from Viking management;

q) GLJ's oil and gas price forecast dated October 1, 2004 and forward strip oil and gas prices;

r) discussions, including formal due diligence sessions, with senior management of each of CNGT and Viking;

s)   discussions with the legal counsel of each of CNGT and Viking;

t) discussions with Scotia Capital's petroleum engineer responsible for the evaluation of Viking's reserves on behalf of BNS;

The Board of Directors
Calpine Natural Gas Limited
November 23, 2004
Page 4 of 6


u) public information relating to the business, operations, financial performance and unit trading history of CNGT and Viking and other selected public royalty trusts considered by us to be relevant;

v) public information with respect to other transactions of a comparable nature considered by us to be relevant;

w)   other strategic alternatives available to CNGT;

x) representations contained in a certificate addressed to Scotia Capital, as of the date hereof, from senior officers of CNGT as to the completeness, accuracy and fair presentation of information with respect to CNGT and its associates and affiliates upon which the Opinion is based;

y) representations contained in a certificate addressed to Scotia Capital, as of the date hereof, from senior officers of Viking as to the completeness, accuracy and fair presentation of information with respect to Viking and its associates and affiliates upon which the Opinion is based; and

z) such other corporate, oil and gas royalty trust, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by CNGT or Viking to any information requested by Scotia Capital.

ASSUMPTIONS AND LIMITATIONS

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Scotia Capital has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, CNGT, Viking and their associates and affiliates and advisors or otherwise (collectively, the "Information") and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as described herein, Scotia Capital has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. With respect to the financial forecasts and budgets provided to Scotia Capital and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of CNGT and Viking, as the case may be, as to the matters covered thereby and in rendering the Opinion we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.

Senior management of CNGT has represented to Scotia Capital in a certificate delivered as at the date hereof, among other things, that to the best of their knowledge (i) with the exception of forecasts, projections or estimates referred to in (iii) below, the Information (as defined above) provided orally by, or in the presence of, a representative of CNGT or in writing by CNGT or any of its associates or

The Board of Directors
Calpine Natural Gas Limited
November 23, 2004
Page 5 of 6


affiliates or their respective agents to Scotia Capital relating to CNGT or any of its associates or affiliates for the purpose of preparing the Opinion or publicly disseminated was, at the date that the Information was provided to Scotia Capital or publicly disseminated, and continues to be, except as has been disclosed in writing to Scotia Capital or as publicly disclosed, complete, true and correct in all material respects and did not, and does not, contain any untrue statement of a material fact in respect of CNGT and its associates and affiliates, taken as a whole, and did not, and does not, omit to state a fact in respect of CNGT or any of its associates or affiliates necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) since the dates on which the Information was provided to Scotia Capital or publicly disseminated, except as disclosed in writing to Scotia Capital, or as publicly disclosed, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of CNGT and its associates or affiliates, taken as a whole, and no material change has occurred in the Information or any part thereof; and that (iii) any portions of the Information provided to Scotia Capital which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of CNGT, are (or were at the time of preparation) reasonable in the circumstances reflecting the best currently available estimates and judgments of management as to the matters covered thereby.

Senior management of Viking has represented to Scotia Capital in a certificate delivered as at the date hereof, among other things, that to the best of their knowledge (i) with the exception of forecasts, projections or estimates referred to in (iii) below, the Information (as defined above) provided orally by, or in the presence of, a representative of Viking or in writing by Viking or any of its associates or affiliates or their respective agents to Scotia Capital relating to Viking or any of its associates or affiliates for the purpose of preparing the Opinion or publicly disseminated was, at the date that the Information was provided to Scotia Capital or publicly disseminated, and continues to be, except as has been disclosed in writing to Scotia Capital or as publicly disclosed, complete, true and correct in all material respects and did not, and does not, contain any untrue statement of a material fact in respect of Viking or any of its associates or affiliates, and did not, and does not, omit to state a fact in respect of Viking or any of its associates or affiliates necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) since the dates on which the Information was provided to Scotia Capital or publicly disseminated, except as disclosed in writing to Scotia Capital, or as publicly disclosed, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Viking or any of its associates or affiliates and no material change has occurred in the Information or any part thereof; and that (iii) any portions of the Information provided to Scotia Capital which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Viking, are (or were at the time of preparation) reasonable in the circumstances reflecting the best currently available estimates and judgments of management as to the matters covered thereby.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of CNGT, Viking and their respective associates and affiliates, as they were reflected in the Information and as they were represented to Scotia Capital in discussions with management of CNGT and Viking. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions

The Board of Directors
Calpine Natural Gas Limited
November 23, 2004
Page 6 of 6

with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Scotia Capital or any party involved in the Transaction.

For the purposes of rendering the Opinion, Scotia Capital has also assumed that the representations and warranties of each party contained in the Combination Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Combination Agreement and that CNGT will be entitled to fully enforce its rights under the Combination Agreement and receive the benefits therefrom. Finally, Scotia Capital has assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any meaningful adverse effect on CNGT or Viking or the contemplated benefits of the Transaction.

The Opinion has been provided for the use of the Board in connection with the Transaction and may not be used or relied upon by any other person or for any other purpose and may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Scotia Capital. The Opinion is given as of the date hereof and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

The Opinion is not to be construed as a recommendation to any unitholder of CNGT as to whether to vote in favour of the transaction.

CONCLUSION

Based upon and subject to the foregoing and such other matters as we consider relevant, Scotia Capital is of the opinion that, as of the date hereof, the consideration to be paid by Viking to the holders of units of CNGT in connection with the Transaction, is fair, from a financial point of view, to the holders of CNGT units.

Yours very truly,


/s/ Scotia Capital Inc.

SCOTIA CAPITAL INC.

                         QUESTIONS AND OTHER ASSISTANCE

         If you have any questions about the information contained in this Information Circular or require assistance in completing your form of proxy or voting instruction form or, for registered CNGT Unitholders, your letter of transmittal, please contact Georgeson Shareholder, CNGT's proxy solicitation agent, at:

                            66 Wellington Street West
                              TD Tower - Suite 5210
                             Toronto Dominion Centre
                                                   P.O. Box 240
                        Toronto, Ontario, Canada M5K 1J3
                     Toll Free Number in Canada and U.S.A.:
                                 1-877-288-5705

PRIOR TO COMPLETING THIS LETTER OF TRANSMITTAL, YOU ARE STRONGLY URGED TO READ THE INSTRUCTIONS AND THE INFORMATION CIRCULAR AND PROXY STATEMENT THAT ACCOMPANIES THIS LETTER OF TRANSMITTAL.

                              LETTER OF TRANSMITTAL
                          TO ACCOMPANY CERTIFICATES FOR
                                 TRUST UNITS OF

                            CALPINE NATURAL GAS TRUST

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for trust units (the "CNGT Units") of CALPINE NATURAL GAS TRUST ("CNGT") deposited in connection with the proposed merger (the "Merger") of CNGT and Viking Energy Royalty Trust ("Viking") to be considered at a special meeting of holders of CNGT Units ("CNGT Unitholders") to be held on January 27, 2005.

Pursuant to the Merger, CNGT Unitholders will receive two (2) trust units of Viking ("Viking Units") for each CNGT Unit held by such CNGT Unitholder.

Capitalized terms used but not defined in the Letter of Transmittal which are defined in the information circular of CNGT dated December 20, 2004 (the "Information Circular") have the meanings set out in the Information Circular.

TO:      CALPINE NATURAL GAS TRUST
AND TO:  COMPUTERSHARE TRUST COMPANY OF CANADA AT ITS OFFICES SET OUT HEREIN.


--------------------------------------------------------------------------------
                    Description of CNGT Units Transmitted
--------------------------------------------------------------------------------
Certificate Number(s)     Name in which Registered    Number of Units Deposited*
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------


--------------------------------------------------------------------------------


--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
   * Unless otherwise indicated, the total number of CNGT Units evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 5.
   *  If space is insufficient, please attach a signed list.  See Instruction 5.

The undersigned registered holder(s) of CNGT Units hereby represents and warrants that the undersigned has good and sufficient authority to deposit, sell and transfer the CNGT Units represented by the enclosed certificate(s) (the "Deposited Units") and that such Deposited Units are free from all liens, charges, encumbrances, claims and adverse interests. The certificate(s) described above are enclosed and the undersigned irrevocably deposits the Deposited Units in exchange for Viking Units to which the undersigned is entitled pursuant to the Merger. The undersigned transmits the certificate(s) described above representing Deposited Units to be dealt with in accordance with this Letter of Transmittal. It is understood that upon: (a) receipt of this Letter of Transmittal and the certificate(s) described above; and (b) completion of the Merger, the Depositary will, as soon as practicable, cancel the certificate(s) described above and send to the undersigned certificates for the number of Viking Units to which the undersigned is entitled pursuant to the Merger.

Unless otherwise indicated in this Letter of Transmittal under "Special Registration Instructions", the undersigned requests that the Depositary issue the certificate(s) for Viking Units in the name(s) of the undersigned. Similarly, unless otherwise indicated under "Special Delivery Instructions", the undersigned requests that the Depositary mail the certificate(s) for Viking Units by first class mail to the undersigned at the address specified herein. If no address is specified, the undersigned acknowledges that the Depositary will forward the certificate(s) to the address of the undersigned as shown on the register of CNGT Units maintained by the Depositary for CNGT.

The undersigned convenants and agrees to execute, upon request, any additional documents, transfers or other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing CNGT Units for certificate(s) representing Viking Units.

In the event that the Merger does not proceed for any reason, the certificate(s) representing Deposited Units that accompany this Letter of Transmittal will be returned to the undersigned at the address specified herein.

              NOTICE WITH RESPECT TO CERTAIN U.S. CNGT UNITHOLDERS

         UPON COMPLETION OF THE MERGER, ALL CNGT UNITHOLDERS WHO ARE "NON-QUALIFIED PARTIES" (AS DEFINED BELOW) SHALL HAVE THE VIKING UNITS OTHERWISE DIRECTLY ISSUABLE TO THEM PURSUANT TO THE MERGER ISSUED INSTEAD ON THEIR BEHALF TO COMPUTERSHARE TRUST COMPANY OF CANADA OR SUCH OTHER AGENT AS MAY BE DESIGNATED BY VIKING (HEREINAFTER REFERRED TO AS A "SELLING AGENT") WHICH SHALL, AS AGENT FOR SUCH NON-QUALIFIED PARTIES, AS EXPEDITIOUSLY AS IS COMMERCIALLY REASONABLE THEREAFTER, SELL ALL SUCH VIKING UNITS THROUGH THE FACILITIES OF THE TORONTO STOCK EXCHANGE AND PAY THE NET PROCEEDS OF SUCH SALES, AFTER DEDUCTION OF BROKERAGE SALES COMMISSIONS AND ANY OTHER RELATED EXPENSES OR ANY APPLICABLE WITHHOLDING TAXES, TO SUCH NON-QUALIFIED PARTIES. "NON-QUALIFIED PARTIES" MEANS RESIDENTS OF THE U.S. STATES OF DELAWARE, FLORIDA, HAWAII, INDIANA, MARYLAND, MASSACHUSETTS, MINNESOTA, MISSISSIPPI, NEW HAMPSHIRE, NEW JERSEY, PUERTO RICO, TENNESSEE, TEXAS, UTAH, WEST VIRGINIA, WISCONSIN AND WYOMING WHO DO NOT QUALIFY AS EXEMPT INSTITUTIONAL INVESTORS IN SUCH U.S. STATES.

         All Viking Units which the Selling Agent is required to sell will be pooled and sold as soon as practicable on the Toronto Stock Exchange. Thereafter, the Selling Agent will forward to each person whose Viking Units have been sold a cheque in Canadian dollars in an amount equal to such person's PRO RATA interest in the proceeds of sale of all Viking Units so sold by the Selling Agent (net of all applicable brokerage sales commissions, any other related expenses in respect of such sales and any applicable withholding taxes). In effecting the sale of any Viking Units, the Selling Agent will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither Viking nor the Selling Agent will be liable for any loss arising out of any sale of such Viking Units relating to the manner or timing of such sales, the prices at which Viking Units are sold or otherwise. The sale price of Viking Units sold on behalf of such persons will fluctuate with the market price of the Viking Units and no assurance can be given that any particular price will be received upon any such sale. CNGT Unitholders who are resident in jurisdictions in which Viking Units may not be lawfully delivered, and who desire certainty with respect to the price to be received for their CNGT Units, may wish to consult their advisors.

         THE UNDERSIGNED HEREBY ACKNOWLEDGES AND CONFIRMS THAT THE CERTIFICATE(S) DEPOSITED WITH THIS LETTER OF TRANSMITTAL REPRESENT AN AGGREGATE OF ______________________ CNGT UNITS HELD BY OR ON BEHALF OF "NON-QUALIFIED PARTIES" AS DEFINED ABOVE. THE UNDERSIGNED UNDERSTANDS, CONFIRMS AND ACCEPTS THAT THE VIKING UNITS THAT OTHERWISE WOULD BE DIRECTLY ISSUABLE TO IT UNDER THE MERGER IN EXCHANGE FOR CNGT UNITS WHICH IT HOLDS SHALL INSTEAD BE ISSUED TO A SELLING AGENT ON BEHALF OF THE UNDERSIGNED, AND SUCH SELLING AGENT SHALL, AS AGENT ON BEHALF OF THE UNDERSIGNED, SELL ALL SUCH VIKING UNITS ON THE TORONTO STOCK EXCHANGE AND DELIVER THE NET CASH PROCEEDS FROM THE SALE OF SUCH VIKING UNITS TO THE UNDERSIGNED AS SOON AS COMMERCIALLY REASONABLE. THE UNDERSIGNED ACKNOWLEDGES THAT VIKING AND OTHERS WILL RELY UPON THE TRUTH AND ACCURACY OF THE FOREGOING REPRESENTATIONS, WARRANTIES, ACKNOWLEDGEMENTS AND AGREEMENTS, AND VIKING IS IRREVOCABLY AUTHORIZED TO PRODUCE THIS LETTER OF TRANSMITTAL OR A COPY HEREOF TO ANY INTERESTED PARTY IN ANY ADMINISTRATIVE OR LEGAL PROCEEDINGS OR OFFICIAL INQUIRY WITH RESPECT TO THE MATTERS COVERED HEREBY.

                        SPECIAL REGISTRATION INSTRUCTIONS

To be completed ONLY if the certificate(s) for Viking Units are to be issued in the name of someone other than the person(s) indicated below under "Unitholder Signature(s)". See Instruction 2 below. If this box is completed, the signature must be guaranteed. See Instruction 3 below.




-------------------------------------------------
Issue certificate(s) to:
_______________________________________________
         (Name) (Please Print)

_______________________________________________
         (Street Address and Number)

_______________________________________________
         (City and Province or State)

_______________________________________________
         (Country and Postal (Zip) Code)

_______________________________________________
         (Telephone - Business Hours)

_______________________________________________
(Social Insurance or Tax Identification Number)

-------------------------------------------------


                          SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the certificates for Viking Units are to be sent to someone other than the person(s) indicated below under "Unitholder Signatures" or to such persons at an address other than that appearing above or are to be held by the Depositary for pick-up by such persons or any person designated by them in writing. See Instruction 5 below. If this box is completed, the signature must be guaranteed. See Instruction 3 below.

-----------------------------------------------------------
Mail certificate(s) to:
_______________________________________________
         (Name) (Please Print)

_______________________________________________
         (Street Address and Number)

_______________________________________________
         (City and Province or State)

_______________________________________________
         (Country and Postal (Zip) Code)

_______________________________________________
         (Telephone - Business Hours)

|_|  Hold certificate(s) (for pick-up at the office of
     the Depositary at which this Letter of Transmittal is
     deposited.)
-----------------------------------------------------------


                     INSTRUCTIONS - UNITHOLDER SIGNATURE(S)

                  This box must be signed by the undersigned exactly as the name(s) appear(s) on the CNGT unit certificate(s) or by transferee(s) of original registered holder(s) authorized to become new registered holder(s) by certificates and documents transmitted with this Letter of Transmittal. See Instruction 2 below. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, please provide the information described in Instruction 4.

----------------------------------------------------------------------------------------------------------------
                                                      SIGNATURE OF UNITHOLDER(S)
__________________________________________________
   (Name) (Please Print)                              ____________________________________________________
__________________________________________________
   (Street Address and Number)                        ____________________________________________________
__________________________________________________
   (City and Province or State)
__________________________________________________
   (Country and Postal (Zip) Code)                    GUARANTEE OF SIGNATURE(S)
__________________________________________________    ____________________________________________________
   (Telephone - Business Hours)
__________________________________________________    Authorized Signature on behalf of an Eligible Institution.
   (Social Insurance or Tax Identification Number)    See Instruction 2 below.
Dated:_____________________________________________

----------------------------------------------------------------------------------------------------------------

                                  INSTRUCTIONS

1.       USE OF THE LETTER OF TRANSMITTAL

(a) This Letter of Transmittal (or an originally signified facsimile copy thereof) together with accompanying certificates representing the Deposited Units must be received by the Depositary at any of the offices specified on the last page hereof.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificates representing CNGT Units is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. CNGT recommends that the necessary documentation be hand delivered to the Depositary at any of its offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. CNGT UNITHOLDERS WHOSE CNGT UNITS ARE REGISTERED IN THE NAME OF A BROKER, INVESTMENT DEALER, BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD CONTACT THAT NOMINEE FOR ASSISTANCE IN DEPOSITING THOSE UNITS.

2.       SIGNATURES

         This Letter of Transmittal must be filled in and signed by the holder of CNGT Units or by such holder's duly authorized representative (in accordance with Instruction 4).

         (a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

         (b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

                  (i) such deposited certificate(s) must be endorsed or be accompanied by appropriate stock transfer power of attorney duly and properly completed by the registered owner(s); and

                  (ii) the signature(s) on such endorsement or stock transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 3 below.

3.       GUARANTEE OF SIGNATURES

         If: (a) this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Units, (b) the Viking Units are to be sent to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of CNGT, or (c) if Deposited Units are to be returned to a person other than such registered owner(s), or sent to an address other than the address of the registered owner(s) as shown on the registers of CNGT, such signature must be guaranteed by a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States (each, an "Eligible Institution"), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

4.       FIDUCIARIES, REPRESENTATIVES AND AUTHORIZATIONS

         Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of their proof of appointment and authority to act. Either Viking or the Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

5.                MISCELLANEOUS

         (a) If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Units, additional certificate numbers and number of Deposited Units may be included on a separate signed list affixed to this Letter of Transmittal.

         (b) If Deposited Units are registered in different forms (e.g. `John Doe' and `J. Doe') a separate Letter of Transmittal should be signed for each different registration.

         (c) No alternative, conditional or contingent deposits will be accepted.

         (d) Additional copies of the Information Circular and Letter of Transmittal may be obtained from the Depositary at any of the offices at the addresses listed below.

         (e) CNGT Unitholders covered by this Letter of Transmittal hereby unconditionally and irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

6.                LOST CERTIFICATES

         If a unit certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. In addition, the registered unitholder should immediately contact the transfer agent for CNGT so that arrangements can be made to issue a replacement certificate upon the holder satisfying the requirements of CNGT relating to the replacement certificates. The transfer agent will require written notice of the lost certificate.

7.       EXTINCTION OF RIGHTS

         Any certificate which immediately prior to the completion of the Merger represented outstanding CNGT Units that were not deposited, together with this Letter of Transmittal, with the Depositary on or prior to February 1, 2011, shall cease to represent a claim or interest of any kind or nature as a holder of Viking Units (including, without limitation any dividends, distributions, payments or interest in respect thereof). On such date, the Viking Units to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Viking, together with all entitlements to dividends, distributions, payments and interest thereon held for such former registered holder.

8.       NOTICE WITH RESPECT TO CERTAIN U.S. CNGT UNITHOLDERS

         The CNGT Unitholder depositing their CNGT Units with this Letter of Transmittal must advise Viking (through completion of the information on page 3 and deposit of this Letter of Transmittal with Computershare Trust Company of Canada) of the number of CNGT Units held by or on behalf of "Non-Qualified Parties" that are represented by the CNGT Unit certificate(s) deposited with this Letter of Transmittal no later than the Closing Date of the Merger (anticipated to be February 1, 2005).

            The Depositary is: COMPUTERSHARE TRUST COMPANY OF CANADA

                                  BY MAIL

                                  P.O. Box 7021 31 Adelaide St E
                                  Toronto, ON M5C 3H2 Attention:
                                  Corporate Actions


                                  BY HAND, REGISTERED MAIL OR BY COURIER

                                  100 University Avenue
                                  9th Floor
                                  Toronto, ON  M5J 2Y1
                                  Attention: Corporate Actions

                                  Toll Free: 1-800-564-6253
                                  E-Mail:    service@computershare.com


     ANY QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED BY HOLDERS OF CNGT UNITS TO THE DEPOSITARY AT THE TELEPHONE NUMBER AND LOCATION SET OUT ABOVE.


--------------------------------------------------------------------------------

                                 PRIVACY NOTICE

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you - from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

--------------------------------------------------------------------------------

                            CALPINE NATURAL GAS TRUST

                                  FORM OF PROXY

                     FOR THE SPECIAL MEETING OF UNITHOLDERS
                         TO BE HELD ON JANUARY 27, 2005

The undersigned holder ("Unitholder") of trust units ("Trust Units") of CALPINE NATURAL GAS TRUST ("CNGT") hereby appoints Gary S. Guidry, the President and Chief Executive Officer of Calpine Natural Gas Limited (the "Corporation"), or failing him, Gary Beagle, Vice President, Finance of the Corporation, or instead of either of the foregoing _________________________ as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned in respect of all matters that may come before the special meeting of the unitholders of CNGT to be held on Thursday, January 27, 2005, including any adjournment thereof (the "Meeting"), to the same extent and with the same powers as if the undersigned were personally present at the Meeting, with authority to vote at the proxyholder's discretion except as otherwise specified below:

Without limiting the general powers hereby conferred, the undersigned hereby directs the proxyholder to vote the Trust Units represented by this Form of Proxy in the following manner:

1. FOR ____ or AGAINST ____ the adoption of the special resolution, the text of which is set out in Appendix "A" to the proxy statement and information circular of CNGT dated December 20, 2004 (the "Information Circular"), to approve the merger (the "Merger") of CNGT and Viking Energy Royalty Trust ("Viking"), on the basis that each CNGT Unitholder would receive two (2) trust units of Viking in exchange for each Trust Unit of CNGT, on the terms and conditions described in the Information Circular and to effect all other transactions ancillary, or which are necessary, to implement the Merger as described in the Information Circular.

2. On any other matters that may properly come before the Meeting in such manner as the said proxyholder may see fit.

THE DIRECTORS AND MANAGEMENT RECOMMEND THAT UNITHOLDERS VOTE FOR THE ABOVE
MATTER.

THIS PROXY IS SOLICITED BY MANAGEMENT OF CNGT. The Trust Units represented by this Form of Proxy will be voted, where the unitholder has given a choice above, as directed or, if no direction is given, FOR such proposal. The person or persons appointed under this Form of Proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in this Form of Proxy and the Notice of Meeting and with respect to any other matters which may be properly brought before the Meeting or any adjournment thereof. This Form of Proxy should be read in conjunction with the accompanying Notice of Meeting and Information Circular.

The undersigned hereby revokes any             NOTES:
prior proxies.
                                           1.  A UNITHOLDER HAS THE RIGHT TO
                                               APPOINT A PERSON, WHO DOES NOT
                                               HAVE TO BE A UNITHOLDER, TO
                                               ATTEND AND ACT ON HIS OR HER
                                               BEHALF AT THE  MEETING OTHER THAN
DATED this ____ day of _________, 200___.      THE PERSONS DESIGNATED IN THIS
                                               FORM OF PROXY. THIS RIGHT MAY BE
                                               EXERCISED BY INSERTING THAT OTHER
                                               PERSON'S NAME IN THE BLANK SPACE
                                               PROVIDED FOR THAT PURPOSE AND
                                               STRIKING OUT THE OTHER NAMES OR
                                               BY COMPLETING ANOTHER PROPER
_____________________________________          FORM OF PROXY AND, IN EITHER
Signature of Unitholder                        CASE, BY DELIVERING THE COMPLETED
                                               FORM OF PROXY TO CNGT AS
                                               INDICATED BELOW.

_____________________________________     2.   This Form of Proxy must be
Name of Unitholder                             dated and executed by the
(Please Print)                                 unitholder (using exactly the
                                               same name in which the Trust
                                               Units are held) or by his
                                               attorney authorized in writing
                                               or, if the unitholder is a body
                                               corporate, by a duly authorized
                                               officer or attorney thereof. A
                                               copy of any such authorization
                                               should accompany this Form of
                                               Proxy. Persons signing as
                                               executors, administrators,
                                               trustees, etc. should so
                                               indicate. If this Form of Proxy
                                               is not dated, it will be deemed
                                               to bear the date on which it was
                                               mailed to CGNT by the unitholder.

                                          3.   In order for this Form of
                                               Proxy to be effective, it must be
                                               signed and deposited with
                                               Computershare Trust Company of
                                               Canada, 9th Floor, 100 University
                                               Avenue, Toronto, Ontario M5J 2Y1,
                                               Attention: Proxy Department not
                                               less than 24 hours (excluding
                                               Saturdays, Sundays and holidays)
                                               before the Meeting or any
                                               adjournment thereof.

                CONFIRMATION LETTER FOR CERTAIN U.S. UNITHOLDERS



Viking Energy Royalty Trust
330 5th Avenue SW, Suite 400
Calgary Place
Calgary, Alberta, Canada T2P 0L4

Ladies and Gentlemen:

         In connection with our proposed participation in the offer to exchange each outstanding trust unit (the "CNGT Units") of Calpine Natural Gas Trust ("CNGT") for two (2) trust units (the "Viking Units") of Viking Energy Royalty Trust ("Viking"), in connection with the proposed merger ("Merger") of CNGT and Viking as described in the Information Circular of CNGT relating to the Merger dated December 20, 2004, the undersigned beneficial unitholder of CNGT hereby represents and warrants to Viking and acknowledges and confirms that:

                  1. The undersigned is a resident of one of the following U.S. states: Delaware, Florida, Hawaii, Indiana, Maryland, Massachusetts, Minnesota, Mississippi, New Hampshire, New Jersey, Puerto Rico, Tennessee, Texas, Utah, West Virginia, Wisconsin and Wyoming (the "Subject States").

                  2. The undersigned is not an "institutional investor" within the meaning of the securities laws and regulations of the Subject State of which we are a resident.

                  3. The undersigned understands, confirms and accepts that, the Viking Units that otherwise would be directly issuable to it under the Merger in exchange for CNGT Units which it holds shall instead be issued to a selling agent on behalf of the undersigned, and such selling agent shall, as agent on behalf of the undersigned, sell all such Viking Units on the Toronto Stock Exchange and deliver the net cash proceeds from the sale of such Viking Units to the undersigned as soon as commercially reasonable..

                  4. The undersigned acknowledges that Viking and others will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgements and agreements, and Viking is irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.


YOUR FAILURE TO RETURN THIS CONFIRMATION LETTER, PROPERLY EXECUTED, TO VIKING BY 10:00 A.M. (CALGARY TIME) ON JANUARY 26, 2005 WILL BE DEEMED TO BE A CERTIFICATION THAT YOU ARE EITHER NOT A RESIDENT OF A SUBJECT STATE OR YOU ARE SUCH A RESIDENT AND ARE AN "INSTITUTIONAL INVESTOR" WITHIN THE MEANING OF THE SECURITIES LAWS AND REGULATIONS OF THE SUBJECT STATE OF WHICH YOU ARE A RESIDENT.

THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE PROVINCE OF ALBERTA.

                             (CONTINUED ON REVERSE)

--------------------------------------------------------------------------------

                                           SIGNATURE OF UNITHOLDER(S)
_______________________________
(Name) (Please Print)                      ___________________________________
_______________________________
(Street Address and Number)
_______________________________
(City and State and Zip Code)
_______________________________

_______________________________

_______________________________

(Name and Address of Broker, Financial Institution or Other
Nominee Through Which CNGT Units Are Held)
__________________________________________________
Account Number with Broker, Financial Institution or Nominee

Dated:_____________________________________________

--------------------------------------------------------------------------------

ITEM 2.           INFORMATIONAL LEGENDS

                  See "Notice to United States Securityholders" (following the cover page) in the Information Circular dated December 22, 2004.



                                     PART II

             INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS


EXHIBIT

1.1 The revised annual information form of Calpine Natural Gas Trust ("CNGT") dated October 20, 2004 (as filed November 30, 2004) for the period ended December 31, 2003, including (i) the unaudited statements of revenue and operating expenses for the nine months ended September 30, 2003 and 2002 for certain natural gas and petroleum properties and related assets acquired by CNGT from Calpine Corporation on October 15, 2003, and (ii) the audited statements of revenue and operating expenses for the three years ended December 31, 2003, 2002 and 2001, for certain natural gas and petroleum properties and related assets acquired by CNGT from Calpine Corporation on February 18, 2004, together with the auditors' report thereon, which annual information form is incorporated by reference into the Information Circular.

1.2 CNGT's Management's Discussion and Analysis for the period ended December 31, 2003 (incorporated by reference into the Information Circular).

1.3 CNGT's audited consolidated financial statements as at and for the period ended December 31, 2003 and the auditors' report thereon (incorporated by reference into the Information Circular).

1.4 CNGT's Management's Discussion and Analysis for the three and nine months ended September 30, 2004 (incorporated by reference into the Information Circular).

1.5 CNGT's unaudited consolidated financial statements as at and for the three and nine months ended September 30, 2004 (incorporated by reference into the Information Circular).

1.6 The audited statements of revenue and operating expenses for the years ended December 31, 2003, 2002 and 2001, for certain natural gas and petroleum properties and related assets acquired by CNGT from Calpine Corporation on October 15, 2003, together with the auditors' report thereon, as contained on pages F-11 to F-13 of CNGT's prospectus dated October 3, 2003 (incorporated by reference into the Information Circular).

1.7 CNGT's information circular and proxy statement dated March 23, 2004 for the annual general meeting of CNGT Unitholders held on May 7, 2004 (incorporated by reference into the Information Circular).

1.8 The renewal annual information form of Viking Energy Royalty Trust ("Viking") dated May 7, 2004 for the year ended December 31, 2003, including the audited consolidated financial statements of KeyWest Energy Corporation for the years ended December 31, 2002, 2001 and 2000, together with the notes thereto and the auditors' reports thereon, attached as Schedule A to the Viking AIF, which annual information form is incorporated by reference into the Information Circular.

1.9 Viking's Proxy Statement and Information Circular dated April 29, 2004 in connection with the annual and special meeting of unitholders of Viking held on June 9, 2004 (excluding those portions which appear under the headings "Compositions of the Compensation Committee", "Report on Executive Compensation" and "Report on Corporate Governance") (incorporated by reference into the Information Circular).

1.10 Viking's "Management's Discussion and Analysis" of financial results and financial condition for the year ended December 31, 2003 (incorporated by reference into the Information Circular).

1.11 Viking's comparative audited consolidated financial statements as at and for the year ended December 31, 2003 and the auditors' reports thereon (incorporated by reference into the Information Circular).

1.12 Viking's "Management's Discussion and Analysis" of financial results and financial condition for the three and nine months ended September 30, 2004 (incorporated by reference into the Information Circular).

1.13 Viking's comparative unaudited consolidated financial statements as at and for the three and nine months ended September 30, 2004 (incorporated by reference into the Information Circular).

1.14 Viking's material change report dated March 4, 2004 relating to the announcement of the preliminary results of Viking's independent reserves evaluation effective January 1, 2004 (incorporated by reference into the Information Circular).

1.15 Viking's material change report dated December 3, 2004 relating to the Merger (incorporated by reference into the Information Circular).

                                    PART III

                          CONSENT TO SERVICE OF PROCESS


         A written irrevocable consent and power of attorney on Form F-X is being filed by Viking Energy Royalty Trust concurrently with this Form CB.

                                     PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          VIKING ENERGY ROYALTY TRUST


Dated: December 23, 2004                  By: /s/ Robert Fotheringham
                                              ---------------------------------
                                              Name:  Robert Fotheringham
                                              Title: Vice President Finance
                                                     and Chief Financial Officer